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As filed with the Securities and Exchange Commission on April 15, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AFFINITY GROUP HOLDING, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-2428068 (I.R.S. Employer Identification No.)

2575 Vista Del Mar Drive
Ventura, CA 93001
805-667-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas F. Wolfe, Chief Financial Officer Affinity Group Holding, Inc. 2575 Vista Del Mar Drive Ventura, CA 93001 805-667-4100	Catherine A. Bartlett Kaplan, Strangis and Kaplan, P.A. 90 South Seventh Street, Suite 5500 Minneapolis, MN 55402 612-375-1138

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

10 7/8% Senior Notes due 2012	$119,863,000(2)	100%	$119,863,000(2)	$14,107.88

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes $31,663,000 of additional registered notes which may be issued as payment of accrued interest on the Senior Notes.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2005.

PROSPECTUS

         AFFINITY GROUP HOLDING, INC.

$88,200,000 aggregate principal amount of registered
10 7/8% Senior Notes due 2012
for any and all of a like principal amount of outstanding unregistered
10 7/8% Senior Notes due 2012

        We are offering to exchange 10 7/8% senior notes due 2012 (the "exchange notes") that have been registered under the Securities Exchange Act of 1933, as amended (the "Securities Act"), for any and all of the $88,200,000 aggregate principal amount outstanding of our 10 7/8% senior notes due 2012 (the "old notes") that were issued and sold by us on March 24, 2005 in a private offering exempt from registration under the Securities Act. This offer to exchange is subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

Material Terms of this Exchange Offer

  •
  The exchange offer expires at 5:00 p.m., New York City time, on            , 2005, unless extended.

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tendered old notes at any time prior to the expiration of this exchange offer.

  •
  You may tender old notes only in denominations of $1,000 and multiples of $1,000.

  •
  The exchange of old notes for exchange notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes.

  •
  The terms of the exchange notes are substantially identical to the old notes, except for certain transfer restrictions and registration rights relating to the old notes.

  •
  We will not receive any proceeds from this exchange offer.

  •
  Affiliates of our company may not participate in this exchange offer.

  •
  We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system.

        See "Risk Factors" beginning on page 17 of this prospectus to read about factors you should consider before making an investment in the exchange notes.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                        , 2005.

FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described (or that they will happen at all). You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation will change in the future.

        Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are outside our control, any one of which, or a combination of which, could materially affect the results of our operations and whether the forward-looking statements made by us ultimately prove to be accurate, including:

  •
  our substantial indebtedness

  •
  our future profitability

  •
  consumer spending

  •
  fuel prices

  •
  general economic conditions

  •
  economic conditions in the RV industry

  •
  regulatory changes

  •
  our relationships with marketing partners

  •
  our ability to attract and retain members

  •
  competition

  •
  increase in paper, postage and shipping costs

PROSPECTUS SUMMARY

        The following summary highlights selected information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document. As used in this prospectus, unless the context indicates otherwise: "we," "our," "us" and "Company" refer to Affinity Group Holding, Inc. and its consolidated subsidiaries. Unless stated otherwise, all membership and circulation data is given as of December 31, 2004.

The Company

        Affinity Group Holding, Inc. is a newly formed holding company and the direct parent of Affinity Group, Inc. We are a member-based direct marketing organization targeting North American recreational vehicle or RV owners and outdoor enthusiasts. Our club members form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. In addition, we are a specialty retailer of RV-related products. We operate through three principal lines of business: (i) club memberships and related products and services, (ii) subscription magazines and other publications including directories, and (iii) specialty merchandise sold primarily through our 41 Camping World retail supercenters, mail order catalogs and the Internet.

        There are approximately 1.7 million dues paying members enrolled in our clubs. We currently have 5.9 million in aggregate circulation and approximately 1.1 million paid circulation across our 37 publications. For the year ended December 31, 2004, our revenue, operating income and net income were $464.7 million, $46.2 million and $10.3 million, respectively. Pro forma EBITDA (as set forth in "Summary Historical Consolidated Financial and Other Data") and pro forma net income were $55.3 million and $3.6 million, respectively.

Membership Clubs, Products and Services

        We operate four membership clubs: the Good Sam Club, President's Club, and Coast to Coast Club which are directed toward RV owners, campers and outdoor vacationers, as well as the Golf Card Club which targets golfers. These clubs offer a wide variety of discounts and benefits, the average estimated value of which significantly exceeds the cost of membership. Membership in each club is sold individually and although the Good Sam Club, President's Club and Coast to Coast Club all service the RV community, there is little direct competition between our clubs in terms of the benefits offered.

        We promote products and services that either address the specific needs of RV owners or are designed for people who fit the demographic characteristics of our club members, publication subscribers or Camping World customers. We leverage the large membership base of our four membership clubs, our publications' subscribers and our Camping World customers to market our products and services. These products and services include emergency road service, or ERS, various forms of insurance, extended warranty and credit cards. All of our products and services are provided by third parties that pay us a marketing fee based on referrals, with the exception of ERS, where we outsource the service to Cross Country Motor Club, Inc., a third party nationwide motor club.

Publications

        We publish and distribute a variety of specialty publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories, and RV industry trade magazines. As of December 31, 2004, we had 5.9 million in aggregate circulation and approximately 1.1 million paid circulation across our 37 publications.

        We believe that the focused audience of each of our publications is an important factor in attracting advertisers, which include manufacturers of RVs and RV-related products, campground operators and large national RV dealerships as well as manufacturers of power sports vehicles and accessories. Our publications often represent a primary advertising channel for their particular market segments affording us significant leverage with our advertisers. As a result, we have experienced significant stability in advertising spending from year to year.

Camping World

        Our Camping World subsidiary is a national specialty retailer of merchandise, accessories and services for RV owners and camping enthusiasts. We believe that Camping World's position in the RV accessory industry results from a high level of positive brand recognition, an effective triple channel distribution strategy (stores, catalogs and online) and a commitment to offer a broad selection of specialized RV products and services at competitive prices combined with technical assistance and on-site installation. With the opening of our two newest Camping World supercenters opened in the first quarter of 2005, we currently have 41 Camping World retail locations in 24 states. Our Camping World supercenters offer approximately 8,000 items, of which we estimate approximately 70% are not regularly available in general merchandise stores. In addition, Camping World's supercenters provide installation and repair services for RV products which are not available at other retail outlets. During the year ended December 31, 2004, we distributed 7.6 million Camping World catalogs to targeted customers within our database, selected campground sites and our Camping World supercenters.

        Camping World supercenters are strategically located in areas where high concentrations of RV owners live or in proximity to destinations frequented by RV users. We seek to locate our supercenters next to RV dealerships, which provides us with increased retail traffic. Where possible, we seek to enhance the benefits of locating next to RV dealerships through a dealer alliance program by entering into cooperative operating agreements with those dealerships. Our dealer alliance program includes Camping World stores located next to dealerships owned and operated by FreedomRoads, LLC ("Freedom Roads"), which is an affiliate of ours. At present, 22 Camping World supercenters are located next to RV dealerships; of those, 15 Camping World supercenters are part of our dealer alliance program, including 9 located next to Freedom Roads dealerships. Additionally, we have installed in-store kiosks in our Camping World supercenters to market our subscription-based products and services, including vehicle insurance, extended warranty and ERS. Camping World's supercenters are designed to provide one-stop shopping by combining broad product selection, technical assistance and on-site installation services.

Competitive Strengths

        We believe that our key competitive strengths are as follows:

        Stable, Recurring Cash Flow Stream.    Approximately 85% of our operating income is generated through our membership clubs, subscription-based products and services and publications businesses, which historically have provided a recurring income stream through a core base of customers. Our four membership clubs have a historical average renewal rate of 66%, which we believe compares favorably to other subscription-based businesses. Similarly, our subscription-based products and services historically also have experienced high renewal rates, averaging over 85% over the past four years for our largest product and service offerings, ERS, RV insurance and extended warranty.

        Established Market Positions.    We are an established direct marketing organization targeting North American RV owners and outdoor enthusiasts with comprehensive targeted product offerings. The Good Sam Club, which was founded in 1966, and the President's Club are both long-established RV membership clubs in North America. Camping World is a long-established national specialty retailer of merchandise accessories and services for RV owners and camping enthusiasts.

        We believe our significant size relative to our competition is a meaningful advantage that provides us greater leverage to negotiate benefits and discounts with third-party service providers for our members and consequently enhances the value of our product and service offerings. Additionally, these negotiating and pricing advantages allow us to increase membership dues without risking the loss of members, who are compensated by additional savings. These advantages compound as new customers are drawn to the higher savings earned by our club members. Our 1.7 million club members and the 6.8 million consumers in our proprietary database serve as a unique, captive audience for direct marketing, which significantly lowers customer acquisition costs relative to our competitors and facilitates cost-effective cross-selling.

        Largely Recession Resistant.    We believe the characteristics of our business mitigate the effects of economic downturns on our operating performance. While the sale of new RVs is generally influenced by economic conditions, our financial performance historically has shown little correlation to changes in the Gross Domestic Product, gas prices or even new RV shipments. We believe this is due partially to the low cost of our products and services relative to the cost of purchasing an RV and to the fact that our clubs provide average annual savings significantly in excess of the annual dues. We market our clubs, products and services to a sizable existing installed base of 6.9 million RV owners, which affords us the ability to continue to attract new customers irrespective of new RV sales. We believe RV owners may be more likely to take vacations utilizing RVs during an economic downturn because they generally are less expensive than vacations necessitating plane or train travel and hotel accommodations, which would drive increased sales of our products.

        Favorable Demographic Trends.    Favorable demographic trends, in particular the aging of the "baby boomers" categorized by numbers of householders, indicate that RV ownership should increase during the next 10 years. Overall RV ownership rates have historically been highest, with 14% penetration, in the 55-64 age bracket, an age bracket that is expected to grow by 45% by 2010, according to the National Survey of the RV Consumer by the University of Michigan in 2001 (the "RV Survey"). Furthermore, the 45-54 age bracket, which maintains the second highest ownership rate of RVs, is expected to grow by 15% by 2010. The growth in these age brackets is expected to generate dramatic growth in the pool of potential RV consumers. Also, according to the RV Survey, this age bracket shift will drive the number of households that own at least one RV from 6.9 million in 2001 to 7.9 million in 2010. In addition, RV owners have household incomes that significantly exceed the national average. These demographics are attractive for advertisers and third-party providers of products and services.

        Experienced and Incentivized Management Team.    Our executive management team has extensive publishing, direct marketing and retail experience with significant expertise in the RV industry. With an average of over 13 years with us, the team has developed substantial experience in increasing our target customer base, using strategic alliances to bolster product offerings that create value for our customers and increasing cross-selling opportunities for our high margin product offerings. Our consistent operating performance, to a great extent, is attributable to our senior managers who are responsible for developing and implementing our business strategy and focusing on increasing profitability. Our executive management team is compensated both through an annual salary and through a management incentive program that is directly tied to our financial performance.

Our Strategy

        Our primary business strategy is to maximize the sale of club memberships, products, services, publications and merchandise to our target customer base of RV owners and outdoor enthusiasts. To this end, we focus on cross-selling our various offerings to each of our customers while managing customer acquisition costs and maintaining high renewal rates by providing high value product offerings.

        Maximize Customer Retention with Value-Added Product Offerings. A key aspect of our strategy is to maximize the value proposition of each of our product offerings, which contributes to strong customer renewal rates. Each of our four membership clubs provides our customers with tangible savings over and above the membership fee. On average, club members realize savings five times greater than the cost of their annual membership dues as the result of being able to purchase products and services at discounts made available through our clubs. We believe that the participation levels and renewal rates of club members reflect the benefits derived from their membership. As such, in order to maximize customer renewal rates, we constantly evaluate member satisfaction and actively respond to changing member preferences through the enhancement or introduction of new membership benefits including products and services.

        Efficiently Acquire New Customers.    We believe efficient customer acquisition and database population are critical to driving our growth and profitability. Camping World and its discount buyer's club, President's Club, together, account for approximately 50% of our new customer database entries. In addition to being a highly valuable customer loyalty program, President's Club allows us to capture specific information about each customer including RV type and usage, as well as information on the customer's age, income, net worth and interests, while adding virtually no incremental customer acquisition costs. We are able to customize our direct marketing offers based upon our customers' profiles. Other methods of customer acquisition include purchasing lists from data providers and placing our publications at campgrounds and dealerships. We then manage our database and target our offers to the customers most likely to purchase more than one of our product offerings.

        Cross-Sell Products and Services to Existing Customers.    We proactively cross-sell our products and services across our customer base. For example, we use our existing customer database to cost-efficiently market Camping World products through catalogs. Conversely, Camping World supercenters provide direct customer referrals to our membership clubs, products and services through their in-store kiosks. In addition, we use our publications to communicate with our core customer base and to promote our other business segments to existing club members. Our magazines contain relevant content as well as various forms of advertisements for our membership clubs, products and services.

        Develop and Market Additional Product and Service Offerings and Additional Affinity Groups. We continually evaluate additional products and services that can be developed and offered to our customer base of RV owners and outdoor enthusiasts and we continually expand the variety of products and services that are attractive to our customer base. When introducing new products and services, we concentrate on products and services provided by third parties, which we can market without significant capital investment or underwriting risk and for which we typically receive a marketing fee from the service provider based on sales volume. We seek to utilize the purchasing power of our club members to obtain products and services at attractive prices. Also, we believe that the experience we have accumulated in managing our existing recreational affinity groups is applicable to the management of other recreational interest organizations. As a result, we conduct ongoing evaluations for developing or acquiring affinity groups for which we can build membership enrollment and to which we can market products and services.

        Expand Niche Recreational Publications.    We believe aggregate circulation of our magazines is an important factor in determining the amount of revenue we can obtain from advertisers. Consequently, we seek to expand our presence as a publisher in select recreational niches through the introduction of new magazine titles and the acquisition of other publications in our markets or in complementary recreational market niches. Publications in complementary niches may also provide the opportunity to launch new membership clubs, to market our products and services to new customers and to develop other products and services which meet the special needs of these customers. For example, our acquisition of the publishing assets of Poole Publications, Inc. in October 2003 allowed us to expand our presence in the recreational boat market niche.

        Increase Camping World Penetration.    We intend to continue the controlled expansion of our Camping World supercenter network by developing Camping World stores alongside or within independent RV dealerships, including RV dealerships owned and operated by our affiliates, which provides a competitive advantage by creating a means of increasing retail customer traffic. In 2004 we opened six new Camping World stores, and in 2005 we intend to open ten new Camping World stores as a part of our dealer alliance program. In addition to generating increased cash flows from the sale of merchandise, a larger network of geographically diverse Camping World stores will enhance our ability to market our portfolio of membership clubs, publications and product and service offerings to a significantly larger customer base.

The Investment in FreedomRoads

        The net proceeds of the old notes were used to make an equity capital contribution to AGI. AGI, in turn, made an equity capital contribution in an equal amount to its subsidiary Camping World, Inc. Camping World, Inc., in turn, made an equity capital contribution in an equal amount to its subsidiary CWI, Inc. Simultaneously with the issuance of the old notes, CWI, Inc. formed a subsidiary as an unrestricted subsidiary for purposes of AGI's indenture and made an equity capital contribution in an equal amount to that unrestricted subsidiary. That unrestricted subsidiary used the proceeds of the equity capital contribution to acquire a preferred membership interest in FreedomRoads Holding Company, LLC ("FreedomRoads Holding"), and FreedomRoads Holding made an equity capital contribution in an equal amount to FreedomRoads. FreedomRoads used $36.0 million of the proceeds to repay existing indebtedness owed to entities beneficially owned by Stephen Adams, the Chairman of our Board of Directors, used approximately $10.0 million of the proceeds to make an acquisition of an RV dealership and will use the remainder of the proceeds for general corporate purposes.

        FreedomRoads is headquartered in Lincolnshire, Illinois and owns and operates RV dealerships throughout the United States. FreedomRoads offers recreational vehicle products and services, including both new and used vehicles, maintenance and repair services, financing and insurance, replacement parts and service contracts. FreedomRoads is owned by an entity beneficially owned by Stephen Adams, the Chairman of our Board of Directors.

Our Corporate Structure and Investment

        We are a Delaware corporation. Our principal executive office is located at 2575 Vista Del Mar Drive, Ventura, California 93001, and our telephone number is (805) 667-4100. The corporate website of Affinity Group, Inc. is http://www.affinitygroup.com and a portal to its membership clubs, products and services can be found at http://www.rv.net. The information found on AGI's websites does not form part of this prospectus. Following is information on our corporate structure and our preferred membership interest in Freedom Roads Holding Company, LLC.

The Stephen Adams Living Trust
90.0%
97.4%
FreedomRoads Holding Company, LLC
100.0%
Capital Contribution
FreedomRoads, LLC
AGI Holding Corp.
100.0%
Affinity Group Holding, Inc.
Senior Notes
100.0%
Capital Contribution
Affinity Group, Inc.
100.0%
Capital Contribution
100.0%
Capital Contribution
100.0%
Camping World, Inc.
Other Subsidiaries
100.0%
Capital Contribution
CWI, Inc.
100.0%
Capital Contribution
CWFR Capital Corp. (Unrestricted Subsidiary)
Preferred Membership Interest

SUMMARY OF THE EXCHANGE OFFER

Background	On March 24, 2005, Affinity Group Holding, Inc. issued $88,200,000 aggregate principal amount of 10 7/8% Senior Notes due 2012 in a private offering. These old notes were not registered under the Securities Act. In connection with the offering of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, dated March 24, 2005, which we refer to as the registration rights agreement, in which we agreed to offer to exchange old notes for new notes which have been registered under the Securities Act. This exchange offer is intended to satisfy that obligation.
Securities Offered	$88,200,000 aggregate principal amount of 10 7/8% Senior Notes due 2012, which we have registered under the Securities Act.
Issuer	Affinity Group Holding, Inc.
The Exchange Offer
We are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of old notes. The terms of the old notes and the exchange notes are identical in all material respects, except that the exchange notes do not restrict transfer and do not include exchange or registration rights. After this exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your old notes. Under limited circumstances, certain holders of outstanding old notes may require us to file a shelf registration statement under the Securities Act. As of this date, there is $88,200,000 aggregate principal amount of old notes outstanding.
Required Representations	In order to participate in this exchange offer, you will be required to make certain representations to us in a letter of transmittal, including that:
• any exchange notes will be acquired by you in the ordinary course of your business;
• you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes; and
• you are not our "affiliate" as defined under Rule 405 of the Securities Act.
Resale
Based upon the existing interpretations of the staff of the Securities and Exchange Commission (the "Commission") as described in several no-action letters to other issuers regarding similar exchange offers, we believe that the exchange notes issued in this exchange offer can be traded freely by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:
• the exchange notes issued in this exchange offer are being acquired in the ordinary course of your business;

•
you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in this exchange offer; and
• you are not our "affiliate" as defined under Rule 405 of the Securities Act.

If our belief is inaccurate and you transfer any exchange note issued to you in this exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each participating broker-dealer that is issued exchange notes in this exchange offer for its own account in exchange for old notes which were acquired by such participating broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in this exchange offer. We have agreed in the registration rights agreement that a participating broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in this exchange offer. We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of this exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market.
Expiration Date
This exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless extended. If extended, the term "expiration date" shall mean the latest date and time to which we extend this exchange offer.
Conditions to the Exchange Offer
This exchange offer is subject to certain customary conditions, which may be waived by us prior to the expiration date; these conditions are described under "The Exchange Offer—Conditions to the Exchange Offer." This exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Procedures for Tendering Your Old Notes	If you wish to tender your old notes for exchange pursuant to this exchange offer, you must do one of the following on or before the expiration date:
•
make a book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company and either transmit a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a manually signed facsimile of the letter of transmittal, together with any other required documentation, to the exchange agent at the address set forth in this prospectus under "The Exchange Offer—Exchange Agent," and on the front cover of the letter of transmittal, or transmit a computer generated message transmitted by means of The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or
•
transmit the certificates for your old notes and a properly completed and duly executed letter of transmittal, or a manually signed facsimile of the letter of transmittal together with any other required documentation, to the exchange agent.
If either of these procedures cannot be satisfied on a timely basis, then you should comply with the guaranteed delivery procedures described below.
By executing the letter of transmittal, each holder of the old notes will make representations to us described under "The Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in this exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.
Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent prior to the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described under "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures."

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to the conditions described under "The Exchange Offer—Conditions to the Exchange Offer," we will accept for exchange any and all old notes which are validly tendered in this exchange offer, and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date. We will issue the exchange notes promptly following the expiration date.
Withdrawal Rights
You may withdraw the tender of your old notes at any time prior to the expiration date, subject to compliance with the procedures for withdrawal described in this prospectus under "The Exchange Offer—Withdrawal Rights."
Certain Income Tax Considerations	For a summary of material federal income tax considerations relating to the exchange of old notes for exchange notes, see "Certain Income Tax Considerations."
Exchange Agent
The Bank of New York, the trustee under the indenture governing the notes, is serving as the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in this prospectus under "The Exchange Offer—Exchange Agent."
Consequences of Failure to Exchange Old Notes

If you do not exchange your old notes for exchange notes pursuant to this exchange offer, you will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture governing the notes. In general, the old notes may not be offered or sold unless they are registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. We currently do not intend to register the old notes under the Securities Act.

SUMMARY OF TERMS OF THE NOTES

        The exchange notes are identical in all material respect to the old notes, except that the exchange notes will no longer contain transfer restrictions and holders of exchange notes will no longer have registration rights. The exchange notes will evidence the same debt as the old notes, which they replace, and will be governed by the same indenture.

Issuer	Affinity Group Holding, Inc.
Notes	$88,200,000 principal amount of 10 7/8% Senior Notes due 2012
Maturity Date	February 15, 2012
Interest Rate	10 7/8% per year
Interest Payment Dates	February 15 and August 15, beginning August 15, 2005
Payment of Interest—Additional Notes
For any interest payment date on or prior to February 15, 2008, interest will be payable through the issuance of additional notes in a principal amount equal to such interest amount or, at our election made before the relevant record date, in cash. The additional notes issued to pay interest will be identical to the exchange notes except that interest will begin to accrue from the date the additional notes are issued rather than the issue date of the old notes.
Security and Ranking	The notes will not be secured by any collateral. The notes will rank senior in right of payment to our existing and future subordinated debt.

We estimate that, as of December 31, 2004, on a pro forma consolidated basis, we would have had $399.3 million of debt outstanding (net of a $3.2 million original issue discount in connection with the notes offered hereby), of which $114.3 million would have been senior debt, The notes will be structurally subordinated in right of payment to all obligations of our subsidiaries. As of December 31, 2004, on a pro forma consolidated basis, the aggregate debt outstanding of our subsidiaries, which would structurally rank senior to the notes, would have been $314.3 million.
Guarantees	The notes will not be guaranteed.
Optional Redemption	Except in the case of equity offerings by us, we cannot choose to redeem the notes prior to February 15, 2008.
At any time from and after February 15, 2008 (which may be more than once), we can choose to redeem some or all of the notes at specified prices, plus accrued and unpaid interest, if any.
Optional Redemptions after Equity Offerings	On one or more occasions, we can choose to purchase up to 35% of the outstanding principal amount of the notes with money that we raise in one or more equity offerings, as long as:
• we pay 110.875% of the principal amount of the notes bought, plus accrued and unpaid interest;

	•	we purchase the notes within 90 days of completing the public equity offering; and
	•	at least 65% of the aggregate principal amount of the notes originally issued remains outstanding afterward.
Mandatory Redemption	On or prior to March 15, 2010, we are required to redeem any additional notes issued as payment of accrued interest.
Change of Control Offer	If we experience a change in control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest.

We might not be able to pay you the required price for the notes you present to us at the time of a change in control because we might not have enough funds at that time or the terms of AGI's debt may prevent us from paying you.
Asset Sale Proceeds	We may have to use the net cash proceeds from selling assets to offer to purchase your notes at 100% of their principal amount, plus accrued and unpaid interest.
Certain Indenture Provision	The indenture governing the notes will limit what we (and our restricted subsidiaries) may do. The provisions of the indenture will limit our ability to:
	•	incur additional debt or issue preferred stock;
	•	pay dividends and make distributions on, or redeem or repurchase capital stock;
	•	make certain investments;
	•	issue stock of subsidiaries;
	•	create liens;
	•	enter into transactions with affiliates;
	•	enter into sale-leaseback transactions;
	•	merge or consolidate; and
	•	transfer and sell assets.
These covenants are subject to a number of important exceptions. See "Description of the Notes—Certain Covenants."
Original issue discount
The notes are expected to be issued at an original issue discount ("OID") for U.S. federal income tax purposes. In each tax year during which a note is held, U.S. Holders must generally include OID in gross income in advance of the receipt of cash attributable to that income. See "Certain Material United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Interest and Original Issue Discount."

No Prior Market
Although the initial purchaser of the old notes has informed us that it intends to make a market in the exchange notes, it is not obligated to do so and it may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.
Use of Proceeds	We will not receive any net proceeds from this exchange offer.

RISK FACTORS

        You should consider carefully all of the information in this prospectus. In particular, you should evaluate the specific risk factors under "Risk Factors," which begin on page 17, for a discussion of certain risks that should be considered by investors in connection with this exchange offer.

Summary Historical Consolidated Financial and Other Data of AGI

        The summary financial data for each of the three years ended December 31, 2004 presented below is derived from AGI's audited consolidated financial statements. AGI is our sole asset. The pro forma summary financial data for the year ended December 31, 2004 presented below gives effect to the offering of the notes and the application of the proceeds thereof as described under "Use of Proceeds" as if they occurred on January 1, 2004. The summary financial data and the pro forma summary financial data should be read in conjunction with "Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," AGI's consolidated financial statements and the related notes thereto, and our pro forma consolidated financial data included elsewhere herein.

	Year Ended December 31,				Pro Forma Year Ended December 31, 2004
				Pro Forma Adjustments
	2002	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Membership services	$124,546	$128,664	$131,608	$—	$131,608
Publications	66,654	71,436	77,977	—	77,977
Retail	239,922	225,306	255,094	—	255,094

Total revenues	431,122	425,406	464,679	—	464,679
Costs applicable to revenues:
Membership services	74,097	79,500	84,231	—	84,231
Publications	45,351	48,392	53,042	—	53,042
Retail	158,265	136,137	151,196	—	151,196
Total costs applicable to revenues	277,713	264,029	288,469	—	288,469
Gross profit	153,409	161,377	176,210	—	176,210
Operating expenses:
Selling, general and administrative	101,608	104,066	116,137	160	116,297
Restructuring charge(1)	2,269	1,210	—	—	—
Depreciation and amortization	9,893	10,298	13,893	549	14,442

Total	113,770	115,574	130,030	709	130,739
Income from operations	39,639	45,803	46,180	(709)	45,471
Interest expense, net	(16,862)	(18,123)	(23,239)	(10,057)	(33,296)
Debt extinguishment expense	—	(3,218)	(5,035)	—	(5,035)
Other non-operating (expense) income, net	(44)	201	420	—	420
Income tax expense	(9,032)	(9,275)	(8,075)	4,091	(3,984)
Cumulative effect of accounting change(2)	(1,742)	—	—	—	—

Net income	$11,959	$15,388	$10,251	$(6,675)	$3,576

Other Financial Data and Ratios:
EBITDA(3)	$47,746	$53,084	$55,458	$(160)	$55,298
Capital expenditures	10,710	10,810	8,869	—	8,869
Ratio of earnings to fixed charges(4)	2.06x	2.19x	1.70x	—	1.21x
Balance Sheet Data (at end of period):
Cash and cash equivalents			$24,564	$—	$24,564
Working capital (deficiency)(5)			(10,813)	—	(10,813)
Total assets			320,222	84,845	405,067
Total debt			314,336	85,005	399,341
Total stockholder's deficit			(158,108)	(99)	(158,207)

(1)
We incurred restructuring charges in 2002 and 2003. These charges were primarily attributable to management reorganizations in the retail segment.

(2)
We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In accordance with the transition provisions of SFAS No. 142, we recorded a non-cash charge of $1,742 to reduce the carrying value of our goodwill. The SFAS No. 142 goodwill impairment is associated solely with goodwill of our Golf Card Club, which is included in our membership services segment.

(3)
EBITDA, a measure used by management to measure operating performance, is defined as net income before income tax expense, net interest expense, depreciation and amortization. EBITDA does not represent operating income or net cash flows from operations in accordance with GAAP and should not be considered by prospective purchasers of the notes to be an alternative to operating income or cash flows from operations to fund our future cash requirements. The EBITDA measure may not be comparable to similarly titled measures used by other companies.

The following chart reconciles net income to EBITDA (dollars in thousands):

	Year Ended December 31,
				Pro Forma Year Ended December 31, 2004
	2002	2003	2004
Net income	$11,959	$15,388	$10,251	$3,576
Income tax expense	9,032	9,275	8,075	3,984
Interest expense, net	16,862	18,123	23,239	33,296
Depreciation and amortization	9,893	10,298	13,893	14,442

EBITDA	$47,746	$53,084	$55,458	$55,298

(4)
In calculating the ratio of earnings to fixed charges, earnings consist of net income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes the amortization of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based on imputed interest rates.

(5)
Working capital is defined as current assets less current liabilities.

RISK FACTORS

        In evaluating whether to participate in this exchange offer, you should carefully consider the risk factors set forth below as well as the other information contained in this prospectus. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Relating to the Notes

        Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness. As of December 31, 2004, our total debt and total stockholder's deficit on a pro forma basis were as follows (dollars in thousands):

At December 31, 2004
Total senior debt	$114,336
AGI 9% Senior Subordinate Notes due 2012	200,000
Notes offered hereby (net of $3,195 original issue discount)	85,005

Total debt	$399,341

Total stockholder's deficit (pro forma)	$(158,207)

        In the future, we intend to use cash generated by operations to reduce our indebtedness. However, we may from time to time, subject to restrictions imposed by the terms of our indebtedness, pay dividends or find it more advantageous to employ cash generated by operations for capital investments and acquisitions.

        Our ability to satisfy our debt service obligations will depend primarily upon our future operating performance. Future debt repayments by us, including the principal amount of the notes, may require funds in excess of our available cash flow. We cannot assure you that we will be able to raise additional funds, if necessary, through future financings. The note indenture imposes several restrictions upon us, including restrictions on our ability to incur additional indebtedness and pledge assets.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, expansion through acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability, among other things, to borrow additional funds.

Despite current indebtedness levels and restrictive covenants, we still may be able to incur substantially more debt in the future

        Despite our current level of debt, we or our subsidiaries may be able to incur substantial additional debt in the future. AGI's senior credit facility will permit total borrowings of up to $147.6 million. Although the terms of the indenture governing the notes and the terms of AGI's senior credit facility and AGI's senior subordinated notes indenture will restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as result of our leverage could intensify.

        If our financial condition and operating results deteriorate, our relationships with our creditors, including the holders of the notes, the lenders under AGI's senior credit facility and our suppliers, may be adversely affected.

Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our obligations under the notes effectively are subordinated to the obligations of our subsidiaries.

        We currently conduct substantially all of our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. Our ability to pay our obligations under the notes depends on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are separate and distinct legal entities that will have no obligations to pay any dividends or to lend or advance us funds and that may be restricted from doing so by contract, including other financing arrangements, charter provisions or applicable legal or regulatory requirements, and our ability may also depend on the financial condition and regulatory requirements of our subsidiaries. In addition, because we are a holding company, except to the extent that we have priority or equal claims against our subsidiaries as a creditor, our obligations under the notes will be effectively subordinated to the obligations of our subsidiaries.

        As at December 31, 2004, on a pro forma consolidated basis, we would have had $399.3 million of debt outstanding (net of a $3.2 million original issue discount in connection with the notes offered hereby), of which $114.3 million would have been senior debt. As of December 31, 2004, on a pro forma consolidated basis, the aggregate debt outstanding of our subsidiaries, which would effectively rank senior to the notes, would have been $314.3 million.

Our operations are substantially restricted by the terms of the notes and the terms of AGI's senior credit facility and AGI's senior subordinated notes, which could adversely affect us and increase our credit risk.

        The indenture governing the notes, the indenture governing AGI's senior subordinated notes and the terms of AGI's senior credit facility will include a number of significant restrictive covenants. These covenants will restrict, among other things, our ability to:

  •
  incur more debt;

  •
  pay dividends or make other distributions;

  •
  make investments;

  •
  issue stock of subsidiaries;

  •
  repurchase stock;

  •
  create liens;

  •
  enter into transactions with affiliates;

  •
  enter into sale-leaseback transactions;

  •
  merge or consolidate; and

  •
  transfer and sell assets.

        These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. These covenants are subject to certain important exceptions.

        AGI's senior credit facility contains other and more restrictive covenants, including financial covenants that will require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in "Description of Other Indebtedness." As of December 31, 2004, our fixed charge coverage ratio was 1.66 to 1 compared to the requirement that the ratio not be less than 1.05 to 1, our total debt to EBITDA ratio was 4.83 to 1 compared to the requirement that the ratio not be greater than 5.50 to 1, our senior debt to EBITDA ratio was 1.66 to 1 compared to the requirement that the ratio not be greater than 2.25 to 1, and our total interest coverage ratio was 2.71 to 1 compared to the requirement that the ratio not be less than 2.1 to 1. Our ability to comply with these covenants and requirements may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.

        If we are not able to comply with the covenants and other requirements contained in the indenture, AGI's indenture, AGI's senior credit facility or our other debt instruments, an event of default under the relevant debt instrument could occur. Our ability to comply with the provisions of the indenture, AGI's indenture, AGI's senior credit facility and the agreements or indentures governing other debt we may incur in the future could be affected by events beyond our control and, therefore, we may be unable to meet those ratios and conditions. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings, and the holders of the defaulted debt could declare amounts outstanding with respect to that debt to be immediately due and payable. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments or that we would be able to refinance or restructure the payments of these debt instruments. Even if we were able to secure additional financing, it may not be available on terms favorable to us.

To service our indebtedness, we will require a significant amount of cash, the availability of which depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and the indebtedness of our subsidiaries, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under AGI's senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, as it becomes due or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, sell additional shares of capital stock or restructure or refinance all or a portion of our debt, including the notes, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including AGI's senior credit facility and the notes, on satisfactory terms or at all.

        Our failure to comply with our obligations under the note indenture may result in an event of default under the indenture. A default, if not cured or waived, may permit acceleration of our other indebtedness. We cannot be certain that we will have funds available to remedy these defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

We may not have the ability to raise the funds necessary to repurchase the notes upon a change of control.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make any required repurchases or that AGI's senior credit facility or the indenture governing AGI's senior subordinates notes will not allow such repurchases. If we do not repay all borrowings under AGI's senior credit facility and the indenture governing AGI's senior subordinated notes or obtain the consent of our lenders and noteholders to permit distribution of funds to us to repurchase the notes, we will be prohibited from purchasing the notes. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes. In addition, certain important corporate events relating to our capital structure would not constitute a "change of control" under the indenture. See "Description of the Notes—Change of Control Offer."

You may not be able to sell your exchange notes.

        There is no existing trading market for the exchange notes. If no active trading market develops, you may not be able to sell your notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchaser of the old notes that it currently intends to make a market in the exchange notes. However, such market-making may cease at any time. We do not intend to apply for listing the notes on any securities exchange or for quotation through any over-the-counter market.

The notes will be treated as issued with original issue discount

        The notes will be treated as issued with original issue discount for U.S. federal income tax purposes. Accordingly, the holders of the notes will be required to include original issue discount in gross income for U.S. federal income tax purposes in advance of receipt of cash payments to which the income is attributable. See "Certain Material United States Federal Income Tax Considerations."

Risks Relating to Our Business

We depend on our ability to attract and retain active members.

        Our future success depends in large part upon continued demand for our membership club programs by consumers. Any number of factors could affect the frequency with which consumers participate in our programs or whether they enroll in a membership club at all. These factors include (1) consumer taste preferences, (2) the frequency with which members participate in club activities, (3) general economic conditions, (4) weather conditions, and (5) the availability of alternative discount programs in the region in which consumers live and work. Any significant decline in usage or increase in program cancellations, without a corresponding increase in new member enrollments, could have a material adverse effect on our business.

        Our future growth depends upon continued demand for our membership clubs from consumers we serve or seek to serve. A significant downturn in leisure travel or in any of the other areas served by our membership clubs would have a material adverse effect on our business, financial condition and results of operations.

We depend on our relationships with our marketing partners and a disruption of these relationships or of our marketing partners' operations could have an adverse effect on our business and results of operations.

        Our business depends in part on developing and maintaining productive relationships with providers of products and services that we offer to our customers. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our marketing partners may face may adversely affect our marketing program with them. A disruption of our relationships with our marketing partners or a disruption in our marketing partners' operations could have a material adverse effect on our business and results of operations.

We face significant competition for disposable income spent on leisure merchandise and activities.

        In general, our membership clubs, retail and catalog operations and publications compete with numerous organizations in the recreation industry for disposable income spent on leisure merchandise and activities. The products and services marketed by us, our publications and our retail operations compete with similar products, services, publications and retail businesses offered by other providers. Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we could otherwise establish or obtain.

Our business could be adversely affected by deteriorating general economic conditions.

        Our activities relate significantly to the amount of leisure time and the amount of disposable income available to users of our products and services. Our business, therefore, may be sensitive to general economic conditions affecting the willingness of consumers to purchase club memberships and related products and services and of advertisers to place advertisements in our publications. In particular, during the gasoline shortages and resulting price increases in 1973, 1980 and 1990, there was a reduction in advertising revenues for our publications. Recently gasoline prices have increased significantly, but the impact of the increases on our business is not known at this time. In addition, the success of the membership club portion of our business depends on our members' use of certain RV sites and/or golf courses or the purchase of goods through participating merchants. If the economy slows, our members may perceive that they have less disposable income to permit them to pursue leisure activities. As a consequence, they may travel less frequently, spend less when they travel and use the benefits of their club memberships less often, if at all. Any decline in program usage would hurt our business. In addition, a decline in the national economy could cause some of the merchants who participate in our programs to go out of business. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business and financial results.

The interests of our principal shareholder may conflict with the interests of holders of the notes.

        We are a wholly-owned subsidiary of AGI Holding Corp. ("AGHC"), a privately held company. Stephen Adams, our Chairman, owns approximately 97.4% of the outstanding shares of AGHC. Accordingly, Mr. Adams will be able to elect our Board of Directors and to control matters submitted to the vote of our shareholders. See "Security Ownership of Certain Beneficial Owners." Circumstances may occur in which the interests of Mr. Adams could be in conflict with the interests of the holders of the exchange notes. For example, Mr. Adams may have an interest in pursuing acquisitions, divestitures or other transactions that, in his judgment, could enhance the value of his equity investment, even though such transactions may involve risks to the holders of the exchange notes.

We are subject to varying degrees of federal, state and local regulations which may affect our operations.

        Our operations are subject to varying degrees of federal, state and local regulation. Our outbound telemarketing, direct mail, emergency road service (ERS) program, insurance and thrift and loan activities are currently subject to regulation. Specifically, a principal source of leads for our direct response marketing efforts is new vehicle registrations provided by motor vehicle departments in various states. Currently, nineteen states, including California, restrict access to motor vehicle registration information. California, the state with the largest number of members of our clubs, discontinued providing access to motor vehicle registration information in 1989. If other states adopt a similar restriction, direct response marketing costs could significantly increase.

        In addition to the existing regulatory framework, new regulatory efforts affecting our operations may be proposed from time to time in the future at the federal, state and local level. There can be no assurance that such regulatory efforts will not have a material adverse effect on our ability to operate our businesses or our results of operations.

        Our direct marketing operations are subject to various federal and state "do not call" list requirements. The Federal Trade Commission has created a national "do not call" registry. Under these new federal regulations, consumers may have their phone numbers added to the national "do not call" registry. Generally, we are prohibited from calling anyone on that registry. In September 2003, telemarketers were granted access to the registry and are now required to compare their call lists against the national "do not call" registry at least once every 90 days. We also are required to pay a fee to access the registry on a quarterly basis. Enforcement of the "do not call" provisions began in late 2003, and the rule provides for fines of up to $11,000 per violation and other possible penalties. These rules limit our ability to market our products and services to new customers. Furthermore, we may incur penalties if we do not conduct our marketing activities in compliance with these rules.

Increase in paper costs, postage costs and shipping costs may have an adverse impact on our future financial results.

        The price of paper is a significant expense relating to our publications and direct mail solicitations. Postage for publication distribution and direct mail solicitations is also a significant expense. In addition, shipping costs are a significant expense for our business. Paper, postage and shipping costs increased in 2004 and may be expected to increase in the future. Such increases could have an adverse effect on our business if we are unable to pass them on to our customers.

If we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially and adversely affected. Our success also depends to a significant extent on the continued service and performance of our senior management team. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations and financial condition.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        The old notes were originally sold by us in a private offering on March 24, 2005, which we refer to as the issue date, with further distribution permitted only to qualified institutional buyers in reliance on Rule 144A of the Securities Act. In connection with the private offering of the old notes, we and the initial purchaser entered into the registration rights agreement. The registration rights agreement requires us, at our cost, to:

          (1)   use our reasonable best efforts to prepare and file a registration statement for the exchange notes not later than 45 days after the issue date covering our offer to exchange all of the old notes for a like principal amount of exchange notes;

          (2)   use our reasonable best efforts to cause the registration statement to be declared effective not later than 180 days after the issue date; and

          (3)   use our best efforts to commence this exchange offer promptly after the registration statement becomes effective and, on or prior to 210 days after the issue date, issue exchange notes for all the old notes properly tendered prior to that time.

        We will keep this exchange offer open for at least 20 business days after the date notice of this exchange offer is mailed to holders (or longer if required by applicable law). This exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement.

        Based upon existing interpretations of the staff of the Commission described in several no-action letters to other issuers regarding similar exchange offers, we believe that the exchange notes generally would be freely transferable by you after this exchange offer without further registration under the Securities Act. However, if you have any arrangement or understanding with any person to participate in a distribution of the exchange notes, are not acquiring the exchange notes in the ordinary course of your business or are our "affiliate" within the meaning of Rule 405 of the Securities Act, you:

          (1)   will not be able to tender your old notes in this exchange offer;

          (2)   will not be able to rely on the interpretations of the staff of the Commission; and

          (3)   must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the old notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

        If you wish to exchange your old notes for exchange notes, you will be required to represent in a letter of transmittal that:

          (1)   any exchange notes received by you will be acquired by you in the ordinary course of your business;

          (2)   you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes;

          (3)   you are not our affiliate as defined under Rule 405 of the Securities Act,

          (4)   if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in a distribution of the exchange notes; and

          (5)   if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities (a "participating broker-dealer"), that you will deliver a prospectus in connection with any resale of such exchange notes.

        As noted above, based upon existing interpretations of the staff of the Commission described in several no-action letters to other issuers regarding similar exchange offers, we believe the exchange notes generally would be freely tradable by you after this exchange offer without further registration under the Securities Act. We have not asked the Commission, however, to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the Commission will treat this exchange offer in the same way it has treated other exchange offers in the past. If our belief is wrong, you could incur liabilities under the Securities Act. We do not assume or indemnify you against any loss incurred as a result of liabilities under the Securities Act.

        We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of this exchange offer or, if developed, that such market will be sustained, or as to the liquidity of any market.

        The Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to resales of the exchange notes with this prospectus. We have agreed in the registration rights agreement that we will make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by participating broker-dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes. We will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of (i) 180 days after this exchange offer has been consummated, or (ii) the date on which all participating broker-dealers have sold all exchange notes held by them, in order to permit resales of exchange notes acquired by participating broker-dealers in after-market transactions.

        In the event that:

          (1)   we are not permitted to file this exchange offer registration statement or to consummate this exchange offer because this exchange offer is not permitted by applicable law or Commission policy;

          (2)   this exchange offer is not consummated within 210 days following the issue date, or

          (3)   any holder of old notes that participates in this exchange offer and tenders the old notes prior to the expiration date notifies us prior to the 30th day following consummation of this exchange offer, providing reasonable basis for its conclusions, that such holder did not receive exchange notes on the date of the exchange that may be sold without restriction under federal securities laws (other than solely due to the status of such holder as an affiliate of the issuer);

then, in each case, we will, at our cost, instead of or in addition to completing this exchange offer, file and use our reasonable best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the notes for resale by holders, which we refer to as a resale registration, to become effective and to remain effective until the earlier of two years following the issue date or such earlier time as all securities covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

        We will in the event of the shelf registration statement, provide to each holder copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder of the notes that sells such notes pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification rights and obligations).

        Although we intend to file one of the registration statements described above, there can be no assurance that such registration statement will be filed or, if filed, that it will become effective. If we fail to comply with the above provisions or:

          (1)   If (a) the exchange offer registration statement or shelf registration statement is not filed within 45 days after the issue date or (b) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the registration rights agreement;

          (2)   If (a) an exchange offer registration statement or shelf registration statement is not declared effective within 180 days after the issue date or (b) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the Commission on or prior to the 60th day following the date such shelf registration statement was filed; or

          (3)   If either (a) we have not exchanged the exchange notes for all old notes validly tendered in accordance with the terms of this exchange offer on or prior to the 210th day after the issue date or (b) the exchange offer registration statement cease to be effective at any time prior to the time that the exchange offer is consummated or (c) if applicable, the shelf registration statement ceases to be effective at any time prior the second anniversary of the issue date;

(each such event referred to in clauses (1) through (3) above is a "registration default"), then the sole remedy available to holders of the old notes will be the immediate assessment of additional interest ("additional interest") as liquidated damages as follows: the per annum interest rate on the old notes will increase by 0.50%, and the per annum interest rate will increase by an additional 0.50% for each subsequent 90-day period during which the registration default remains uncured, up to a maximum additional interest rate of 1.50% per annum in excess of the interest rate on the cover of this prospectus. All additional interest will be payable to holders of the old notes in cash on each interest payment date, commencing with the first such date occurring after any such additional interest commences to accrue, until such registration default is cured. After the date on which such registration default is cured, the interest rate on the old notes will revert to the interest rate originally borne by the old notes.

        The above summary highlights the material provisions of the registration rights agreement, but does not restate that agreement in its entirety. We urge you to review all of the provisions of the registration rights agreement, because it, and not this summary description, defines your rights as holders to exchange your old notes for exchange notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        This prospectus and the accompanying letter of transmittal contain the terms and conditions for this exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes which are properly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authentication agent, we will issue and deliver $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in this exchange offer. You may tender some or all of your old notes in this exchange offer in denominations of $1,000 and integral multiples thereof.

        The exchange notes are identical in all material respects to the old notes, except that:

          (1)   the offering of the exchange notes has been registered under the Securities Act;

          (2)   the exchange notes will not be subject to transfer restrictions or registration rights; and

          (3)   certain provisions relating to the payment of additional interest in connection with a registration default will be eliminated.

        The exchange notes will evidence the same debt as the old notes which they replace and be governed by the same indenture.

        As of the date of this prospectus, $88,200,000 aggregate principal amount of the old notes is outstanding. In connection with the issuance of the old notes, arrangements were made for the old notes to be issued and transferable in book-entry form through the facilities of the Depositary Trust Company, New York, New York, acting as a depositary, which we refer to as DTC. The exchange notes will also be issuable and transferable in book-entry form through DTC.

        This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the old notes as of the close of business on date shown at the bottom of the front cover of this Prospectus. This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered. However, our obligation to accept old notes for exchange pursuant to this exchange offer is subject to certain customary conditions that we describe under "The Exchange Offer—Conditions to the Exchange Offer" below.

        We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

        If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted old notes will be returned, at our cost, to the tendering holder thereof promptly after the expiration date.

        Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to this exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with this exchange offer. See "The Exchange Offer—Solicitation of Tenders; Fees and Expenses" below for more detailed information regarding the expenses of this exchange offer.

        By executing or otherwise becoming bound by the letter of transmittal, you will be making the representations described under "The Exchange Offer—Procedures for Tendering" below.

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on                 , 2005, unless we, in our sole discretion, extend this exchange offer, in which case the term "expiration date" shall mean the latest date to which this exchange offer is extended.

        We expressly reserve the right, at any time, to extend the period of time during which this exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of such extension to the exchange agent and notice of such extension by timely public announcement to the holders as described below. During any such extension, all old notes previously tendered will remain subject to this exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of this exchange offer.

        We expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions set forth herein under "The Exchange Offer—Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us, if such conditions are permitted to be waived by us, prior to the expiration date.

        We will give oral or written notice of any such extension, amendment, termination or non-acceptance described above to holders of the old notes no later than 9:00 a.m., New York City time, on the next business day after the expiration date. If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment, and we will extend this exchange offer for a period of up to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if this exchange offer would otherwise expire during such period.

        Without limiting the manner in which we may choose to make public announcements of any extension, amendment, termination or non-acceptance of this exchange offer, and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely release to the Dow Jones News Service.

Interest on the Exchange Notes

        Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes, from the issue date of the old notes. Interest on the exchange notes will be payable semiannually on February 15 and August 15 of each year, commencing August 15, 2005.

        For any interest payment date on or prior to February 15, 2008, interest will be payable through the issuance of additional notes in a principal amount equal to such interest amount or, at our election made prior to the relevant record date, in cash. If we elect to pay interest in cash on any interest payment date on or prior to February 15, 2008, the holders will receive a notice of such election on or before the relevant record date. The additional notes issued to pay interest will be identical to the originally issued exchange notes, except that interest will begin to accrue from the date they are issued rather than the issue date. On or prior to March 10, 2010, we are required to redeem any additional notes issued as payment of accrued interest.

Conditions to the Exchange Offer

        Notwithstanding any other term of this exchange offer, we may terminate or amend this exchange offer as provided herein prior to the expiration date if, in our judgment, any of the following conditions has occurred or exists or has not been satisfied:

          (1)   this exchange offer, or the making of any exchange by a holder, violates any applicable interpretation of the staff of the Commission;

          (2)   any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to this exchange offer; or

          (3)   there has been proposed, adopted or enacted any law, statute, rule or regulation that, in our reasonable discretion, might materially impair our ability to proceed with this exchange offer.

        If we determine that we may terminate this exchange offer for any of the reasons set forth above, we may:

          (1)   refuse to accept any old notes and return any old notes that have been tendered to the tendering holders thereof;

          (2)   extend this exchange offer and retain all old notes tendered prior to the expiration date of this exchange offer, subject to the rights of such holders of tendered old notes to withdraw their tendered old notes; or

          (3)   except with respect to violations of any applicable interpretations of the staff of the Commission, waive such termination event with respect to this exchange offer and accept all properly tendered old notes that have not been withdrawn. If such waiver constitutes a material change in this exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder.

        The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition. Our failure at any time to exercise the foregoing rights shall not be deemed to be a waiver by us of any such right and each such right shall be deemed an ongoing right which may be asserted at any time before the expiration date.

Procedures for Tendering

Book-Entry Interests

        The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities held by direct or indirect participants in DTC are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

        If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to this exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

          (1)   a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the address set forth below under "The Exchange Offer—Exchange Agent;" or

          (2)   a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

        In addition, in order to deliver old notes held in the form of book-entry interests:

          (1)   a timely confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under "The Exchange Offer—Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

          (2)   you must comply with the guaranteed delivery procedures described below.

        The method of delivery of old notes and the letter of transmittal for your old notes and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

        Only registered holders of certificated old notes, if any, may tender those notes in this exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to this exchange offer, you must transmit to the exchange agent on or prior to the expiration date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "The Exchange Offer—Exchange Agent." In addition, in order to validly tender your certificated old notes:

          (1)   the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

          (2)   you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

        If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United states or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, (each of which we refer to as an eligible institution), that is a participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Program or the Stock Exchanges Medallion Program unless old notes tendered in this exchange offer are tendered either

          (A)  by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the holder's letter of transmittal or

          (B)  for the account of an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of old notes, such old notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

        We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in our judgment or the judgment of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        You must cure any defects or irregularities in connection with tender of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Your tender will not be deemed to have been made and your old notes will be returned to you if:

          (1)   you improperly tender your old notes;

          (2)   you have not cured any defects or irregularities in your tender; and

          (3)   we have not waived those defects, irregularities or improper tender.

        The exchange agent will return your old notes promptly following the expiration of this exchange offer.

        In addition, we reserve the right in our sole discretion to:

          (1)   purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of this exchange offer;

          (2)   terminate this exchange offer; and

          (3)   to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any of these purchases or offers could differ from the terms of this exchange offer.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange in this exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution for those notes, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC promptly after the expiration or termination of this exchange offer.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

        If you are a registered holder of old notes and you wish to tender such old notes but your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

          (1)   you tender through an eligible institution;

          (2)   on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

          (3)   the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

          (1)   your name and address;

          (2)   the certificate number(s) of the old notes and the amount of old notes you are tendering; and

          (3)   a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the expiration date, the eligible institution will deliver the following documents to the exchange agent:

            (A)  the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender,

            (B)  a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

            (C)  any other documents required by the letter of transmittal.

Book-Entry Transfer

        The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of this exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the applicable account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's applicable account at DTC in accordance with DTC's procedures for transfer.

Withdrawal Rights

        You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "The Exchange Offer—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The notice of withdrawal must:

          (1)   specify the name of the person having deposited the old notes to be withdrawn;

          (2)   identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

          (3)   be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the registrar with respect to the old notes to register the transfer of such old notes into the name of the depositor withdrawing the tender; and

          (4)   specify the name in which any such old notes are to be registered, if different from that of the depositor.

        We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost promptly following withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "The Exchange Offer—Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Exchange Agent

        The Bank of New York, the trustee under the indenture, has been appointed as exchange agent for this exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. In such capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail or Overnight Delivery:	Facsimile Transactions:	By Hand:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, Floor 7 East New York, New York 10286 Attn: Diane Amoroso	(Eligible Institutions Only) (212) 298-1915 To Confirm by Telephone or for Information Call: (212) 815-3738	The Bank of New York Corporate Trust Operations Lobby Level 101 Barclay Street New York, New York 10286 Attn: Diane Amoroso

Delivery to an address or facsimile number other than those listed above will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We will pay all expenses of soliciting tenders pursuant to this exchange offer. The principal solicitation pursuant to this exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or facsimile.

        We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker, dealers or other persons soliciting acceptances of this exchange offer. We will pay, however, the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection therewith and will indemnify the exchange agent for all losses and claims incurred by it as a result of this exchange offer.

        We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

        The expenses to be incurred in connection with this exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs, will be paid by us.

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to this exchange offer. However, if certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if the transfer tax is imposed for any reason other than the exchange of old notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed by us directly to such tendering holder.

Consequences of Failure to Exchange

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Following the consummation of this exchange offer, old notes that are not tendered or are tendered but not accepted will continue to be subject to provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the offering memorandum dated March 24, 2005 relating to the old notes. Accordingly, such old notes may be resold only:

          (1)   to us;

          (2)   pursuant to a registration statement which has been declared effective under the Securities Act;

          (3)   in the United States to qualified institutional buyers within the meaning of Rule 144A in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A;

          (4)   in the United States to Institutional Accredited Investors, as defined in Rule 502(a)(1), (2), (3) or (7) promulgated under the Securities Act, in transactions exempt from the registration requirements of the Securities Act; or

          (5)   pursuant to any other available exemption from the registration requirements under the Securities Act.

Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. To the extent that old notes are tendered and accepted in this exchange offer, the liquidity of the trading market for untendered old notes could be adversely affected.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us as a result of the consummation of this exchange offer. The expenses of this exchange offer will be amortized by us over the term of the exchange notes.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the old notes in like principal amount. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

        The net proceeds of the old notes were used to make an equity capital contribution to AGI. AGI, in turn, made an equity capital contribution in an equal amount to its subsidiary Camping World, Inc. Camping World, Inc., in turn, made an equity capital contribution in an equal amount to its subsidiary CWI, Inc. Simultaneously with the issuance of the old notes, CWI, Inc. formed a subsidiary as an unrestricted subsidiary for purposes of AGI's indenture and made an equity capital contribution to that unrestricted subsidiary. That unrestricted subsidiary used the proceeds of the equity capital contribution to acquire a preferred membership interest in FreedomRoads Holding and FreedomRoads Holding made an equity capital contribution to FreedomRoads. FreedomRoads used $36.0 million of the proceeds to repay existing indebtedness owed to entities beneficially owned by Stephen Adams, the Chairman of our Board of Directors, used approximately $10.0 million of the proceeds to make an acquisition of an RV dealership and will use the remainder of the proceeds for general corporate purposes.

CAPITALIZATION

        This table sets forth our cash and cash equivalents, total debt and total stockholder's deficit as of December 31, 2004 on an actual basis and pro forma to give effect to the offering of the old notes, the application of the proceeds thereof as described in "Use of Proceeds" as if they occurred on December 31, 2004. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Historical Financial and Other Data of AGI" and the consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma
	(dollars in thousands)
Cash and cash equivalents	$24,564	$24,564

Revolving credit facility(1)	$—	$—
Term loan facility	112,550	112,550
Other debt	1,786	1,786

Total senior debt	114,336	114,336
Senior subordinated debt	200,000	200,000
Notes offered hereby(2)	—	85,005

Total debt	314,336	399,341
Total stockholder's deficit	(158,108)	(158,207)

Total capitalization	$156,228	$241,134

(1)
Our revolving credit facility provides for up to $35.0 million of borrowings and letters of credit. We had commercial and standby letters of credit in the aggregate amount of $6.8 million outstanding as of December 31, 2004.

(2)
Represents the issuance of the old notes net of a $3.2 million original issue discount.

PRO FORMA CONSOLIDATED FINANCIAL DATA

        The pro forma consolidated balance sheet as of December 31, 2004, and the pro forma consolidated statements of operations for the year ended December 31, 2004 are presented below. Our pro forma consolidated balance sheet as of December 31, 2004 gives effect to the offering of our 10 7/8% Senior Notes due 2012 (the old notes) which were issued March 24, 2005 and the application of the net proceeds thereof described under "Use of Proceeds" as if these transactions had occurred on December 31, 2004. Our pro forma consolidated statement of operations for the year ended December 31, 2004 gives pro forma effect to the offering of the old notes and the application of the net proceeds thereof as described under "Use of Proceeds" as if these transactions had occurred at January 1, 2004.

        Our pro forma consolidated balance sheet as of December 31, 2004 and our pro forma consolidated statement of operations for the year ended December 31, 2004 have been derived by applying the pro forma adjustments described in the accompanying notes to the historical consolidated balance sheet and consolidated statement of operations, respectively, of AGI. AGI is our sole asset.

        The pro forma financial data presented is based on the assumptions and adjustments described in the accompanying notes. The pro forma financial data is based upon assumptions and adjustments that we believe are reasonable. The pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the offering of the old notes and the application of net proceeds thereof as described in "Use of Proceeds" been consummated at the beginning of the period presented and should not be construed as representative of future operations.

        You should read the following pro forma consolidated financial data in conjunction with AGI's audited historical consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004
(dollars in thousands, except share amounts)

	AGI	Pro Forma Adjustments	Pro Forma AGHI
ASSETS
Current assets:
Cash and cash equivalents	$24,564	$—	$24,564
Accounts receivable, less allowance for doubtful accounts of $810	24,228	—	24,228
Inventories	42,463	—	42,463
Prepaid expenses and other assets	11,383	—	11,383
Deferred tax assets	6,615	—	6,615

Total current assets	109,253	—	109,253
Property and equipment, net	27,642	—	27,642
Note from affiliate	4,752	—	4,752
Investment in affiliate	—	81,005 (1)	81,005
Intangible assets, net	27,716	3,840 (2)	31,556
Goodwill	148,773	—	148,773
Deferred tax assets	323	—	323
Other assets	1,763	—	1,763

	$320,222	$84,845	$405,067

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$16,511	$—	$16,511
Accrued interest	6,857	—	6,857
Accrued income taxes	3,131	(61)	3,070
Accrued liabilities	34,230	—	34,230
Deferred revenues and gains	57,661	—	57,661
Current portion of long-term debt	1,676	—	1,676

Total current liabilities	120,066	(61)	120,005
Deferred revenues and gains	41,469	—	41,469
Long-term debt, net of current portion	312,660	85,005 (3)	397,665
Other long-term liabilities	4,135	—	4,135

	478,330	84,944	563,274
Commitments and contingencies
Stockholder's deficit:
Preferred stock, $.001 par value, 1,000 shares authorized, none issued or outstanding	—	—	—
Common stock, $.001 par value, 2,000 shares authorized, 2,000 shares issued and outstanding	1	—	1
Additional paid-in capital	—	—	—
Accumulated deficit	(158,109)	(99)	(158,208)

Total stockholder's deficit	(158,108)	(99)	(158,207)

	$320,222	$84,845	$405,067

See accompanying notes to pro forma consolidated financial information.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

	AGI	Pro Forma Adjustments		Pro Forma AGHI
Statement of Operations Data:
Revenues:
Membership services	$131,608	$—		$131,608
Publications	77,977	—		77,977
Retail	255,094	—		255,094

Total revenues	464,679	—		464,679
Costs applicable to revenues:
Membership services	84,231	—		84,231
Publications	53,042	—		53,042
Retail	151,196	—		151,196

Total costs applicable to revenues	288,469	—		288,469
Gross profit	176,210	—		176,210
Operating expenses:
Selling, general and administrative	116,137	160		116,297
Depreciation and amortization	13,893	549	(4)	14,442

Total	130,030	709		130,739

Income from operations	46,180	(709)		45,471
Non-operating items:
Interest expense, net	(23,239)	(10,057	)(5)	(33,296)
Debt extinguishment expense	(5,035)	—		(5,035)
Other non-operating income, net	420	—		420

Income from operations before income taxes and cumulative effect of accounting change	18,326	(10,766)		7,560
Income tax (expense) benefit	(8,075)	4,091	(6)	(3,984)

Net income	$10,251	$(6,675)		$3,576

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL DATA

(1)
Represents a preferred membership interest in FreedomRoads Holding. Our investment in the preferred membership interest will be carried at cost and reviewed periodically for impairment. The preferred membership interest will carry with it the right to receive a preferred payment at the same rate as the rate of interest on the notes when and as declared by the Board of Governors of FreedomRoads from any source legally available therefor. The preferred payment will be reduced by the amount of any payment or distribution made directly or indirectly to CWFR Capital Corp., a wholly-owned subsidiary of CWI, Inc., or to a direct or indirect parent company of CWFR, including us. Any portion of the preferred payment not paid will accumulate and will be compounded semi-annually until paid.

(2)
Represents capitalization of estimated financing fees in connection with the issuance of the old notes.

(3)
Represents the issuance of the old notes.

(4)
Amortization expense on the deferred financing fees related to the old notes over the seven year term.

(5)
Interest expense related to the old notes. Assumes interest paid through the issuance of additional notes and accreted interest of $204.

(6)
Income tax benefit of pro forma adjustments at a 38% tax rate.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF AGI

        AGHI was formed during the first quarter of 2005. Our sole asset is 100% of the equity interests of AGI. Therefore, the table below presents the selected historical consolidated financial data of AGI for the five years ended December 31, 2004. Information related to the five years ended December 31, 2004 was derived from the audited consolidated financial statements of AGI. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and AGI's consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Years Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Membership services	$121,393	$119,958	$124,546	$128,664	$131,608
Publications	68,519	65,150	66,654	71,436	77,977
Retail	215,160	220,264	239,922	225,306	255,094

Total revenues	405,072	405,372	431,122	425,406	464,679
Costs applicable to revenues:
Membership services	77,625	72,944	74,097	79,500	84,231
Publications	46,298	46,175	45,351	48,392	53,042
Retail	143,018	148,244	158,265	136,137	151,196

Total costs applicable to revenues	266,941	267,363	277,713	264,029	288,469
Gross profit	138,131	138,009	153,409	161,377	176,210
Operating expenses:
Selling, general and administrative	85,513	86,050	101,608	104,066	116,137
Restructuring charge	—	—	2,269	1,210	—
Depreciation and amortization	16,885	16,404	9,893	10,298	13,893

Total	102,398	102,454	113,770	115,574	130,030

Income from operations	35,733	35,555	39,639	45,803	46,180
Non-operating items:
Interest expense, net	(27,735)	(24,234)	(16,862)	(18,123)	(23,239)
Debt extinguishment expense	—	(71)	—	(3,218)	(5,035)
Other non-operating (expense) income, net	5	(6,574)	(44)	201	420

	(27,730)	(30,879)	(16,906)	(21,140)	(27,854)
Income from continuing operations	8,003	4,676	22,733	24,663	18,326
Income tax expense	(4,700)	(4,110)	(9,032)	(9,275)	(8,075)

Income before cumulative effect of accounting change	3,303	566	13,701	15,388	10,251
Cumulative effect of accounting change	—	—	(1,742)	—	—

Net income	$3,303	$566	$11,959	$15,388	$10,251

Other Financial Data and Ratios:
Capital expenditures	$9,397	$4,454	$10,710	$10,810	$8,869
Ratio of earnings to fixed charges(1)	1.25	1.16	2.06	2.19	1.70
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,456	$3,180	$1,730	$6,115	$24,564
Working capital (deficiency) (2)	(51,796)	(55,585)	(39,820)	(25,770)	(10,813)
Total assets	358,374	305,622	285,960	302,862	320,222
Total debt	285,486	228,316	223,001	240,127	314,336
Total stockholder's deficit	(76,915)	(76,349)	(87,548)	(88,905)	(158,108)

(1)
In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes the amortization of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based on imputed interest rates.

(2)
Working capital is defined as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Historical Financial and Other Data of AGI" and our consolidated financial statements, including the notes thereto, appearing elsewhere herein. The following discussion and analysis contains forward-looking statements which are subject to risks, uncertainties and contingencies which could cause our actual business, results of operations or financial condition to differ materially from those expressed in or implied by such statements. See "Risk Factors" and "Forward-Looking Statements."

Overview

        Affinity Group Holding, Inc. is a newly formed holding company and the direct parent of AGI. We are a member-based direct marketing organization targeting North American recreational vehicle, or RV, owners and outdoor enthusiasts. Our club members form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. In addition, we are a specialty retailer of RV-related products. We operate through three principal lines of business: (i) club memberships and related products and services, (ii) subscription magazines and other publications including directories, and (iii) specialty merchandise distributed primarily through our 41 Camping World retail supercenters (which includes two locations that were opened during the first quarter of 2005), mail order catalogs and the Internet.

        There are approximately 1.7 million dues paying members enrolled in our clubs. We currently have 5.9 million in aggregate circulation and approximately 1.1 million paid circulation across our 37 publications. For the year ended December 31, 2004, our revenue, operating income and net income were $464.7 million, $46.2 million and $10.3 million, respectively. Pro forma EBITDA (as set forth in "Summary Historical Consolidated Financial and Other Data") and pro forma net income were $55.3 million and $3.6 million, respectively.

        Our products date back to 1941, with the first publication of Trailer Life, followed by the publication of the first Woodall Campground Directory in 1948. The Good Sam Club was founded in 1966, the same year that the first Camping World location opened in Bowling Green, Kentucky. Coast to Coast and the Golf Card were introduced in 1972 and 1974, respectively.

        On December 23, 1988, AGI's predecessor acquired TL Enterprises, Inc. and Camp Coast to Coast Inc., for approximately $138.0 million. These entities consisted of the businesses that we have developed into our Good Sam and Coast to Coast membership clubs, our RV-related publications (with the exception of the Woodall titles) and our subscription-based products and services.

        From 1990 through 1997, we made a number of acquisitions that significantly expanded our scale and presence. In 1990, we acquired Golf Card International, Inc. for approximately $18.0 million. In May 1994, we acquired Woodall Publishing Company, L.P. and Woodall World of Travel, L.P. for approximately $11.5 million. In March 1997, Affinity Group Holding, Inc., our parent company at the time (the "former parent company"), issued $130.0 million of its 11% senior notes due 2007 (the "AGHI Notes") and contributed the proceeds of the AGHI Notes to us as a capital contribution. We used the proceeds from that capital contribution to acquire Camping World, Inc. and Ehlert Publishing Group, Inc. for approximately $123.0 million and $22.3 million, respectively.

        In December 2001, we completed a $52.3 million property sale-leaseback transaction, the proceeds of which were used to repay senior indebtedness. In June 2003, AGI entered into a senior credit facility that provided for term loans in the aggregate of $140.0 million and a revolving credit facility of $35.0 million. The proceeds of AGI's senior credit facility were used to refinance existing senior secured indebtedness, pay a dividend of $13.7 million to the former parent company, which was used to pay a dividend in a like amount to AGI Holding Corp. and to redeem $30.0 million of the AGHI

Notes at 103.667%. Shortly thereafter, Camping World RV Sales, Inc. ("CWRV"), which generated $9.1 million of revenue and $0.3 million of income from operations for the year ended December 31, 2003, was distributed to AGHC.

Results of Operations

        The following tables set forth the components of the statements of operations for the years ended December 31, 2004, 2003 and 2002 as a percentage of total revenues, and the comparison of those components from period to period. The following discussion is based on our consolidated financial statements included elsewhere in this prospectus. Our revenues are derived principally from membership services, including club membership dues and marketing fees paid to us for services provided by third parties, from publications, including subscriptions and advertising, and from retail sales.

	Years Ended December 31
	2002	2003	2004
	(as a percentage of revenues)
Revenues:
Membership services	28.9%	30.2%	28.3%
Publications	15.5	16.8	16.8
Retail	55.6	53.0	54.9

	100.0%	100.0%	100.0%
Costs applicable to revenues:
Membership services	17.2%	18.7%	18.1%
Publications	10.5	11.4	11.4
Retail	36.7	32.0	32.6

	64.4	62.1	62.1

Gross profit	35.6	37.9	37.9
Operating expenses:
Selling, general and administrative	23.6	24.4	25.0
Restructuring charge	0.5	0.3	—
Depreciation and amortization	2.3	2.4	3.0

	26.4	27.1	28.0

Income from operations	9.2	10.8	9.9
Non-operating items:
Interest expense, net	(3.9)	(4.2)	(5.0)
Debt extinguishment expense	—	(0.8)	(1.1)
Other non-operating (expense) income, net	—	—	0.1

	(3.9)	(5.0)	(6.0)
Income from operations before income taxes and cumulative effect of accounting change	5.3	5.8	3.9
Income tax expense	(2.1)	(2.2)	(1.7)

Income from operations before cumulative effect of accounting change	3.2	3.6	2.2
Cumulative effect of accounting change	(0.4)	—	—

Net income	2.8%	3.6%	2.2%

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

  Revenues

        Revenues of $464.7 million for 2004 increased by approximately $39.3 million or 9.2% from 2003.

        Membership services revenues for 2004 of $131.6 million increased by approximately $2.9 million or 2.3% from 2003. This revenue increase was largely attributable to a $2.2 million increase in extended vehicle warranty program revenue due to continued growth in the sales of one-year renewable warranty products, a $1.7 million increase in ERS revenue due to increased enrollment, and a $1.6 million increase in dealer marketing program revenue, partially offset by a $1.7 million reduction in membership services revenue, primarily associated with reduced enrollment in the Coast to Coast Club and Golf Card Club, and a $0.9 million reduction in marketing fee income recognized on RV financing products.

        Publications revenues for 2004 of $78.0 million increased by approximately $6.6 million or 9.2% from 2003. This increase was primarily attributable to a $5.5 million revenue increase due to the acquisition of three publication titles from Poole Publications, Inc. in October 2003, a $0.9 million increase in sales of the annual RV directories, a $0.7 million increase in other ancillary product revenue including ATV-related television revenues and other outdoor event revenues, and additional advertising revenue of approximately $0.5 million from RV-related magazines. These increases were partially offset by a $1.0 million revenue reduction due to the sale of archery-related publication titles in the third quarter of 2004.

        Retail revenue for 2004 of $255.1 million increased $29.8 million or 13.2% from 2003. This increase consisted of a $38.9 million increase in Camping World merchandise sales revenues partially offset by a $9.1 million decrease in RV sales. The increase in Camping World merchandise sales resulted primarily from a same store sales increase of $16.5 million or 11.0%, and $12.5 million due to the addition of six new retail stores. Same store sale calculations for a given period include only those stores that were open both at the end of that period and at the beginning of the preceding fiscal year. The remaining net increase in merchandise sales was attributable to a $5.9 million increase in mail order sales and a $4.0 million increase in other installation fees, supplies and services revenue. The $9.1 million decrease in RV sales is due to the disposition of CWRV in October 2003.

  Costs Applicable to Revenues

        Costs applicable to revenues totaled $288.5 million in 2004, an increase of $24.4 million or 9.3% from 2003.

        Membership services costs and expenses increased by approximately $4.7 million or 6.0% to $84.2 million for 2004 compared to $79.5 million in 2003. This increase consisted of $1.5 million of marketing and program expenses associated with the increased enrollment in the extended vehicle warranty programs and ERS programs and a $0.8 million increase in membership services costs primarily associated with the introduction of enhanced Coast to Coast Club member benefits including an online reservation system. In addition, dealer marketing program costs increased by $1.2 million in conjunction with increased revenue, new business development expenses increased $0.4 million, and other marketing expenses increased $0.8 million primarily due to marketing database enhancements and membership support expenses.

        Publication costs and expenses of $53.0 million for 2004 increased $4.6 million or 9.6% compared to 2003. This increase was primarily attributable to the operations of the newly acquired publications, and costs associated with increased annual directory revenues, the ATV-related television program and outdoor events. These increases were partially offset by a reduction in costs due to the sale of archery-related publication titles in the third quarter of 2004 and the discontinuation of REV magazine in 2003.

        Retail costs applicable to revenues increased $15.1 million or 11.1% to $151.2 million due to the increased store and mail order sales. The retail gross profit margin increased by $14.7 million, to 40.7% in 2004 from 39.6% in 2003 due primarily to the elimination of lower margin recreation vehicle sales as a result of the divesture of CWRV in the fourth quarter of 2003.

  Operating Expenses

        Selling, general and administrative expenses of $116.1 million for 2004 increased $12.1 million or 11.6% over 2003. The increased selling, general and administrative expenses resulted primarily from increased retail selling, labor and other general and administrative expenses of $13.1 million, a $2.3 million increase in deferred executive compensation, and a $0.9 million increase in other corporate general and administrative expenses. These increases were partially offset by a $2.8 million reduction in executive compensation and reduced RV sales expenses of $1.4 million as a result of the divestiture of CWRV. The management restructuring expense of $1.2 million in 2003 related to the retail segment. Depreciation and amortization expenses of $13.9 million were $3.6 million higher than in 2003 due primarily to increased capital expenditures at Camping World, and amortization of intangible assets associated with the acquisition of three titles from Poole Publications, Inc.

  Income from Operations

        Income from operations of $46.2 million for 2004 increased $0.4 million or 0.8% compared to 2003. This increase was attributable to increased gross profit in the retail and publications operations of $14.7 million and $1.9 million, respectively, partially offset by reduced gross profit in the membership services operations of $1.8 million and increased operating expenses of $14.4 million.

  Non-Operating Items

        Net non-operating items for 2004 were approximately $27.9 million compared to $21.1 million for 2003. This $6.7 million increase was primarily attributable to $5.1 million of additional interest expense from higher loan balances associated with the issuance of the $200.0 million of 9% senior subordinated notes on February 18, 2004, and a $1.8 million increase in debt extinguishment expense associated with the redemption of the AGHI Notes, partially offset by a net gain of $0.2 million on sales of various assets.

  Income before Income Taxes

        Income before income taxes for 2004 was $18.3 million, or 25.7% less than 2003. This $6.3 million decrease from the prior period was attributable to the increase in net interest expense of $5.1 million, a $1.8 million increase in debt extinguishment expenses, partially offset by the $0.4 million increase in income from operations mentioned above and a net gain of $0.2 million on sales of various assets.

  Income Tax

        Income taxes for 2004 of $8.1 million decreased $1.2 million from 2003. The effective tax rates for 2004 and 2003 were 44.1% and 37.6%, respectively. The effective tax rate for 2004 is higher than the statutory rate due to state taxes and the permanent differences created as a result of the write-off of book goodwill on the sale of publication assets in August 2004. The effective tax rate for 2003 is higher than the statutory rate due primarily to state taxes.

  Net Income

        As a result of the factors discussed above, the net income for 2004 was $10.3 million compared to $15.4 million for 2003.

  Segment Profit

        Segment profit of $60.0 million for 2004 (before unallocated depreciation and amortization, general and administrative, interest, debt restructuring and income tax expense) increased by $0.8 million, or 0.1%, from 2003.

        Membership services segment profit of $39.8 million in 2004 decreased by $1.6 million, or 3.8% from $41.4 million in 2003. This decrease was primarily attributable to a $2.7 million reduction in profit in the Coast to Coast Club, a $0.9 million decrease in profit due to a reduction in marketing fee income from RV financing products, and a $0.6 million increase in database and new business development expenses. These decreases were partially offset by a $1.6 million increase in profit associated with increased enrollment and lower program expenses in the ERS programs, and a $1.0 million increase in profit in the extended vehicle warranty program.

        Publication segment profit for 2004 of $19.9 million increased by $0.9 million, or 4.8% from 2003. This increase was primarily attributable to the acquisition of three publication titles from Poole Publications, Inc. in October 2003.

        Retail segment profit for 2004 of $0.3 million increased by $1.4 million, or 123.2%, over 2003. The increased segment profit resulted primarily from a $14.7 million increase in gross profit margin, partially offset by an $11.7 million increase in selling, general and administrative expenses and a $1.6 million increase in depreciation expense.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

  Revenues

        Revenues of $425.4 million for 2003 decreased by approximately $5.7 million or 1.3% from 2002.

        Membership services revenues for 2003 of $128.7 million increased by approximately $4.1 million or 3.3% from 2002. This revenue increase was largely attributable to a marketing fee increase of approximately $2.5 million from the extended vehicle warranty program due to the continued growth in sales of one-year warranty products, a $2.1 million increase in marketing fee income recognized on sales of RV financing products and vehicle insurance products, $1.2 million from increased participation in member events and dealer marketing program revenue, and $1.1 million from ERS products due to increased enrollment. These increases were partially offset by a $1.7 million decrease in membership services revenue primarily associated with reduced enrollment in the Coast to Coast Club, and a $1.1 million reduction in marketing fees associated with the sale of health and life insurance products.

        Publications revenues for 2003 of $71.4 million increased by $4.8 million or 7.2% from 2002. This increase was primarily attributable to $2.5 million in revenues associated with the acquisition of Black's Guides and Boating Industry Magazine at the end of 2002 and Poole Publication titles in October 2003, a $1.2 million increase in advertising and circulation revenue for the annual RV directories, additional advertising revenue of approximately $0.6 million from RV-related magazines, and $0.5 million of advertising revenue from a new ATV television program airing in the second and fourth quarters of 2003.

        Retail revenue for 2003 of $225.3 million decreased $14.6 million or 6.1% from 2002. This decrease consisted of a $10.5 million decrease in Camping World merchandise sales revenues and a $4.1 million decrease in RV sales. The decrease in Camping World merchandise sales resulted from a $16.4 million decrease in mail order revenue as a result of reducing the catalog circulation by strategically promoting the catalogs to specific profitable market segments, and a same store sales decrease of $0.6 million or 0.4%, which was partially offset by $3.0 million of revenue associated with the addition of two new stores, and a $3.5 million revenue increase for installation fees, service work and supply sales. The $4.1 million decrease in RV sales is primarily due to the disposition of CWRV, which was distributed to AGI Holding Corp. in the form of a non-cash dividend in October 2003.

  Costs Applicable to Revenues

        Costs applicable to revenues totaled $264.0 million in 2003, a decrease of $13.7 million or 4.9% from 2002.

        Membership services costs and expenses increased by approximately $5.4 million or 7.3% to $79.5 million in 2003 compared to $74.1 million in 2002. This increase was primarily associated with $4.4 million of increased expenses associated with marketing fee revenue increases from the extended vehicle warranty program, ERS and vehicle insurance products, a $1.9 million increase in membership operating expenses primarily relating to online marketing and marketing database file maintenance expenses, and increased expenses of $0.9 million associated with increased sales in the dealer promotional programs. These increases were partially offset by a $1.8 million reduction in membership service costs primarily relating to reduced direct mail promotions in the President's Club and reduced enrollment in the Coast to Coast Club.

        Publication costs and expenses of $48.4 million for 2003 increased $3.0 million or 6.7% compared to 2002. This increase was primarily attributable to the operations of the newly acquired publications and costs associated with the new television program.

        Retail costs applicable to revenues decreased $22.1 million or 14.0% to $136.1 million primarily due to the decrease in merchandise revenue, which was primarily attributable to the 6.1% decrease in merchandise sales and a $7.1 million increase in vendor purchase rebates. The retail gross profit margin of 39.6% for 2003 increased from 34.0% in 2002. The gross margin increase was primarily attributable to a 31.4% drop in sales of RVs, which have lower profit margins, a $7.1 million increase in vendor purchase rebates, and a reduction in customer discounts from 14.1% to 11.0%.

  Operating Expenses

        Selling, general and administrative expenses of $104.1 million for 2003 increased $2.5 million or 2.4% over 2002. The increased selling, general and administrative expenses resulted primarily from increased retail selling, labor and other general and administrative expenses of $7.5 million, partially offset by a $5.0 million decrease in deferred executive compensation. The management restructuring expense of $1.2 million, which primarily related to the retail segment, decreased $1.1 million from 2002. Substantially all of the restructuring charges have been paid. Depreciation and amortization expenses of $10.3 million were $0.4 million higher than in 2002 due to increased capital expenditures.

  Income from Operations

        Income from operations of $45.8 million for 2003 increased $6.2 million or 15.6% compared to 2002. Increased gross profit in the retail and publications operations of $7.5 million and $1.8 million, respectively, were partially offset by increased operating expenses of $1.8 million and reduced gross profit in the membership services operations of $1.3 million.

  Non-Operating Items

        Net non-operating items for 2003 were $21.1 million compared to $16.9 million for 2002. This $4.2 million increase was primarily due to a $3.2 million debt restructuring charge associated with refinancing AGI's senior credit facility on June 24, 2003 and the redemption of $30.0 million of the AGHI Notes on July 24, 2003, and a $1.3 million increase in interest expense as a result of higher average outstanding debt balances, partially offset by a net gain of $0.3 million on sales of various assets.

  Income before Income Taxes

        Income before income taxes of $24.7 million for 2003 increased $1.9 million or 8.5% compared to 2002. This increase was attributable to the $6.2 million increase in income from operations and $0.3 million net gain on sales of various assets, partially offset by a $3.2 million increase in debt extinguishment expenses and $1.3 million increase in net interest expense.

  Income Tax

        Income taxes for 2003 of $9.3 million increased $0.2 million from 2002. The effective income tax rates of 37.6% and 39.7% for 2003 and 2002, respectively, are higher than statutory rates due primarily to state taxes.

  Cumulative Effect of Accounting Change

        In accordance with the transition provisions of SFAS No. 142, Goodwill and Other Intangible Assets, we recorded a non-cash charge of approximately $1.7 million to reduce the carrying value of the goodwill associated solely with the Golf Card Club, which is included within the membership services segment. This charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations.

  Net Income

        The net income for 2003 was $15.4 million compared with $12.0 million for 2002. This increase was due to the increase in income from operations, decreased income taxes, and the 2002 cumulative effect of accounting change, partially offset by increased non-operating expenses.

  Segment Profit

        Segment profit of $59.2 million for 2003 (before unallocated depreciation and amortization, general and administrative, interest, debt restructuring and income tax expense) increased by $0.4 million, or 0.1%, from 2002.

        Membership services segment profit of $41.4 million in 2003 decreased by $0.9 million or 2.1% from $42.3 million in 2002. This decrease was primarily attributable to a $1.9 million increase in online marketing and database expenses, a $1.4 million decrease in profit in the Coast to Coast Club, a $0.3 million decrease in profit for extended warranty products and a $0.6 million increase in administrative and overhead expenses. These decreases were partially offset by a $1.3 million increase in profit from the transfer of the Camping World MVP vehicle insurance program from the retail segment, a $0.8 million increase in profit associated with the Good Sam Club, and a $1.2 million increase in profit attributable to an increase in marketing fee income from RV financing products.

        Publication segment profit for 2003 of $19.0 million increased by $1.9 million or 11.1% from 2002. This profit increase was primarily attributable to increased advertising and circulation revenue from the annual RV directories and RV-related magazines.

        Retail segment loss for 2003 of $1.2 million increased by $0.6 million, or 102.8%, over 2002. The increased segment losses resulted primarily from a $1.7 million transfer of the Camping World MVP insurance program to the membership services segment and a $0.4 million decrease in profit from RV sales due to the disposition of CWRV. The segment losses above were partially offset by a $0.8 million increase in retail sales profit and a $0.7 million increase in profit for the President's Club due to a reduction in marketing expenses.

Liquidity and Capital Resources

        We historically have operated with a working capital deficit. The working capital deficit as of December 31, 2004 and 2003 was $10.8 million and $25.8 million, respectively. The primary reason for the working capital deficit is the deferred revenue and gains reported under current liabilities in the amount of $57.7 million and $57.3 million as of December 31, 2004 and December 31, 2003, respectively. Deferred revenue is primarily comprised of cash collected for club memberships in advance, which is deferred and recognized as revenue over the life of the membership. We use net proceeds from this deferred membership revenue to lower our long-term borrowings. We generated net cash from operations of $38.4 million and $21.9 million in 2004 and 2003, respectively.

Contractual Obligations and Commercial Commitments

        The following table reflects our contractual obligations and commercial commitments at December 31, 2004, in thousands.

	Payments Due by Period
	Total	2005	2006 and 2007	2008 and 2009	Thereafter
	(dollars in thousands)
Long-term debt	$314,336	$1,676	$3,463	$108,971	$200,226
Operating lease obligations	140,015	12,610	21,922	16,828	88,655
Deferred compensation	5,251	1,452	1,332	2,067	400
Standby and commercial letters of credit	6,806	6,806	—	—	—

Total	$466,408	$22,544	$26,717	$127,866	$289,281

        On June 24, 2003, AGI entered into an Amended and Restated Credit Agreement and a Senior Secured Floating Rate Note Purchase Agreement (as amended, the AGI Credit Facility). The AGI Credit Facility provides for a revolving credit facility of $35.0 million and term loans, or the Term B1 and Term B2 loans, in the aggregate of $140.0 million. Proceeds from the AGI Credit Facility were used to refinance existing senior secured indebtedness, pay a dividend of $13.7 million to our parent AGI Holding Corp. and redeem $30.0 million principal amount of the AGHI Notes at 103.667% of par in 2003. As of December 31, 2004, $32.2 million and $80.4 million were outstanding under the Term B1 and Term B2 loans, respectively. No borrowings were outstanding on the revolving credit facility as of December 31, 2004. Reborrowings under the term loans are not permitted. The interest on borrowings under the AGI Credit Facility is at variable rates based on the ratio of total cash flow to outstanding indebtedness (as defined). Interest rates float with prime and the London Interbank Offered Rate, or LIBOR, plus an applicable margin ranging from 1.50% to 3.50% over the stated rates. As of December 31, 2004, the average interest rate on the term loans was 5.49%, and permitted borrowings under the undrawn revolving facility were $28.2 million. We also pay a commitment fee of 0.5% per annum on the unused amount of the revolving credit facility. The aggregate quarterly scheduled payments on the term loans are $350,000. The revolving credit facility matures on June 24, 2008, and the Term B1 and Term B2 loans mature on June 24, 2009. The funds available under the AGI Credit Facility may be utilized for borrowings or letters of credit; however, a maximum of $12.5 million may be allocated to such letters of credit. As of December 31, 2004, AGI had letters of credit in the aggregate amount of $6.8 million outstanding. The AGI Credit Facility is secured by virtually all of AGI's assets and a pledge of AGI's stock and the stock of AGI's subsidiaries. Further the AGI Credit Facility requires the loans to be prepaid in an amount equal to 75% of the excess cash flow, as defined. The balance of the excess cash flow would be available for distribution. As of December 31, 2004, AGI had no excess cash flow, as defined.

        In February 2004, we issued $200.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2012, or the AGI Notes. AGI completed a registered exchange of the AGI Notes under the

Securities Act in August 2004. The proceeds from the sale of the AGI Notes were used to fund the tender offer and defeasance of the remaining $100.0 million outstanding principal amount of the AGHI Notes, prepay $25.0 million of the Term B1 and Term B2 loans under the AGI Credit Facility, pay a $60.0 million dividend distribution, create a $15.0 million segregated cash account, pay certain prepayment and transaction costs and for general corporate purposes. The amount held in this segregated account, including any earnings thereon, was available to pay stockholder dividends upon satisfaction of a leverage test specified in the AGI Credit Facility. In August and November of 2004, AGI satisfied the specific leverage test and paid $3.6 million and $11.5 million in dividends, respectively. The segregated account replenishment requirement has been permanently eliminated.

        In November 2004, AGI amended the AGI Credit Facility. The interest rates on the Term B1 and Term B2 loans were reduced by 1.00%. The applicable interest margin was reduced from 4.00% to 3.00% and 3.00% to 2.00% for the LIBOR and Prime Rate loans, respectively.

        The indenture pursuant to which the AGI Notes were issued contains certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets, investments and the payment of dividends subject to certain limitations and minimum operating covenants. We were in compliance with all debt covenants at December 31, 2004.

        In August 2004, Ehlert Publishing Group, a subsidiary of the Company, sold certain publication assets for $4.2 million. We paid $0.2 million in transaction fees and recorded a $3.6 million reduction in goodwill. As a result of the sale, we reported a net gain of $0.4 million.

        During 2004, we incurred $2.9 million of deferred executive compensation expense under our phantom stock agreements and made payments of $3.1 million on mature phantom stock agreements. The earned incentives under these agreements are scheduled to be paid at various times over the next two years. Phantom stock payments of $1.5 million are scheduled to be made during 2005.

        Capital expenditures for 2004 totaled $8.9 million compared to capital expenditures of $10.8 million in 2003. Capital expenditures are anticipated to be approximately $15.7 million for 2005, primarily for new Camping World stores and equipment, information technology and database enhancements, computer hardware upgrades and replacements, a distribution center expansion and computer software upgrades and enhancements.

        Management believes that funds generated by operations, together with available borrowings under our revolving credit line, will be sufficient to meet all of our anticipated cash requirements for the foreseeable future.

Factors Affecting Future Performance

        Although increases in operating costs could adversely affect our operations, management does not believe that inflation has had a material effect on operating profit during the past several years. However, fuel shortages and substantial increases in propane and gasoline costs could have a significant impact on our travel-related membership services and publications revenues. Historically such events have caused declines in advertisements but have not significantly affected club membership enrollment. We are unable to predict at what point fluctuating fuel prices may begin to adversely impact revenues or cash flow. We believe we will be able to partially offset any cost increases with price increases to our members and certain cost reducing measures.

Seasonality

        Our cash flow is highest in the summer months due to the seasonal nature of the retail segment, membership renewals and advertising prepayments for the annual directories.

Critical Accounting Policies

  General

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to membership programs and incentives, bad debts, inventories, intangible assets, employee health insurance benefits, income taxes, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

        Merchandise revenue is recognized when products are sold in the retail stores or shipped for mail and Internet orders, or when services are provided to customers. Publication advertising and newsstand sales, net of estimated provision for returns, are recorded at time of delivery. Subscription sales of publications are deferred and recognized over the lives of the subscriptions. ERS revenues are deferred and recognized over the life of the membership. ERS claim expenses are recognized when incurred. Advances on third party credit card fee revenues are deferred and recognized based primarily on a percentage of credit card receivables held by third parties. Membership revenue is generated from annual, multi-year and lifetime memberships. The revenue and expenses associated with these memberships are deferred and amortized over the membership period. For lifetime memberships, an 18-year period is used, which is the actuarially determined estimated fulfillment period. Promotional expenses, consisting primarily of direct mail advertising, are deferred and expensed over the period of expected future benefit. Renewal expenses are expensed at the time related materials are mailed. Recognized revenues and profit are subject to revisions as the membership progresses to completion. Revisions to membership period estimates would change the amount of income and expense amortized in future accounting periods.

  Accounts Receivable

        We estimate the collectability of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. Changes in required reserves have been recorded in recent periods and may occur in the future due to the market environment.

  Inventory

        We state inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare them with the current or committed inventory levels. We have recorded changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. It is possible that changes in required inventory reserves may continue to occur in the future due to the market conditions.

  Long-Lived Assets

        Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, ranging from one to twenty-three years.

        Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We assess the fair value of the assets based on the future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values. We determined there were no indicators of impairment of long-lived assets as of December 31, 2004.

        We have evaluated the remaining useful lives of our finite-lived purchased intangible assets to determine if any adjustments to the useful lives were necessary or if any of these assets had indefinite lives and were therefore not subject to amortization. We determined that no adjustments to the useful lives of our finite-lived purchased intangible assets were necessary. The finite-lived purchased intangible assets consist of membership customer lists, resort and golf course agreements, non-compete and deferred consulting agreements and deferred financing cost which have weighted average useful lives of approximately 6 years, 23 years, 15 years and 7 years, respectively.

  Indefinite Lived Intangible Assets

        Effective January 1, 2002, we adopted new accounting standards on "Business Combinations" and "Goodwill and Other Intangible Assets." In accordance with these new standards, goodwill and intangible assets with indefinite lives are no longer amortized but instead are measured for impairment at least annually or when events indicate that an impairment exists. As required by the new standards, the impairment tests for goodwill and other indefinite-lived intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with the net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, accordingly the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

        Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. Our estimates of fair value utilized in goodwill and other indefinite-lived intangible asset tests may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, technological change, economic conditions or changes to our business operations. Such changes may result in impairment charges recorded in future periods.

        The fair value of our reporting units is annually determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Future cash flows are estimated by us under the market approach; fair value is estimated based on market multiples of revenue or earnings for comparable companies.

        Based on the results of the annual impairment tests, we determined that no impairment of goodwill existed as of December 31, 2004. However, future goodwill impairment tests could result in a charge to earnings. We will continue to evaluate goodwill on an annual basis and whenever events and changes in circumstances indicate that there may be a potential impairment.

  Restructuring

        We recorded reserves in connection with the restructuring program primarily within our retail segment. These reserves include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risks relating to fluctuations in interest rates. The objective of our financial risk management is to minimize the negative impact of interest rate fluctuations on our earnings and cash flows. Interest rate risk is managed through the use of a combination of fixed and variable interest debt as well as the periodic use of interest rate collar contracts.

        The following information discusses the sensitivity to our earnings. The range of changes chosen for this analysis reflects our view of changes which are reasonably possible over a one-year period. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these interest rate fluctuations.

  Interest Rate Sensitivity Analysis

        At December 31, 2004, we had debt totaling $314.3 million, comprised of $112.5 million of variable rate debt and $201.8 million of fixed rate debt. Holding other variables constant (such as debt levels), the earnings and cash flow impact of a one-percentage point increase/decrease in interest rates would have an unfavorable/ favorable impact of approximately $1.1 million.

  Credit Risk

        We are exposed to credit risk on accounts receivable. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising our customer base. We currently believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standards

  Consolidation of Variable Interest Entities

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

        In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R"), to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R as related to us are as follows:

  i.
  Special purpose entities ("SPEs") and Non-SPEs created prior to January 1, 2004. We must apply the provisions of FIN 46-R at the beginning of the first interim or annual reporting period beginning after December 15, 2004.

  ii.
  All entities, regardless of whether a SPE, that were created subsequent to December 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after December 31, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs and all other variable interests did not have a material impact on our financial statements.

BUSINESS

Overview

        Affinity Group Holding, Inc. is a newly formed holding company and the direct parent of AGI. We are a member-based direct marketing organization targeting North American RV owners and outdoor enthusiasts. Our club members form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. In addition, we are a specialty retailer of RV-related products. We operate through three principal lines of business: (i) club memberships and related products and services, (ii) subscription magazines and other publications including directories, and (iii) specialty merchandise sold primarily through our 41 Camping World retail supercenters (which include two locations that were opened during the first quarter of 2005), mail order catalogs and the Internet.

        There are approximately 1.7 million dues paying members enrolled in our clubs. We currently have 5.9 million in aggregate circulation and approximately 1.1 million paid circulation across our 37 publications. For the year ended December 31, 2004, our revenue, operating income and net income were $464.7 million, $46.2 million and $10.3 million, respectively. Pro forma EBITDA (as set forth in "Summary Consolidated Financial and Other Data of AGI") and pro forma net income were $55.3 million and $3.6 million, respectively.

Competitive Strengths

        We believe that our key competitive strengths are as follows:

        Stable, Recurring Cash Flow Stream.    Approximately 85% of our operating income is generated through our membership club, subscription-based products and services and publications businesses, which historically have provided a recurring income stream through a core base of customers. Our four membership clubs have a historical average renewal rate of 66%, which we believe compares favorably to other subscription-based businesses. Similarly, our subscription-based products and services have historically also experienced high renewal rates, averaging over 85% over the past four years for our largest product and service offerings, ERS, RV insurance and extended warranty.

        Established Market Positions.    We are a member-based direct marketing organization targeting North American RV owners and outdoor enthusiasts with comprehensive targeted product offerings. The Good Sam Club, which was founded in 1966, and the President's Club are both long-established RV membership clubs in North America. Camping World is a long-established national specialty retailer of merchandise accessories and services for RV owners and camping enthusiasts.

        We believe our significant size relative to our competition is a meaningful advantage that provides us greater leverage to negotiate benefits and discounts with third-party service providers for our members and consequently enhances the value of our product and service offerings. Additionally, these negotiating and pricing advantages allow us to increase membership dues without risking the loss of members, who are compensated by additional savings. These advantages compound as new customers are drawn to the higher savings earned by our club members. Our 1.7 million club members and the 6.8 million consumers in our proprietary database serve as a unique, captive audience for direct marketing, which significantly lowers customer acquisition costs relative to our competitors and facilitates cost-effective cross-selling.

        Largely Recession Resistant.    We believe the characteristics of our business mitigate the effects of economic downturns on our operating performance. While the sale of new RVs is generally influenced by economic conditions, our financial performance has historically shown little correlation to changes in the Gross Domestic Product, gas prices or even new RV shipments. We believe this is partially due to the low cost of our products and services relative to the cost of purchasing an RV and the fact that our clubs provide average annual savings significantly in excess of the annual dues. We market our clubs, products and services to a sizable existing installed base of 6.9 million RV owners, which affords us the ability to continue to attract new customers irrespective of new RV sales. We believe RV owners may be more likely to take vacations utilizing RVs during an economic downturn because they are generally less expensive than vacations necessitating plane or train travel and hotel accommodations, which would drive increased sales of our products.

        Favorable Demographic Trends.    Favorable demographic trends, in particular the aging of the "baby boomers," categorized by numbers of householders, indicate that RV ownership should increase during the next 10 years. Overall RV ownership rates have historically been highest, with 14% penetration, in the 55-64 age bracket, an age bracket that is expected to grow by 45% by 2010, according to the National Survey of the RV Consumer by the University of Michigan in 2001 (the "RV Survey"). Furthermore, the 45-54 age bracket, which maintains the second highest ownership rate of RVs, is expected to grow by 15% by 2010. The growth in these age brackets is expected to generate dramatic growth in the pool of potential RV consumers. Also, according to the RV Survey, this age bracket shift will drive the number of households that own at least one RV from 6.9 million in 2001 to 7.9 million in 2010. In addition, RV owners have household incomes that significantly exceed the national average. These demographics are attractive for advertisers and third-party providers of products and services.

        Experienced and Incentivized Management Team.    Our executive management team has extensive publishing, direct marketing and retail experience with significant expertise in the RV industry. With an average of over 13 years with us, the team has developed substantial experience in increasing our target customer base, using strategic alliances to bolster product offerings that create value for our customers and increasing cross-selling opportunities for our high margin product offerings. Our consistent operating performance, to a great extent, is attributable to our senior managers who are responsible for developing and implementing our business strategy and focusing on increasing profitability. Our executive management team is compensated both through an annual salary and through a management incentive program that is directly tied to our financial performance.

Our Strategy

        Our primary business strategy is to maximize the sale of club memberships, products, services, publications and merchandise to our target customer base of RV owners and outdoor enthusiasts. To this end, we focus on cross-selling our various offerings to each of our customers while managing customer acquisition costs and maintaining high renewal rates by providing high value product offerings.

        Maximize Customer Retention with Value-Added Product Offerings.    A key aspect of our strategy is to maximize the value proposition of each of our product offerings, which contributes to strong customer renewal rates. Each of our four membership clubs provides our customers with tangible savings over and above the membership fee. On average, club members realize savings five times greater than the cost of their annual membership dues as the result of being able to purchase products and services at discounts made available through our clubs. We believe that the participation levels and renewal rates of club members reflect the benefits derived from their membership. As such, in order to maximize customer renewal rates, we constantly evaluate member satisfaction and actively respond to changing member preferences through the enhancement or introduction of new membership benefits including products and services.

        Efficiently Acquire New Customers.    We believe efficient customer acquisition and a sizeable database population are critical to driving our growth and profitability. Camping World and its discount buyer's club, President's Club, together, account for approximately 50% of our new customer database entries. In addition to being a highly valuable customer loyalty program, President's Club allows us to capture specific information about each customer including RV type and usage, as well as information on the customer's age, income, net worth and interests, while adding virtually no incremental customer acquisition costs. We are able to customize our direct marketing offers based upon our customers' profiles. Other methods of customer acquisition include purchasing lists from data providers and placing our publications at campgrounds and dealerships. We then manage our database and target our offers to the customers most likely to purchase more than one of our product offerings.

        Cross-Sell Products and Services to Existing Customers.    We proactively cross-sell our products and services across our customer base. For example, we use our existing customer database to cost-efficiently market Camping World products through catalogs. Conversely, Camping World supercenters provide direct customer referrals to our membership clubs, products and services through their in-store kiosks. In addition, we use our publications to communicate with our core customer base and to promote our other business segments to existing club members. Our magazines contain relevant content as well as various forms of advertisements for our membership clubs, products and services.

        Develop and Market Additional Product and Service Offerings and Additional Affinity Groups.    We continually evaluate additional products and services that can be developed and offered to our customer base of RV owners and outdoor enthusiasts and we continually expand the variety of products and services that are attractive to our customer base. When introducing new products and services, we concentrate on products and services provided by third parties, which we can market without significant capital investment or underwriting risk and for which we typically receive a marketing fee from the service provider based on sales volume. We seek to utilize the purchasing power of our club members to obtain products and services at attractive prices. Also, we believe that the experience we have accumulated in managing our existing recreational affinity groups is applicable to the management of other recreational interest organizations. As a result, we conduct ongoing evaluations for developing or acquiring affinity groups for which we can build membership enrollment and to which we can market products and services.

        Expand Niche Recreational Publications.    We believe aggregate circulation of our magazines is an important factor in determining the amount of revenue we can obtain from advertisers. Consequently, we seek to expand our presence as a publisher in select recreational niches through the introduction of new magazine titles and the acquisition of other publications in our markets or in complementary recreational market niches. Publications in complementary niches may also provide the opportunity to launch new membership clubs, to market our products and services to new customers and to develop other products and services that meet the special needs of these customers. For example, our acquisition of the publishing assets of Poole Publications, Inc. in October 2003 allowed us to expand our presence in the recreational boat market niche.

        Increase Camping World Penetration.    We intend to continue the controlled expansion of our Camping World supercenter network by developing Camping World stores alongside or within independent RV dealerships, including RV dealerships owned and operated by our affiliates, which provides a competitive advantage by creating a means of increasing retail customer traffic. In 2004 we opened six new Camping World stores, and in 2005 we intend to open ten new Camping World stores as a part of our dealer alliance program. In addition to generating increased cash flows from the sale of merchandise, a larger network of geographically diverse Camping World stores will enhance our ability to market our portfolio of membership clubs, publications and product and service offerings to a significantly larger customer base.

RV Industry

        The use of RVs and the demand for club memberships and related products and services may be influenced by a number of factors including general economic conditions, the availability and price of propane and gasoline, and the total number of RVs. We believe that both the installed base of RVs and the type of RV owned (full service vehicles excluding van conversions) are the most important factors affecting the demand for our membership clubs, merchandise, products and services. Based on the RV Survey, the number of households owning RVs is projected to increase from 6.9 million in 2001 to nearly 7.9 million in 2010. The RV Survey also indicates that the percentage of households owning RVs during this period will rise slightly from 7.6% to 7.8%.

        According to the RV Survey, the average RV owner is 49 years old. RV ownership also increases with age reaching its highest percentage level among those 55 to 64 years old. Households in this age group are projected to increase from 14.3 million in 2001 to 20.7 million in 2010. RV ownership also is concentrated in the western United States, an area in which the population growth rate continues to be greater than the national average. The RV Survey also indicates that RV ownership is associated with higher than average annual household income, which among RV owners was approximately $56,000 per annum as compared to the national average of $40,000 per annum.

        The average age and annual household income of our club members in 2001 were 57 years and $57,000, respectively, based on member survey data compiled by us. We believe that the demographic trend towards an aging population will have a favorable impact on RV ownership. The demographic profile of our typical club member follow that of the general population and thus we believe this will also have a favorable impact on demand for our club memberships and related products and services.

Membership Clubs, Products and Services

  Membership Clubs

        We operate the Good Sam Club, President's Club and Coast to Coast Club for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The membership clubs form a receptive audience to which we market our products and services.

        The following table sets forth the number of members at December 31, 2004, annual membership dues and average annual renewal rates during the period of 2000 to 2004 for each club:

Membership Club	Number of Members at December 31, 2004(1)	Annual Fee(2)	Average Renewal Rate(3)
Good Sam Club	971,000	$12-$25	67%
President's Club	596,700	$15-$20	65%
Coast to Coast Club	98,700	$90-$140	71%
Golf Card Club	67,200	$49-$65	60%

(1)
Also includes multi-year and lifetime members.

(2)
For a single member, subject to special discounts and promotions.

(3)
Excludes members having lifetime memberships.

        In addition to regular annual memberships, we also sell multi-year memberships. We believe that multi-year memberships provide several advantages, including the up-front receipt of dues in cash, reduced membership costs and a strengthened member commitment.

  Good Sam Club

        The Good Sam Club, founded in 1966, is a membership organization for RV owners. The Good Sam Club is the largest RV organization in North America with approximately 971,000 member families and almost 1,800 local chapters as of December 31, 2004. The average renewal rate for Good Sam Club members was approximately 67% during the period 2000 through 2004. We have focused on selling higher margin multi-year memberships, which, among other advantages, reduces the cost of renewal membership. The average length of time for participation in the Good Sam Club is almost six years with most club members purchasing annual memberships.

        Membership fees range from $12 to $25, subject to the term and type (acquisition or renewal). The benefits of club membership include: discounts for overnight stays at approximately 1,640 participating RV parks and campgrounds; discounts on the purchase of supplies and accessories for RVs at 108 RV service centers; gas, fuel and food discounts at over 80 Love's Travel Stops; a free annual subscription to Highways, the club's regular news magazine; discounts on our other publications; trip routing and mail-forwarding; and access to products and services developed for club members. Based on typical usage patterns, we estimate that Good Sam Club members realize estimated annual savings from discounts of approximately $100.

        The Good Sam Club establishes quality standards for RV parks and campgrounds participating in its discount program. Campgrounds and parks participating in the Good Sam Club program benefit from increased occupancy and sales of camping-related products. We believe that we have established considerable penetration of those for-profit RV parks and campgrounds that meet our quality standards for participation in the discount program. We monitor our affiliated campgrounds and remove substandard facilities from our program to ensure that our brand image and reputation are not diluted.

        In 1992, we began selling lifetime memberships for the Good Sam Club. In 2004, the average price for a lifetime membership was $272 with 131,900 members registered as of December 31, 2004. Based on an actuarial analysis of the lifetime members, we expect the average length of a lifetime membership to be 18 years.

        The following table lists the number of club members and RV parks, campgrounds, attractions and service center locations from 2000 through 2004 at which discounts for members were available at December 31 of the respective year:

	December 31,
	2000	2001	2002	2003	2004
Number of Good Sam Club memberships	949,600	946,800	960,600	958,000	971,000
Lifetime members included above	114,800	119,000	121,400	127,700	131,900
Number of RV locations offering discounts to Good Sam Club members	1,747	1,650	1,650	1,750	1,750

  President's Club

        The President's Club program, which was established in 1986, is the discount buyer's club for Camping World and the second largest RV club worldwide (behind only our Good Sam Club). As of December 31, 2004, the President's Club had 596,700 members. The primary benefit offered to members of the President's Club is a 10% discount on all retail merchandise at Camping World stores. The President's Club offers us an extremely cost-effective and powerful method of acquiring customers who are likely to be receptive to our product and service offerings. We use the significant amount of information gathered when a customer signs up for membership in the President's Club to tailor product offers to his or her likely needs and interests. Additionally, we believe that the President's Club, much like a traditional customer loyalty program, serves to bolster sales at our Camping World supercenters.

        In addition to the 10% discount at Camping World stores, President's Club members also receive RV View, the club magazine, as well as special mailings, including newsletters and flyers offering selected products and services at special prices. Typically, we use the President's Club brand in the marketing of our products and services to these customers.

        President's Club memberships may initially be obtained for one, two or three years at a cost of $20, $35 or $50, respectively. We estimate that the average President's Club member realizes savings of approximately $41. The average renewal rate for members of the President's Club was 65% during the period from 2000 to 2004.

        The following table sets forth the number of President's Club members and number of retail stores at year-end for 2000 through 2004:

	December 31,
	2000	2001	2002	2003	2004
Number of President's Club memberships	581,700	596,500	626,000	598,200	596,700
Number of Camping World stores	30	30	30	33	39

  Coast to Coast Club

        The Coast to Coast Club operates a long-established reciprocal use network of private RV resorts in North America. We offer a series of membership benefits depending upon pricing and program type under the Coast to Coast Club name. Members of the Coast to Coast Club belong to a private RV resort owned and operated by parties unrelated to us. Our club members may use the other resorts in the Coast to Coast Club network on a reservation or space available basis and obtain discounts from other non-private campgrounds. At December 31, 2004, there were approximately 98,700 member families in the Coast to Coast Club, which had nationwide access to approximately 309 private RV resorts and a network of approximately 176 public affiliated campgrounds that participated in the Coast to Coast Club reciprocal use programs. These private resorts are designed primarily for RV owners, but typically provide camping or lodging facilities, comprised of RVs, cabins, park models, and condominiums. For an initial membership fee plus annual maintenance fees, both paid by the customer to the resort, the private resorts provide an RV site with water, sewer and electrical hook-ups and recreational amenities, such as swimming, tennis or fishing, or proximity to theme parks or other recreational activities. We have established quality criteria for resorts to join and remain in the Coast to Coast Club network.

        For standard annual renewal dues from $89.95 for a single year membership to $179.95 for a multiple-year membership, Coast to Coast Club members receive the following benefits: discounts for overnight stays at participating resorts and campgrounds; an annual subscription to Coast to Coast Magazine; the Coast to Coast Directory, which provides information on the participating resorts; discounts on our other publications; access to discount hotels and travel services; and access to ancillary products and services developed for our club members.

        We believe that resorts participating in the Coast to Coast Club networks view access to reciprocating member resorts as an incentive for their customers to join their resort. Because a majority of Coast to Coast Club members own RVs, access to participating resorts throughout North America can be an important complement to local resort membership. Based on typical use patterns, we estimate that Coast to Coast Club members realize estimated annual savings from these discounts of approximately $125. The average annual renewal rate for members of the Coast to Coast Club after the initial one-year membership (which is generally paid by the member resort not the club member) was approximately 71% during the period 2000 through 2004.

        The following table sets forth the number of members in the Coast to Coast Club, resorts participating in the reciprocal use program, and the number of public resorts extending discounts to Coast to Coast Club members for 2000 through 2004:

	December 31,
	2000	2001	2002	2003	2004
Number of Coast to Coast Club memberships	178,100	157,200	139,800	117,300	98,700
Participating private resorts	360	360	383	329	309
Participating public resorts	590	624	572	220	176

        The reduction in the number of participating public resorts in the Coast to Coast Club reciprocal use program during 2003 and 2004 resulted primarily from the operational changes in the system which were implemented by the Coast to Coast Club during 2003 to improve the quality of the system for Coast to Coast Club members. These changes increased the responsibilities of the public resorts. Since the Coast to Coast Club system is a network for private resorts and their members, participation by public resorts is an ancillary benefit to the members and the reduction in participating public resorts does not materially affect the program.

  Golf Card Club

        The Golf Card Club, founded in 1974, had approximately 67,200 members at December 31, 2004. The major advantage of membership is the financial savings which members receive when playing at any of the 3,650 participating golf courses located throughout the US and Canada. The annual membership fee varies with the length and type (single or double) of membership. We believe that the participating golf courses providing playing privileges to club members represent the largest number of golf courses participating in a discount program in North America. None of the participating golf courses are owned or operated by us.

        Members of the Golf Card Club receive the following benefits: (i) a minimum of two rounds annually of free or discounted golf at participating golf courses, (ii) discounted vacation packages at 200 "Stay and Play" resorts, (iii) savings on golf merchandise purchases at select member golf courses, (iv) car rental discounts from National and Alamo, (v) an annual subscription to the Golf Traveler member publication, published four times per year in print and eight times electronically, (vi) the Annual Directory of Affiliated Courses and Resorts, or the Annual Directory, (vii) a one-year Quest membership (hotel discount card), (viii) access to 120 local Grasshopper Clubs for tournaments and social activities, (ix) an opportunity to play in Member-Guest Tournaments, and (x) a chance to test (and keep) select golf products.

        Daily-fee, semi-private resort and municipal golf courses participate in the Golf Card program. The program is attractive to participating courses because it builds traffic and helps fill empty tee times during off-peak hours. In addition, participating courses receive promotion of their golf course in the Golf Traveler member publication, the Annual Directory and the club website, www.golfcard.com. Members also purchase other merchandise or services when exercising their playing privileges. In this manner, the Golf Card Club members tend to provide incremental revenue to the golf courses. Based on surveys conducted by us, members realize savings on greens fees, ranging from $150 to $250 annually, which significantly exceed the cost of membership.

        The standard annual membership fee is $65 for a single membership and $110 for a double membership. Multi-year memberships range from a single two-year membership for $118, to a three-year double membership for $267. The average renewal rate for Golf Card Club members was approximately 60% for the period from 2000 to 2004.

        The following table sets forth the number of Golf Card Club members, participating golf courses and "Stay and Play" resorts at December 31 of each respective year:

	December 31,
	2000	2001	2002	2003	2004
Number of Golf Card Club memberships(1)	93,900	82,300	79,400	77,400	67,200
Number of participating golf courses	3,300	3,300	3,800	3,800	3,650
Number of "Stay and Play" golf resorts	251	241	225	220	200

(1)
A single membership counts as one member and a double membership as two members.

Products and Services

        Our approximately 1.7 million club members form a receptive audience to which we sell products and services targeted to the recreational interests of our club members. We promote products and services that either address special needs arising in the activities of our club members or appeal generally to persons with the demographic characteristics of our club members. The two most established products are the ERS and the vehicle insurance programs. Most of our products and services are provided by third parties who pay us a marketing fee, with the exception of ERS, where we assume the risk of incurred claims.

  Emergency Road Service (ERS)

        We promote various ERS products to our existing membership clubs, as well as to non-club members. The ERS programs provide towing and roadside assistance for subscribers, with annual dues ranging from $79.95 to $99.95. We developed ERS initially for Good Sam members in 1984 and 29% of the Good Sam Club membership is currently enrolled in the Good Sam ERS program. We believe it is important to target the diversified market niches with identifiable products that offer a full range of benefits. We currently market these products through direct mail, advertising in publications, campground directories, space ads, Internet, telemarketing and direct sales.

        The table below sets forth the total enrollment in the various ERS programs for 2000 through 2004:

	December 31,
	2000	2001	2002	2003	2004
ERS Enrollment	341,600	345,100	348,400	354,400	360,900

        For the seventh year in a row, enrollment in the various ERS programs has grown through promotional and marketing efforts which have attracted new members and improved renewal rates. Combined enrollment in the programs has increased by 19,300 members or approximately 5.6% since 2000.

  Vehicle Insurance Programs

        We offer two vehicle insurance programs that offer cost-effective collision and liability insurance suitable to the demographic characteristics and vehicle usage patterns of our various club members. The Vehicle Insurance Program, or VIP, is marketed primarily to the members of the Good Sam Club and Coast to Coast Club. The Motor Vehicle Program, or MVP, is marketed to President's Club members. For 2004, the two programs had approximately 208,000 members, which represented a 15.1%, 6.7% and 3.0% penetration, respectively, of the Good Sam Club, the President's Club and the Coast to Coast Club. During the period 2000 to 2004, the average annual renewal rate of members participating in these insurance programs was over 90%. Our marketing fee revenue is based on the amount of written premiums and the insurance provider assumes all claim risks.

        The following sets forth the total number of policies in force, the dollar amount of written premiums paid to insurance providers, and the marketing fees generated for 2000 through 2004:

	December 31,
	2000	2001	2002	2003	2004
Total policies in force	231,200	234,600	230,600	213,400	208,000
Written premiums paid to insurance providers (millions)	$231	$240	$249	$254	$253
Marketing fees (millions)	$19	$18	$19	$20	$20

  Other Products and Services

        Other products and services marketed to club members include extended vehicle warranties, vehicle financing, credit cards, supplemental health and life insurance and financial services. Most of these services are provided to club members by third parties who pay us a marketing fee.

        In 1996, we launched the Continued Service Plan, a private label extended vehicle warranty program for RVs. Total marketing fees for 2004 increased 16% over 2003, to a total of $15.9 million. The program had 31,800 policies in force as of December 31, 2004. Sales of new policies were derived from direct mail marketing, print ads in our magazines, Internet and E-mail solicitations and retail kiosks in Camping World stores. Policy renewals represented 44% of the total sales in 2004.

        The RV financing program is administered by E*TRADE Consumer Finance Corporation. The number of E*TRADE RV loans to our club members decreased by 33.6% from 2003 to 2004. The decrease in loans can be attributed to a changing interest rate environment and the fact that many with RV loans have already refinanced at a lower rate. During the fourth quarter of 2003, the relationship with E*TRADE expanded to include auto, truck, motorcycle, mortgage and home equity loans and brokerage and deposit services. The products were officially launched in January 2004.

        In addition, we evaluate other products and services that club members may find attractive. When introducing new products and services, we concentrate on products and services provided by third parties, which we can market without significant capital investment by us, and for which we receive a marketing fee from the service provider based on sales volume. We seek to utilize the purchasing power of our club members to obtain products and services at attractive prices.

Publications

        We produce and distribute a variety of publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories and RV and powersports industry trade magazines. Revenues are recognized from the sale of advertising, subscriptions and direct sales of some of the publications. We believe that the focused audience of each publication is an important factor in attracting advertisers.

        The following chart sets forth the circulation and frequency of our publications:

Publication	Circulation as of December 31, 2004	Number of Issues Published Each Year
Paid Circulation Magazines:(1)
American Rider	59,099	7
ATV Sport	54,446	10
Bass and Walleye Boats	71,324	9

Bowhunting World(2)	83,564	9
Camping Life	80,769	7
MotorHome	149,937	12
Rider	127,139	12
SnowGoer	63,577	6
Snow Week	20,033	15
Trailer Boats	105,125	11
Trailer Life	272,936	12
Woman Rider	43,282	1
Controlled Circulation—Business:(3)
Archery Business(2)	11,000	7
Boating Industry	23,504	6
Campground Management	14,011	12
PowerSports Business	11,010	16
PowerSports Directory	9,372	4
RV Business	18,000	12
Controlled Circulation—Consumer:(4)
ATV Magazine	238,589	6
Cruising Rider	141,572	4
Snowmobile	476,567	2
Watercraft World	108,128	6
Free Distribution:(5)
Thunder Press—North	33,336	12
Thunder Press—East	25,451	12
Thunder Press—West	50,159	12
Woodall's Specials(6)	59,880	1
Woodall's Regional News Tabloids	146,422	12
Annuals:(1)
Blacks Sporting Directories(2)
Archery	13,476	1
Wing and Clay	40,089	1
Trailer Life Campground/RV Park & Service Directory	257,051	1
Trailer Life's RV Buyers Guide	113,374	1
Towing Guide	500,019	1
Ultimate Snowmobile Buyers Guide	170,990	1
Woodall's Buyer's Guide	59,758	1
Woodall's Campground Directory	331,642	1
Woodall's Tenting Directory	40,578	1
Woodall's Go & Rent...Rent & Go(5)	123,717	1
Club Magazines:(7)
Coast to Coast Magazine	137,114	8
Golf Traveler(8)	77,750	6
Highways	955,668	11
RV View	577,015	4

(1)
May include supplemental qualified controlled circulation.

(2)
These titles were divested in the third quarter of 2004.

(3)
Trade publication distributed to industry-specific groups.

(4)
Qualified and limited paid circulation.

(5)
Includes limited paid circulation.

(6)
Distribution to RV outlets, including campgrounds and dealerships.

(7)
Limited to club members and promotional copies. The price is included in the membership fee.

(8)
Only one magazine is issued when two members are from the same household.

Paid Circulation Magazines

        American Rider, introduced in November 1993, is targeted to owners and operators of Harley-Davidson motorcycles.

        ATV Sport was introduced in May 1998 and targets recreational and racing sport quad riders.

        Bass and Walleye Boats is the only magazine dedicated exclusively to freshwater fishing boat owners who demand top performance from their boats, engines and accessories.

        Bowhunting World is the archery equipment authority which provides information on new equipment reviews and maintenance techniques and features articles which discuss ethical hunting, hunting rights and pertinent legislative issues. Bowhunting World was sold in the third quarter of 2004.

        Camping Life is dedicated to providing family-style campers and others with articles about destinations, products and activities to enhance their outdoor lifestyles.

        MotorHome is a monthly periodical for owners and prospective buyers of motorhomes which has been published since 1968 and features articles on subjects such as product tests, travel and tourist attractions.

        Rider is a monthly magazine for motorcycle touring enthusiasts and has been published since 1974. Each issue focuses on motorcycles, personalities, technical subjects, travel notes and other features of interest to this recreational affinity group.

        SnowGoer is designed for the sport's highly active participants and provides detailed equipment and product critiques and maintenance tips.

        Snow Week is the central source of information for the competition and high-performance snowmobiling market segment. The publication provides timely, year-round articles on racing, performance enhancing products, technical assistance, new product introductions and general industry information.

        Trailer Boats magazine, the country's only trailer boating magazine, is dedicated to the hard-core enthusiast of trailerable boats, marine propulsion, accessory installations and use, maintenance and repair, tow vehicles, boat trailering, seamanship, water sports and cruising.

        Trailer Life, initially published in 1941, is a consumer magazine for the RV industry, featuring articles on subjects including product tests, travel and tourist attractions.

        Woman Rider was introduced in 2000 and filled an important void in motorcycle publications. Readers learn about new products from the female point of view and discover more about the lifestyle of motorcycling.

Controlled Circulation Magazines—Business

        Archery Business is a trade publication for archery dealers and presents a mix of industry news and trends, product reviews and sales tips designed to improve financial performance of archery product dealers. Archery Business was sold in the third quarter of 2004.

        Boating Industry is a source of news and information for dealers, manufacturers, aftermarket vendors and other professionals in the marine industries through its bi-monthly magazine and daily website.

        Campground Management is a trade magazine for the campground industry.

        PowerSports Business is an industry trade magazine, introduced in January 1998, which combines the previously issued Snowmobile Business and Watercraft Business with a motorcycle and ATV business section. Distribution is to dealers servicing these industries, which in numerous cases have combined operations to service more than one of these segments.

        PowerSports Directories are supplier directories for each of the ATV, snowmobile and watercraft markets. These directories feature hundreds of manufacturers and suppliers of parts, services, apparel and much more, complete with detailed company information.

        RV Business is a trade magazine covering industry news and trends for RV dealers, manufacturers, suppliers, associations and others.

Controlled Circulation Magazines—Consumer

        ATV Magazine's first issue was published in October 1995. The publication is designed to reach large numbers of active ATV owners with comprehensive product information during the peak periods when equipment is purchased.

        Cruising Rider was introduced in March 1998 and targets cruiser motorcycle owners and buyers.

        Snowmobile magazine delivers broad-based editorial and snowmobile-related information to its audience of active snowmobile enthusiasts.

        Watercraft World is targeted to avid personal watercraft enthusiasts and provides detailed critiques of watercraft, in-depth gear and accessory evaluations, technical tips and racing information. PWC Magazine was combined with Watercraft World in 2002.

Free Distribution Publications

        Thunder Press newspapers are published monthly in three separate editions to reach the country's motorcycling public and are available primarily through motorcycle dealers. This tell-it-like-it-is magazine is designed for the ultra-active motorcycle enthusiast who feels passionate about the lifestyle.

        Woodall's Specials are annual publications geared toward specific events, such as the beginning of the camping season and the beginning of the snowbird season. Its editorial content is aimed at season events and the ads are largely from regional campgrounds.

        Woodall's Regional News Tabloids publications are designed to appeal to the prospective or first-time RV owner. Stories in these publications cover area campgrounds and RV dealerships, as well as new vehicles on the market and new products within the industry. The publications are primarily distributed at campgrounds and RV parks, as well as at RV shows and state welcome centers.

Annual Publications

        Blacks directories were purchased in 2002 and consist of three directories: Archery/Bowhunting, Wing and Clay and Fly Fishing. The Archery/Bowhunting and Wing and Clay directories were produced in 2004 prior to our selling the Blacks directories in the third quarter of 2004.

        Trailer Life Campground/RV Park & Services Directory, initially published in 1972, is an annually updated directory which provides information on and ratings for approximately 12,100 public and private campgrounds, and approximately 800 RV service centers, including almost 800 tourist attractions in North America along with color maps of the areas covered. The publication features Good Sam Parks that offer discounts on overnight camping fees to our club members. This directory is sold primarily by direct mail to Good Sam Club members, at RV dealerships and in bookstores. In 2000, we began issuing a version of the directory on CD-ROM.

        Trailer Life's RV Buyers Guide, issued annually, features more than 400 listings with photos, floor plans and specifications on new RVs including travel trailers, fifth-wheel trailers, folding camping trailers, motorhomes and pickup campers. The publication is sold at newsstands and by mail order from magazine advertisements.

        The Towing Guide is a booklet dedicated to meeting the needs of all camping and boating enthusiasts that are towing a trailer. This booklet serves as a step-by-step tutorial for newcomers and a refresher course for trailer-towing veterans to ensure that they have maximum enjoyment of their trailers by making informed decisions.

        The Ultimate Snowmobile Buyers Guide is an annual publication focusing on new snowmobiles introduced in the current year, along with accessories, providing competitive statistics to enable the reader to make informed purchases.

        Woodall's Buyer's Guide is an annual publication distributed mainly through bookstores and newsstands, which provides photos, floor plans and specifications of the new model year RVs. The buyer's guide was first published in 1978.

        Woodall's Campground Directory, initially published in 1948, is an annual consumer directory offered in both national and regional editions. This directory is primarily distributed through bookstores.

        Woodall's Tenting Directory is an annual directory distributed primarily through newsstands, which provides information on both government and privately-owned campgrounds and the outdoor activities and attractions that are available near them.

        Woodall's Go & Rent...Rent & Go is an annual catalog providing information on where to find on-site lodging and cabin rentals at RV parks and campgrounds and "over-the-road" RV rentals, as well as fully equipped campsites throughout the United States and Canada. This book features "turn-key" camping experiences for those who want to try camping, rent a cabin or rent a fully-equipped campsite.

Club or Trade Magazines and Books

        Each of our membership clubs has its own publication which provides information on club activities and events, feature stories and other articles. We publish Highways for the Good Sam Club, Coast to Coast Magazine for the Coast to Coast Club, The Golf Traveler for the Golf Card Club, and RV View for the President's Club. We also periodically publish books targeted to our club membership which address the RV lifestyle.

Camping World

Camping World Supercenters

        Camping World is a national specialty retailer of merchandise and services for RV owners. With the opening of our two newest Camping World supercenters in the first quarter of 2005, we currently have 41 Camping World retail locations, which are located in 24 states. These stores accounted for approximately 72% of the 2004 total retail revenue in merchandise revenues, while approximately 17% were derived from catalog and Internet sales and approximately 11% were derived from non-merchandise revenues such as shop fees and supplies.

        In the RV accessory industry, we believe that Camping World has a high level of name recognition, an effective triple channel distribution strategy (store, catalog and Internet), and a commitment to offer a broad selection of specialized RV products and services at competitive prices combined with technical assistance and on-site installation. Camping World's supercenters offer approximately 8,000 SKUs, of which we estimate approximately 70% are not regularly available in general merchandise stores. In addition, general merchandise stores do not provide installation or repair services for RV products, which are available at Camping World's supercenters. Products sold by Camping World include specialty-sized refrigerators, housewares and other appliances, bedding and furniture, generators and hydraulic leveling systems, awnings, folding boats, chairs, ladders, cleaning and maintenance products, bicycles, hitch-towing, sanitation products, automotive electronics and lifestyle products. Further, resource centers, staffed with licensed insurance agents at numerous locations, market such products and services as vehicle insurance, extended warranty and ERS. Camping World's supercenters are designed to provide one-stop shopping by combining broad product selection, technical assistance and on-site installation services. We strategically locate Camping World supercenters in areas where many RV owners live, along major Interstates and/or in proximity to destinations frequented by RV users.

        Camping World sources its products from approximately 1,100 vendors. Camping World attends regional, national and international trade shows to determine the products it will offer. The purchasing activities of Camping World are focused on RV parts and accessories, electronics, housewares, hardware, automotive, crafts, clothing, home furnishings, gifts, camping and sporting goods. Camping World uses an automated "plan-o-gram" system to develop and maintain merchandising plans unique to each supercenter and an inventory replenishment system for its operations to improve in stock rates on key items. Camping World believes that the volume of merchandise it purchases from domestic and international suppliers and its ability to buy direct from manufacturers enables them to obtain merchandise at costs which compare favorably to local RV dealers and retailers. Camping World does not enter into material long-term contracts or commitments with their vendors.

        The retail supercenters are periodically reset to enhance the customers shopping experience as well as to maximize merchandise category offerings. New products and services are introduced in order to keep pace with the advances of the RV industry and to satisfy our customers' needs. Customers take advantage of the state-of-the art performance centers staffed with expert RV technical consultants and equipped with demonstrable merchandise to assist in educating customers about RV performance products. The resource centers provide a great opportunity to promote a more interactive and consultative selling environment. They are staffed with professionals offering insurance products, extended warranties, roadside service, club memberships, and RV financing, allowing the enhanced resource centers to add to the depth of services to which Camping World customers have become accustomed. Finally, store dress, promotional signage and directional signage are periodically refreshed to further enhance our customers' shopping experience at Camping World's supercenters.

        Camping World's supercenters generally range in size from approximately 10,000 to 64,000 square feet. Approximately 40% of each supercenter is devoted to a retail sales floor, a customer service area, and a technical information counter; 40% is comprised of the installation facility, which contains 4 to 16 drive-through installation bays; and 20% is allocated to office and warehouse space. Large parking areas provide sufficient space and facilitate maneuvering of RVs. By combining broad product selection, technical assistance, installation and repair services, Camping World's supercenters provide one-stop shopping for RV owners. Camping World maintains toll-free telephone numbers for customers to schedule installation and repair appointments. All supercenters are open seven days a week.

        Camping World intends to continue the controlled expansion of its supercenter store network while at the same time it develops dealer partnerships across North America. We plan to establish additional Camping World stores alongside or within existing RV dealerships. This marketing strategy will provide an expanded number of customers with access to the vast array of products and services that we offer and generate traffic for our dealer partners by marketing locally, regionally and nationally our extensive parts and accessories business. Camping World has established 22 such Camping World stores alongside or within RV dealerships, including 15 Camping World stores that are part of our dealer alliance program. Of the Camping World stores that are part of our dealer alliance program, nine are located within dealerships indirectly owned or operated by FreedomRoads. FreedomRoads is indirectly owned and controlled by Stephen Adams, our Chairman.

Mail Order Operations and Internet

        Camping World initiated its catalog operations in 1967. Camping World currently has a proprietary mailing list of approximately 2.6 million RV owners, all of whom have made a purchase or requested a catalog from Camping World within the prior 60 months. Camping World maintains a database of these names, which includes information such as order frequency, size of order, date of most recent order and type of merchandise purchased. Camping World analyzes its database to determine those customers most likely to order from Camping World's catalogs. As a result, Camping World is able to target catalog mailings more effectively than direct marketers of catalogs offering general merchandise. Camping World continually expands its proprietary mailing list through in-store subscriptions and requests for catalogs in response to advertisements in regional publications directed to RV owners. In addition, Camping World rents mailing lists of RV owners from third parties.

        During 2004, Camping World distributed 7.6 million catalogs, 6.4 million of which were mailed in 13 separate mailings, and the remaining 1.2 million catalogs were distributed in supercenters, at campgrounds and other RV locations, and as package inserts. During the same period, Camping World processed approximately 342,000 catalog orders at an average net order size of $115, excluding postage and handling charges. Camping World distributed 13 high-quality, full-color catalogs during 2004, consisting of one catalog each month plus a Master Catalog in the Spring of 2004.

        The Internet is proving to be a low-cost source for new club members, subscriptions and other ancillary product sales. We maintain 33 Internet web sites, which are accessible through http://www.rv.net. In 2000, our club operations commenced a low-cost marketing strategy through e-mail membership acquisition campaigns. Members added in 2004 under these programs represented approximately 11.9% of all new club members. E-mail acquisition campaigns and Internet online revenue totaled approximately $26.0 million in 2004, an increase of 43.6% over the prior year.

Marketing

        We market our club memberships and related products and services through direct mail, e-mail, inserts, ride-alongs, space advertisements, promotional events, point of sale, member-get-a-member campaigns, and telemarketing. Direct response marketing efforts account for approximately 49% of new enrollments, with the remaining 51% derived from other sources. We use a variety of commercially available mailing lists of RV owners in our direct mail efforts. Currently, the most widely used list databases are provided by three commercial list compilers, and direct response lists are from RV industry participants, RV consumer surveys and proprietary in-house lists.

        Our publications segment solicits advertisements through an internal sales force and by paying commissions to advertising agencies and independent contractors who place advertisements. Many advertisers are repeat customers with whom we have long standing relationships.

        We market our retail products through mail order catalogs, direct mail retail flyers, advertisements in national and regional industry publications, vendor co-op advertising programs, promotional events, the President's Club direct mailings and personal solicitations and referrals. Camping World's principal marketing strategy is to capitalize on its broad name recognition among RV owners.

Operations

        Our customer service operations are located in Denver, Colorado and Bowling Green, Kentucky. The primary focus of these groups is to manage our customers' expectations and relationship with the organization. On average, these member service operations process approximately 6,100 telephone calls daily. Approximately fifty percent of the calls into these centers originate from the marketing efforts of catalog mailings, membership acquisition, membership renewals and associated ancillary products and events. All such efforts use toll-free numbers as a response mechanism.

        Camping World's catalog and Internet operations, located at its headquarters in Bowling Green, Kentucky, are supported by the customer contact center in the same location. Orders are usually processed and shipped within 24 hours of receipt.

        Fulfillment operations involve the processing of orders and checks principally received by mail. Certain fulfillment operations are performed by third parties. Our publication operations develop the layout for publications and outsource printing to third parties.

Information Support Services

        We utilize integrated computer systems to support our membership club and publishing operations. A database containing all customer activity across our various businesses and programs has been integrated into our web sites and call centers. Comprehensive information on each member, including a profile of the purchasing activities of members, is available to customer service representatives when responding to member requests and when marketing our products and services. We employ publishing software for publication makeup and content and for advertising to support our publications operations. A wide-area network facilitates communication within and between our offices. We also utilize information technology, including list segmentation and merge and purge programs, to select prospects for direct mail solicitations and other direct marketing efforts.

        Camping World's management information systems and electronic data processing systems consist of an extensive range of retail, mail order, financial and merchandising systems, including purchasing, inventory distribution and control, sales reporting, accounts payable and merchandise management. Camping World's management information system includes point-of-sale registers that are equipped with bar code readers in each supercenter. These registers are polled nightly by a central computer. With this point-of-sale information and the information from Camping World's on-line distribution centers, Camping World compiles comprehensive data, including detailed sales volume and inventory information by product, merchandise transfers and receipts, special orders, supply orders and returns of product purchases to vendors. In conjunction with its nightly polling, Camping World's central computer sends price changes to registers at the point of sale. The registers capture President's Club member numbers and associated sales and references to specific promotional campaigns. Management monitors the performance of each supercenter and mail order operation to evaluate inventory levels, determine markdowns and analyze gross profit margins by product.

        Camping World's catalog operations also utilize a computerized management system allowing on-line desktop access to information that previously required manual retrieval. Screen prompts that provide product, promotional, and revenue potential information have allowed Camping World to maintain high service levels during seasonal sales peaks.

Regulation

        Our operations are subject to varying degrees of federal, state and local regulation. Specifically, our outbound telemarketing, direct mail and ERS, as well as certain services provided by third parties, including insurance, RV financing, and extended warranty programs, are currently subject to certain regulation, and may be subjected to increased regulation in the future. We do not believe that such federal, state and local regulations currently have a material impact on our operations. However, new regulatory efforts impacting our operations may be proposed from time to time in the future at the federal, state and local level. There can be no assurance that such regulatory efforts will not have a material adverse effect on our ability to operate our businesses or on our results of operations.

Competition

        In general, our membership clubs, retail and catalog operations and publications compete with numerous organizations in the recreation industry for disposable income spent on leisure activities. By offering significant membership benefits at a reasonable cost and actively marketing to club members, we believe that we have been able to maintain a loyal following for our membership organizations as evidenced by the high renewal rates of our membership clubs. The products and services marketed by us compete with similar products and services offered by other providers. However, management believes that we are able to use the large volume of purchases by our club members to secure attractive pricing for the products and services marketed by us.

Employees

        As of December 31, 2004, we had 1,631 full-time and 169 part-time or seasonal employees, consisting of 8 executives, 1,189 employees in retail operations, 345 employees in administrative and club operations, 210 employees in publishing and advertising sales, 12 employees in resort services and 36 employees in marketing. No employees are covered by a collective bargaining agreement. We believe that our employee relations are good.

Trademarks and Copyrights

        We own a variety of registered trademarks and service marks for the names of our clubs, magazines and other publications. We also own the copyrights to certain articles in our publications. We believe that our trademark and copyrights have significant value and are important to our marketing efforts.

Properties

        The table below sets forth certain information concerning our properties. The leased properties generally provide for fixed monthly rentals with annual escalation clauses and the lease expiration dates include all states option periods.

	Square Feet	Acres	Owned/ Leased	Lease Expiration
Corporate Headquarters:
Ventura, CA	74,100		Leased	2029
Other Office Facilities:
Carson, CA (regional publication office)	10,048		Leased	2006
Denver, CO (customer service, warehousing fulfillment, and information systems functions).	60,000		Leased	2029

Fort Lauderdale, FL (regional publication office)	1,219		Leased	2005
Elkhart, IN (regional publication sales office)	4,076		Leased	2005
Bowling Green, KY (retail administrative headquarters and mail order operations)	31,278		Leased	2029
Bowling Green, KY (headquarters annex)	4,100		Leased	2006
Maple Grove, MN (Ehlert Publications Group, Inc. headquarters)	17,496		Leased	2010
Earth City, MO (information systems functions)	1,769		Leased	2006
Seattle, WA (regional publication sales office)	912		Leased	2005
Distribution Centers:
Bakersfield, CA	85,747	14.8	Leased	2027
Bowling Green, KY	104,000	6.8	Leased	2005
Franklin, KY	175,000	33.0	Leased	2035
Camping World Supercenter Locations:
Dothan, AL(1)	18,906	11.3	Leased	2025
Mesa, AZ	27,500	3.1	Leased	2010
Tucson, AZ	12,145	2.0	Leased	2018
Bakersfield, CA(2)	23,325	9.9	Leased	2023
Fairfield, CA	43,434	3.8	Leased	2009
La Mirada, CA	33,479	5.5	Leased	2027
Rocklin, CA	29,085	4.6	Leased	2037
San Bernardino, CA	18,126	1.7	Leased	2012
San Marcos, CA	25,522	2.2	Leased	2027
San Martin, CA	29,486	5.0	Leased	2023
Valencia, CA	64,410	9.2	Leased	2027
Denver, CO	27,085	4.1	Leased	2037
Ft. Myers, FL	22,886	4.2	Leased	2012
Kissimmee, FL	58,382	6.0	Leased	2027
Tallahassee, FL(1)	8,494	12.6	Leased	2024
Tampa, FL	40,334	3.7	Leased	2026
Bolingbrook, IL	25,126	5.3	Leased	2035
Clarksville, IN(2)	19,480	6.3	Leased	2034
Elkhart, IN(1)	25,953	2.5	Leased	2034
Bowling Green, KY	37,615	2.8	Leased	2027
Hammond, LA(2)	27,096	68.5	Leased	2034
Belleville, MI.	44,248	7.3	Leased	2025
Rogers, MN	24,700	6.3	Leased	2025
Statesville, NC(1)	39,050	7.4	Leased	2024
Bridgeport, NJ	24,581	6.9	Leased	2031
Henderson, NV	25,850	4.4	Leased	2025
Amsterdam, NY(2)	13,420	28.0	Leased	2032
Brunswick, OH(1)	23,233	4.1	Leased	2037
Oklahoma City, OK(2)	12,500	8.2	Leased	2023
Wilsonville, OR	32,850	4.7	Leased	2016
Myrtle Beach, SC	38,962	5.4	Leased	2027
Spartanburg, SC(1)	11,900	19.3	Leased	2033
Chattanooga, TN(1)	9,400	10.8	Leased	2024
Nashville, TN	34,478	3.2	Leased	2027
Anthony, TX(1)	7,061	32.0	Leased	2035

Denton, TX	22,984	6.9	Leased	2037
Mission, TX	23,094	3.4	Leased	2015
New Braunfels, TX(1)	43,397	19.1	Leased	2035
Draper, UT	27,675	8.0	Leased	2026
Manassas, VA(2)	16,348	9.8	Leased	2018
Fife, WA	35,659	5.8	Leased	2037

(1)
This supercenter is located with a FreedomRoads dealership and the acreage reflects the total dealership property.

(2)
This supercenter is located with an RV dealership (other than a FreedomRoads dealership) and the acreage reflects the total dealership property.

        We also lease a body shop of 10,500 square feet on approximately 0.7 acres in Denver, Colorado, a body shop of 12,000 square feet on approximately 1.9 acres in Bellville, Michigan and other miscellaneous office equipment. In addition, we own 12.4 acres of unimproved land adjacent to the New Braunfels, Texas Camping World Supercenter.

Legal Proceedings

        From time to time, we are involved in litigation arising in the normal course of business operations.

        In September 2004, our subsidiary CWI, Inc. was sued in California state court by Privacy Rights Clearinghouse and Benjamin Greene in a suit alleging that CWI, Inc. was recording personal identification information from retail customers in violation of certain California statutes. The plaintiff seeks injunctive relief preventing CWI, Inc. from engaging in any act or practice constituting unfair competition under the statutes and for statutory penalties and damages. CWI, Inc. has responded to the suit and denies that its practices violate the statutes. We have not recorded a provision for loss as of the date of the accompanying financial statements. In the opinion of management, a material unfavorable outcome is not probable as of the date of the accompanying consolidated financial statements.

MANAGEMENT

        Our executive officers and directors and the directors and officers of AGI are as follows:

Name	Age	Position
Michael A. Schneider	50	President, Chief Executive Officer and Director
Mark J. Boggess	48	President and Chief Executive Officer of Camping World, Inc. and Director
Thomas F. Wolfe	43	Senior Vice President and Chief Financial Officer
Michael Blumer	59	Senior Vice President of AGI
Murray S. Coker	64	Senior Vice President of AGI
Laura A. James	48	Senior Vice President/Human Resources and Administration of AGI
Brent Moody	43	Senior Vice President/General Counsel and Business Development of AGI
Prabhuling Patel	58	Senior Vice President of AGI
Stephen Adams	67	Chairman of the Board of Directors
Wayne A. Boysen	74	Director
John A. Ehlert	59	Director
David G. Frith-Smith	59	Director
David B. Garvin	61	Director
George S. Parker	65	Director
Joe B. McAdams	61	Director

        Michael A. Schneider became AGI's President and Chief Executive Officer as of January 1, 2004. Prior to that time, Mr. Schneider had been AGI's Chief Operating Officer since 1996. Prior thereto, Mr. Schneider served as AGI's Senior Vice President and General Counsel since January 1993 and was responsible for administrative areas, development of new corporate ventures and portions of the RV publication business and the advertising and sales departments. Prior to January 1993 and since 1977, Mr. Schneider has held a variety of senior management positions in AGI's publication business.

        Mark J. Boggess became the President and Chief Executive Officer of our Camping World subsidiary as of January 1, 2004. Prior to that time, Mr. Boggess had been AGI's Senior Vice President and Chief Financial Officer since June 1993. From June 1992 through May 1993, Mr. Boggess was Vice President and Chief Financial Officer of Hypro Corporation, a privately owned manufacturer of fluid transfer pumps. From June 1989 through June 1992, Mr. Boggess was Treasurer of Adams Communications Corporation, a holding company controlled by Stephen Adams which owned television and radio station operations throughout the United States. Mr. Boggess is also a member of the board of directors and an owner of a small percentage interest in FreedomRoads Holding.

        Thomas F. Wolfe became AGI's Senior Vice President and Chief Financial Officer as of January 1, 2004. Prior to that time, Mr. Wolfe had been AGI's Vice President and Controller since 1997. From 1991 to 1997, Mr. Wolfe was Vice President of Finance of Convenience Management Group, a privately owned distributor of petroleum products and equipment. From 1989 to 1991, Mr. Wolfe was Vice President and Controller of First City Properties, Inc. Prior to 1989, and since 1983, Mr. Wolfe held a variety of staff and management positions at Deloitte & Touche LLP.

        Michael Blumer has been AGI's Senior Vice President since January 1998. Prior to 1998 and since 1996, Mr. Blumer served as Chief Information Officer at Primedia, Inc. and prior to that post he served as Senior Vice President of Information Technology at The Hamilton Group from 1992 to 1996. Prior to 1992, he also served in information technology management positions at The Franklin Mint, American Express and the Federal Reserve Bank of New York.

        Murray S. Coker is currently AGI's Senior Vice President-Marketing and oversees the marketing of all of AGI's products, services and clubs. He joined Camping World in 1978 and has served in various management positions, including Vice President-Mail Order, Vice President-Direct Marketing and Senior Vice President-Marketing. Prior to joining Camping World, Mr. Coker was a consultant specializing in retail systems for Management Design Associates and Deloitte & Touche LLP. He was the Data Systems Product Line Manager for Pitney Bowes' Monarch Marketing Systems Division and a Systems Engineer for IBM Corporation.

        Laura A. James became AGI's Senior Vice President/Human Resources and Administration as of January 1, 2004. Prior to that time, Ms. James served as AGI's Vice President/Human Resources and Administration since 1996. Ms. James also served as AGI's interim Vice President/Finance from December 1996 to September 1997. Prior to 1996, Ms. James served in various management and staff positions at AGI.

        Brent Moody became AGI's Senior Vice President/General Counsel and Business Development as of January 1, 2004. He joined Camping World in 2002 and since that time had served Camping World as Vice President and General Counsel and Senior Vice President/General Counsel and Business Development. Prior to that time and since 1998, Mr. Moody was a shareholder of the law firm of Greenberg Traurig, P.A. From 1996 to 1998, Mr. Moody served as Vice President and Assistant General Counsel for Blockbuster, Inc.

        Prabhuling Patel was appointed AGI's Senior Vice President of Products & Services as of May 1, 2004. Mr. Patel was the Senior Vice President & General Manager of the outsourcing business of Message Media, Inc., an email marketing company, from 2000 to 2002. Prior to 2000 he was President of the Telecommunications, Energy & Cable Division of Experian, a credit bureau and direct marketing services company. He served in senior executive positions running various businesses at Metromail Corporation, which was in the direct marketing services business. Mr. Patel also held a number of executive level positions in marketing, finance, IT, business development, and business strategy at Citigroup, Cigna, Household International and Montgomery Ward.

        Stephen Adams has been the Chairman of AGI's Board of Directors since December 1988. Mr. Adams is also chairman of the board of directors and a 90% owner of FreedomRoads Holding. In addition, Mr. Adams is the chairman of the board of directors and the controlling shareholder of Adams Outdoor Advertising, Inc., the managing general partner of Adams Outdoor Advertising Limited Partnership. Mr. Adams also holds a 95% interest in Affinity Bank Holdings, Inc.

        Wayne A. Boysen was AGI's Senior Vice President since June 1991 until his retirement on January 1, 1996 and has supervised the staff of the risk management divisions of businesses owned by Stephen Adams, including AGI's risk management division since July 1988. In addition, from 1995 until December 1998, Mr. Boysen served as chairman of the board of directors of Affinity Bank and chairman of the board of directors of Affinity Insurance Group, Inc. From 1966 through July 1988, Mr. Boysen owned or managed insurance agencies and provided consulting services to property and casualty insurance agencies. Mr. Boysen has been a member of AGI's Board of Directors since 1993.

        John A. Ehlert is the founder of Ehlert Publishing Group, Inc., which AGI acquired in 1997, and served as its President and Chief Executive Officer since 1976 until its acquisition. Mr. Ehlert serves on the board of directors of various trade, private and charitable organizations.

        David G. Frith-Smith has served as managing partner of Biller, Frith-Smith & Archibald, Certified Public Accountants since 1988. Mr. Frith-Smith was a principal with Maidy Biller Frith-Smith & Brenner, Certified Public Accountants from 1984 to 1988, and with Maidy and Lederman, Certified Public Accountants from 1980 to 1984. Mr. Frith-Smith has been a member of AGI's Board of Directors since November 1996. Mr. Frith-Smith is also a director of Adams Outdoor Advertising Inc., the managing general partner of Adams Outdoor Advertising Limited Partnership, which is controlled by Stephen Adams, and various private and non-profit corporations.

        David B. Garvin founded Camping World in 1966 and served as President of Camping World from 1966 to 1986 and served as its chairman of the board of directors from 1986 to 1997. AGI acquired Camping World in 1997.

        George S. Parker is the Senior Associate Dean for Academic Affairs and Director of the MBA Program at the Graduate School of Business at Stanford University. Prior to 1973, Mr. Parker was an Assistant/Associate Professor of Finance at the Graduate School of Business at Columbia University. He currently serves on the board of directors for various companies, including Continental Airlines, Inc., Tejon Ranch Co., iShares, Inc., Threshold Pharmaceuticals, Inc. and Converium Holding AG. He also provides consulting services to various corporations and banks on financial management and corporate strategy, and has had numerous financial management works published.

        Joe B. McAdams is currently a member of AGI's Board of Directors and was AGI's President and Chief Executive Officer from July 1991 until the end of 2003. Prior to July 1991 and since December of 1988, Mr. McAdams was President of Adams Publishing Corporation, a newspaper and magazine publishing company controlled by Mr. Adams. From October 1987 through November 1988, Mr. McAdams was President and Publisher of Southern California Publishing Co. Prior to October 1987 and since 1961, Mr. McAdams has held various management positions with publishing and direct marketing companies, including Senior Vice President and Chief Operating Officer of ADVO Systems, Inc. from August 1981 to April 1983. Mr. McAdams currently serves on the board of directors of Equity Lifestyle Properties, Inc. and Liberty Group Publishing, Inc.

        Directors are elected for terms of one year or until their successors have been duly elected. There are no family relationships between any of the directors and/or executive officers.

Audit Committee

        AGI has designated an Audit Committee, which assists the Board of Directors in fulfilling its fiduciary responsibilities by overseeing its financial reporting and public disclosure activities. The current members of the Audit Committee are Wayne A. Boysen, David G. Frith-Smith and Michael A. Schneider. Mr. Frith-Smith has been determined by the Board of Directors to be an "Audit Committee Financial Expert" as that term has been defined by the Securities and Exchange Commission.

        AGI is not a listed issuer under the Securities Exchange Act of 1934, as amended (the "Act"), and thus are not subject to the audit committee independence requirements set forth in Rule 10A-3 of the Act. Nevertheless, we recognize that the members of our Audit Committee do not meet the independence requirements as set forth in that rule. Mr. Schneider currently serves as our President and Chief Executive Officer and Messrs. Boysen and Frith-Smith provide professional services to our Chairman, Stephen Adams, or businesses controlled by Mr. Adams. Despite their lack of independence, we believe that the members of our Audit Committee effectively assist the Board of Directors in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, the responsibilities, performance, budget and the performance of our independent auditor.

Code of Professional Conduct

        We have adopted a Code of Professional Conduct that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and all other employees. This Code of Professional Conduct is posted on our website at www.affinitygroup.com and may be found as follows:

  •
  From our main web page, first click on "About AGI,"

  •
  Then, click on "Code of Conduct."

Executive Compensation

        The following table provides certain summary information concerning the compensation paid by us to our Chief Executive Officer and each of the four other highest compensated executive officers who were officers at December 31, 2004, for the fiscal years ending December 31, 2004, 2003 and 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation
Name and Principal Position				Other Annual Compensation(1)(2)		All Other Compensation(3)
	Year	Salary	Bonus(1)
Michael A. Schneider President, Chief Executive Officer	2004 2003 2002	$100,000 210,000 210,000	$645,080 290,055 287,505	$492,702 499,376	(4) (5)	$8,764 8,660 8,445
Mark J. Boggess, President, Chief Executive Officer of Camping World	2004 2003 2002	100,000 155,140 211,415	646,521 362,569 143,753	563,870	(4)	8,564 8,580 8,685
Murray S. Coker Senior Vice President	2004 2003 2002	196,000 196,000 196,000	198,990 191,436 189,753	315,371	(4)	9,305 9,028 7,382
Thomas F. Wolfe Senior Vice President, Chief Operating Officer	2004 2003 2002	181,132 151,358 146,946	167,353 40,608 40,950			8,364 7,696 6,397
Peter Klein Senior Vice President of Camping World	2004 2003 2002	218,000 192,212 64,039	96,029 66,418 25,055	24,726	(6)	6,668 1,991 56

(1)
Compensation defined as "Bonus" and "Other Annual Compensation" is eligible, at the election of the employee, to be contributed to the AGHC Key Employee Security Option Plan ("KEYSOP"). See "Management—Agreements with Executive Officers."

(2)
Personal benefits are the lesser of (i) 10% of total annual salary and bonus and (ii) $50,000, except as described in Note (3) below.

(3)
Represents company contributions to 401(k), split dollar and group term life insurance economic benefit and personal use of company assets.

(4)
Under the terms of the phantom stock agreements, Mr. Schneider received $492,702, Mr. Boggess received $563,870, and Mr. Coker received $315,371 in 2004. All payments were contributed to the KEYSOP.

(5)
Under the terms of a phantom stock agreement, Mr. Schneider received $499,376 in 2002. These payments were contributed to the KEYSOP.

(6)
Represents relocation for employee hired in 2002.

        We do not have any outstanding stock options or restricted stock grants. We have phantom stock agreements and a non-qualified deferred compensation plan for certain of our officers. See "Management—Agreements with Executive Officers."

Agreements with Executive Officers

        Until December 31, 2003, AGI and Mr. Adams were parties to an amended employment agreement providing for his employment as the Chairman of our Board of Directors. That agreement terminated effective December 31, 2003, following completion of the AGI senior subordinated note offering.

        Effective January 1999, AGI introduced the KEYSOP for key employees of AGI and its subsidiaries. This non-qualified deferred compensation plan allows key employees the option to contribute specific compensation, including bonuses, incentive compensation, and phantom stock payments to the KEYSOP. Contributions to the KEYSOP from AGI employees totaled $4.0 million, $4.6 million and $8.9 million in 2004, 2003 and 2002, respectively.

        In January 1992, AGI introduced a phantom stock incentive program for key employees. Since that time, certain employees have been granted awards at various interest levels and over varying vesting periods. The value of the phantom stock interest is based on the increase in the value of AGI over the base value at the award date. In accordance with the formula set forth in the agreements, which formula approximates a multiple of operating profits and is intended to approximate the fair market value of AGI, earned incentives are paid in three annual installments following the earlier of termination of employment, sale of AGI, or five years after the initial grant of the phantom stock interest. The phantom stock agreements also set forth the terms of employment for the executive.

        As of December 31, 2004, the aggregate accrued liability under the phantom stock incentive program was approximately $5.3 million, of which $1.5 million has been reflected as current in the financial statements. The earned incentives under these agreements are scheduled to be paid at various times over the next two years. During 2004, we incurred deferred executive compensation expense of $3.0 million under the phantom stock agreements. Phantom stock payments of $3.1 million were made during 2004.

        The following table sets forth the current awards outstanding under our phantom stock incentive program as of December 31, 2004.

Officer	Full Interest	Vested Amount
Michael A. Schneider	2.50%	2.50%
Mark J. Boggess	2.50%	2.50%
Murray S. Coker	1.00%	0.96%
Thomas F. Wolfe	0.33%	0.07%
Laura A. James	0.10%	0.02%
Prabhuling Patel	0.10%	—
Grant E. Miller	(1)	(1)
Marcos Strafacce-Costa	(2)	(2)
Scott Ellison	(2)	(2)
Cynthia A. McGrath	(2)	(2)
Kenneth Marshall	(3)	(3)
Chad Selvidge	(3)	(3)
Peter Klein, Jr.	(3)	(3)
Brent Moody	(3)	(3)

(1)
The phantom stock interest relates only to our Camp Coast to Coast, Inc. subsidiary. The full interest ranges from 1.65% of the increase in that subsidiary's value to 15.00% of the increase in that subsidiary's value depending upon the level of the increase. The full interest vests in equal portions over a five year period.

(2)
The phantom stock interest relates only to our Camp Coast to Coast, Inc. subsidiary. The full interest ranges from 0.35% of the increase in that subsidiary's value to 3.35% of the increase in that subsidiary's value depending upon the level of the increase. The full interest vests in equal portions over a five year period.

(3)
The phantom stock interest relates only to our Camping World, Inc. subsidiary. The full interest for each executive ranges from 1.45% of the increase in that subsidiary's value to 2.25% of the increase in that subsidiary's value depending upon the level of the increase. The full interest vests in equal portions over a five year period.

        The executive's base salary and annual bonus are determined from time to time by the Board of Directors. In the event the executive's employment is terminated without cause, the phantom stock agreements provide for severance benefits of up to one year's base salary plus the accrued bonus for the year in which such termination occurs.

Compensation Committee Interlock and Insider Participation

        AGI's Board of Directors determines the compensation of the executive officers. The executive officers of AGI who serve on the Board of Directors are Michael A. Schneider and Mark J. Boggess.

        Messrs. Garvin, McAdams, Boggess, Coker and Blumer are partners in various partnerships that lease nine facilities under long-term leases to Camping World. For the years ended December 31, 2004, 2003 and 2002, payments under these leases were approximately $3.67 million, $3.57 million and $3.54 million, respectively. The leases expire during the period December 2005 and December 2015, subject to the right of Camping World to exercise renewal options. We believe that such leases contain lease terms as favorable as lease terms that would be obtained from independent third parties.

        On December 5, 2001, AGI sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp., a wholly-owned subsidiary of our Company's parent, AGI Holding Corp., for $52.3 million in cash and a note receivable. The properties have been leased back to us on a triple net basis. Both the sales price and lease rates were based on market rates determined by third party independent appraisers engaged by the mortgage lender and were approved by the AGI Credit Facility agent bank. These leases have an initial term of 25 to 27 years with two five-year options at the then current market rent. Payments under these leases were $3.4 million in 2004.

Bonus Plan

        AGI annually adopts bonus programs for employees. Bonus payments are made based on achievement of specified operating results and/or objectives.

401 (k) Savings and Profit Plan

        AGI sponsors a deferred savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). All employees over age 21 who have completed one year of service (minimum of 1,000 hours) are eligible to participate in the 401(k) Plan. For the 2004, AGI elected a Safe Harbor Matching Contribution for the employer match and set the employer match, which vests upon contribution, at an amount equal to 100% of the first 4% of the employee's contribution. Employees may defer up to 60% of their eligible compensation up to Internal Revenue Service ("IRS") limits.

Other Benefit Plan

        AGI's employees receive certain medical and dental benefits during their employment. One of our predecessors also provided eligible employees with medical, dental and life insurance coverage after retirement. The estimated future costs associated with such coverage to retirees are reserved as a liability in AGI's consolidated financial statements. Current employees are not provided medical and dental benefits upon retirement.

Director Compensation

        AGI pays directors who are not employees (Messrs. Boysen, Ehlert, Frith-Smith, Garvin, McAdams and Parker) director fees of $1,800 per month. We also pay directors who are not employees who are members of our audit committee a quarterly fee of $1,250.

Report of the Board of Directors on Executive Compensation

        The executive officers of the Company are also the executive officers of AGI, and AGI is the operating company. The executive compensation program for the executive officers of AGI is tied closely to AGI's performance and aimed at enabling us to attract and retain the best possible executive talent. Accordingly, the Boards of Directors of each of the Company and AGI seek to significantly correlate the level of executive compensation, when taken as a whole, with the level of AGI's performance, and it seeks to compensate AGI's executives in a manner that is reasonably competitive with that available to executives in comparable companies, including membership services companies and other highly leveraged companies with comparable operating income. These goals are accomplished through the use of a combination of annual bonus payments and phantom stock grants in conjunction with base compensation.

        Michael A. Schneider became our President and Chief Executive Officer as of January 1, 2004. Mr. Schneider's compensation package was determined by the Board based on negotiations with Mr. Schneider taking into account the compensation packages of chief executive officers of similarly situated companies and our performance objectives. For 2004, Mr. Schneider received a base salary and a bonus based on his assigned percentage of AGI's operating income and the achievement of specified operating results. In addition, Mr. Schneider has been granted phantom stock interests in order to provide him with an incentive to enhance long-term value. See a description of the phantom stock incentive program for key employees under "Management—Agreements with Executive Officers." Standard employee medical and dental benefits and participation in the 40l(k) Plan are also available to Mr. Schneider.

        Our other executive officers received base salaries for 2004 which the Board had set at levels which were believed by the Board to be reasonably competitive with the salary level of executives in comparable companies. The executive officers also received bonuses based on their respective assigned percentages of our operating income or the operations in which the executive was employed. The percentage assigned to each executive officer depended upon the level of his or her responsibilities. In addition, the other executive officers received phantom stock grants, standard employee medical and dental benefits and participation in the 401(k) Plan.

        This report is furnished by the full Board of Directors of the Company and AGI performing the functions of a compensation committee.

Stephen Adams Mark J. Boggess Wayne A. Boysen John A. Ehlert David G. Frith-Smith	David B. Garvin Joe B. McAdams George S. Parker Michael A. Schneider

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Certain members of our Board of Directors, including the Chairman of the Board, are partners in partnerships and shareholders of corporations that lease facilities to AGI under long-term leases. For the years ended December 31, 2004, 2003 and 2002, payments under these leases were approximately $7.1 million, $7.0 million, and $7.0 million, respectively. Future commitments under these leases total approximately $103.0 million. The leases expire at various dates from December 2005 through July 2029, subject to our right to exercise renewal options.

        In connection with our effort to expand the number of Camping World stores by developing retail alliances with RV dealerships across North America, we have established nine Camping World stores alongside or within RV dealerships owned through FreedomRoads, which is controlled by the Chairman of our Board of Directors, Stephen Adams, and we expect to open additional Camping World stores alongside or within such RV dealerships in the future. Total payments under these leases for 2004 were approximately $0.2 million, and future commitments under these leases total approximately $4.1 million. The leases expire at various dates from August 2013 through January 2015. We also sublease properties to these entities and sell products and services to them. For 2004, lease payments received from FreedomRoads for the subleased properties were approximately $0.6 million, and future payments to be received under these subleases total approximately $4.3 million. Payments under the product marketing and sales agreements with these entities were approximately $3.7 million and $0.1 million for 2004 and 2003, respectively.

        On December 5, 2001, AGI sold eleven real estate properties to eleven separate wholly owned subsidiaries of AGRP Holding Corp., a wholly owned subsidiary of our parent, AGHC, which is owned 97.4% by Mr. Adams, for $52.3 million in cash and a $4.8 million note receivable that matures in December 2011. The properties have been leased back to AGI on a triple net basis. These leases are classified as operating leases and the average net annual lease payments over the lives of the leases are $3.4 million. The $4.8 million note receivable yields 11% per annum, with monthly payments of $46,000 and a ten-year balloon.

        In March 2002, we received a royalty payment of $1.5 million from Holiday RV Superstores, Inc., or Recreation USA. This non-refundable payment grants Recreation USA a limited non-exclusive license to use the Company's Good Sam trademarks. When the Company entered into the agreement with Recreation USA, our Chairman beneficially owned, through entities controlled by him, approximately 57% of the then outstanding common stock of Recreation USA after taking into account conversion and exercise of his beneficially-owned securities in Recreation USA. We recorded the royalty payment into income in a level amount ratably over the three-year term of the license. The agreement with Recreation USA was terminated in October 2003 and, as a result, the unamortized balance of the royalty agreement was recognized as revenue in the fourth quarter of 2003.

        The net proceeds of the offering of the old notes has been used to acquire a preferred membership interest in FreedomRoads Holding, which we refer to as the preferred membership interest. FreedomRoads Holding has made an equity capital contribution to FreedomRoads, and FreedomRoads has used $36.0 million of the proceeds to repay indebtedness owed to entities beneficially owned by Stephen Adams, the Chairman of our Board of Directors. Stephen Adams beneficially owns 90% of FreedomRoads Holding. See "Use of Proceeds."

        The preferred membership interest, which has a face amount of $88.2 million, was acquired by our subsidiary CWFR. The preferred membership interest carries with it the right to receive a preferred payment at the same rate as the rate of interest on the notes when and as declared by the Board of Governors of FreedomRoads from any source legally available therefor. The preferred payment will be reduced by the amount of any payment or distribution made directly or indirectly to CWFR or to a direct or indirect parent company of CWFR, including us. Any portion of the preferred payment not paid will accumulate and will be compounded semi-annually until paid.

        FreedomRoads Holding may redeem the preferred membership interest by payment of $88.2 million plus the accrued and unpaid preferred payment to the date of redemption. FreedomRoads Holding will be required to redeem the preferred membership interest at that same redemption price if there is a sale or reorganization of the membership interests of FreedomRoads Holding or a sale of substantially all of the assets of FreedomRoads Holding.

        According to the terms of the preferred membership interest, FreedomRoads Holding will not be permitted to make distributions with respect to membership interests other than (a) distributions with respect to the preferred membership interest, (b) distributions for the members' estimated tax liabilities from earnings of FreedomRoads Holding and (c) distributions in the aggregate not to exceed 50% of the amount of (i) FreedomRoads Holding's net profit for the period from January 1, 2005 through the end of the fiscal quarter next preceding the distribution date less (ii) the aggregate amount of tax distributions made during the period from January 1, 2005 through the end of the fiscal quarter next preceding the distribution date.

        CWFR will not be permitted to sell, pledge or otherwise transfer the preferred membership interest.

        The preferred membership interest will not provide the holder with any voting rights in FreedomRoads Holding.

        For a description of the employment, consulting, non-competition, management incentive and phantom stock agreements with the Company and persons serving as executive officers or directors of the Company, see "Management—Agreements with Executive Officers" and "Management—Compensation Committee Interlock and Insider Participation."

        For a description of leases which of our subsidiaries have with partnerships in which a director of our company has a partnership interest, see "Management—Compensation Committee Interlock and Insider Participation."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        We are a direct wholly owned subsidiary of AGHC, a privately owned corporation. The following table sets forth certain information with respect to the beneficial ownership of the common stock of AGHC as of the issuance date by each shareholder who is known to us to beneficially own more than 5% of the outstanding shares, each executive officer and the current sole director of AGHC, and all of our executive officers and directors.

Name and Address of Beneficial Owner	Number of Shares of Stock Owned(1)		Percent of Common Stock
Stephen Adams 2575 Vista Del Mar Drive Ventura, California 93001	1,407.7	(2)	97.41%
All executive officers and directors as a group (14 persons)	1,407.7		97.41%

(1)
Except as otherwise indicated, the beneficial owner has sole voting and investment power with respect to the shares in the table.

(2)
Does not include 37.5 shares owned by members of the Adams family who do not reside with him and as to which Mr. Adams disclaims beneficial ownership.

PRINCIPAL ACCOUNTING FEES AND SERVICES

        The Audit Committee of the Board of Directors of AGI engaged Ernst & Young LLP as independent auditors to examine AGI's accounts for the fiscal year ending December 31, 2004.

Audit Fees

        The aggregate audit fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2004 and December 31, 2003, were $256,680 and $311,140, respectively. These fees include amounts for the audit of AGI's consolidated annual financial statements, stand alone audits of certain subsidiaries, and the reviews of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q, including services related thereto such as attest services and consents.

Audit-Related Fees

        The aggregate audit-related fees paid to Ernst & Young LLP for the fiscal years 2004 and 2003 were $17,700 and $0, respectively. These fees related to specific analysis of accounting treatments and general assistance with the implementation of the SEC rules pursuant to the Sarbanes-Oxley Act of 2002.

Tax Fees

        The aggregate fees billed by Ernst & Young LLP for tax services rendered for the fiscal years 2004 and 2003 were $27,374 and $33,848, respectively. The fees paid in each of those years primarily related to tax planning and compliance services.

All Other Fees

        There were no other fees paid to Ernst & Young LLP for the years ended December 31, 2004 and December 31, 2003.

Audit Committee Pre-Approval Requirements

        The Audit Committee has the sole authority to review in advance and grant any pre-approvals of (i) all auditing services to be provided by the independent auditor, (ii) all significant non-audit services to be provided by the independent auditors as permitted by Section 10A of the Securities Exchange Act of 1934, and (iii) all fees and the terms of engagement with respect to such services. All audit and non-audit services performed by Ernst & Young LLP during fiscal 2004 were pre-approved pursuant to the procedures outlined above.

DESCRIPTION OF OTHER INDEBTEDNESS

        On June 24, 2003, AGI entered into an Amended and Restated Credit Agreement and a Senior Secured Floating Rate Note Purchase Agreement (as amended, the AGI Credit Facility), providing for term loans, or the Term B1 and Term B2 loans, in the aggregate of $140.0 million and a revolving credit facility of $35.0 million. The funds available under the revolving credit line of the AGI Credit Facility may be utilized for borrowings or letters of credit; however, a maximum of $12.5 million may be allocated to such letters of credit. Re-borrowings under the term loans are not permitted. The interest on borrowings under the AGI Credit Facility is at variable rates based on the ratio of total cash flow to outstanding indebtedness (as defined). Interest rates float with prime and LIBOR plus an applicable margin ranging from 1.50% to 3.50% over the stated rates. AGI also pays a commitment fee of 0.5% per annum on the unused amount of the revolving credit line. Further, the AGI Credit Facility requires the loans to be prepaid in an amount equal to 75% of the excess cash flow, as defined. The balance of the excess cash flow would be available for distribution. As of December 31, 2004, AGI had no excess cash flow, as defined. The AGI Credit Facility is secured by substantially all the assets and a pledge of the stock of AGI. As of the refinancing date, AGI incurred a $1.7 million debt extinguishment charge representing the write-off of unamortized deferred financing cost associated with the prior financing facility. An affiliate of CIBC World Markets Corp. is the administrative agent under the AGI Credit Facility and affiliates of CIBC World Markets Corp. are lenders under the AGI Credit Facility.

        On February 18, 2004, AGI issued $200.0 million of 9% Senior Subordinated Notes, or the AGI Notes, due 2012. Interest is payable on the AGI Notes twice a year on each February 15 and August 15, beginning August 15, 2004, and the AGI Notes mature on February 15, 2012. The proceeds of the issuance were used to fund the tender offer and defeasance of the remaining $100.0 million outstanding principal amount of the AGHI Notes. AGI used the remaining proceeds from the issuance of the AGI Notes to prepay $25.0 million of the AGI Credit Facility, pay a $60.0 million dividend distribution, create a $15.0 million segregated cash account, pay certain prepayment and transaction costs and for general corporate purposes. The bond redemption premium, consent fee and the unamortized deferred financing costs in the amount of $1.7 million, $1.7 million, and $1.1 million, respectively, were recognized as of the redemption date. AGI also incurred a $0.5 million debt extinguishment charge representing the pro rata unamortized deferred financing costs associated with the prepayment of the AGI Credit Facility.

        In November 2004, AGI amended the AGI Credit Facility to reduce the interest rates on the term loans in both agreements by 1.00%. The amendments reduced the applicable interest margin from 4.00% to 3.00% and 3.00% to 2.00% for the LIBOR and Prime Rate loans, respectively.

        As of December 31, 2004, $32.2 million and $80.4 million were outstanding under the Term B1 and Term B2 loans, respectively. As of December 31, 2004, the average interest rate on the Term B1 and Term B2 loans was 5.49%, and permitted borrowings under the undrawn revolving line were $28.2 million. AGI had commercial and standby letters of credit in the aggregate amount of $6.8 million outstanding as of December 31, 2004. The aggregate quarterly scheduled payments on the term loans are $0.35 million. The revolving credit facility matures on June 24, 2008, and the Term B1 and Term B2 loans mature on June 24, 2009.

        The indenture pursuant to which the AGI Notes were issued contains certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets and investments, and the payment of dividends subject to certain limitations and minimum operating covenants. AGI was in compliance with all debt covenants at December 31, 2004.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the heading "Description of the Notes—Certain Definitions." In this description, the word "Company" refers only to Affinity Group Holding, Inc. and not to any of its Subsidiaries.

        The old notes were issued and the exchange notes will be issued under the Indenture dated as of March 24, 2005 (as supplemented, the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). The Company and the Trustee entered into a first supplemental indenture effective March 24, 2005, the date of the issuance of the Notes, by virtue of which an error and inconsistency in the form of the Note that was attached to the Indenture was corrected to reflect the Company's obligation to redeem, on or prior to March 15, 2010, all additional notes issued as payment of accrued interest. The old notes and the exchange notes are referred to collectively in this "Description of the Notes" as the "Notes." The Notes are subject to all of the terms of the Indenture. The terms of the exchange notes are identical in all material respects to the old notes, except that the exchange notes no longer will contain transfer restrictions and holders of exchange notes no longer will have any registration rights. The trustee will authenticate and deliver exchange notes only in exchange for a like principal amount of old notes. Any old notes that remain outstanding following consummation of this exchange offer, together with the exchange notes, will be treated as a single class for all purposes under the Indenture.

        The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. We will provide you with a copy of the Indenture if you request one. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

Brief Description of the Notes

  The Notes

        The Notes:

  •
  are general unsecured obligations of the Company;

  •
  are senior in right of payment to all existing and future obligations of the Company that are, by their terms, expressly subordinated in right of payment to the Notes; and

  •
  are equal in right of payment with all existing and future unsecured obligations of the Company that are not so subordinated.

        The Notes will be effectively subordinated to all secured Indebtedness of the Company and its Subsidiaries to the extent of the value of the assets securing such Indebtedness. The Senior Credit Facility is secured by substantially all of the assets of Affinity Group, Inc. and its Restricted Subsidiaries. In addition, claims of creditors of the Company's Subsidiaries, including trade creditors, will generally have priority as to the assets of these Subsidiaries over the claims of the Company and the holders of the Company's Indebtedness, including the Notes.

        As of December 31, 2004, assuming the offering of the Notes and related transactions had occurred on that date, the Company and the Restricted Subsidiaries would have had approximately $399.3 million aggregate principal amount of Indebtedness (net of a $3.2 million original issue discount in connection with the Notes). Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Restricted Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness" and "Description of the Notes—Certain Covenants—Limitation on Liens."

        As of the date of the Indenture, all of the Company's Subsidiaries other than CWFR Capital Corp. will be "Restricted Subsidiaries." CWFR Capital Corp. will be an Unrestricted Subsidiary. Under the circumstances described below in the definition of "Unrestricted Subsidiary," the Company will be permitted to designate certain of its other Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Our Subsidiaries will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these Subsidiaries, these Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company.

        The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture and Registration Rights Agreement.

Principal, Maturity and Interest

        An aggregate principal amount of Notes equal to $88.2 million is being issued in this offering. The old notes were issued with original issue discount. For a discussion of the tax consequences of this discount, see "Certain Material United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Interest and Original Issue Discount." Company may issue additional notes from time to time having identical terms and conditions to the Notes being issued in this offering (the "Additional Notes"), subject to compliance with the covenant described under "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness." Any Additional Notes will be part of the same issue as the Notes being issued in this offering and will vote on all matters as one class with the Notes being issued in this offering. For purposes of this "Description of the Notes," except for the covenant described under "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness," references to the Notes include Additional Notes, if any. The Company may issue an unlimited principal amount of Additional Notes to pay interest on the Notes that the Company does not elect to pay in cash as described below. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000, provided that Additional Notes issued in payment of interest will be issued in denominations of $1 and integral multiples of $1. Additional Notes issued as payment of interest must be redeemed by the Company on or before March 15, 2010. All other Notes will mature on February 15, 2012.

        Interest on the Notes will accrue at the rate of 10 7/8% per annum and will be payable semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2005. The Company will make each interest payment to the Holders of record of the Notes at the close of business on the immediately preceding February 1 and August 1 (each a "Record Date"). Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. For any interest payment date on or prior to February 15, 2008, interest will be payable through the issuance of Additional Notes in a principal amount equal to such interest amount or, at the election of the Company made prior to the relevant Record Date therefor, in cash. If the Company elects to pay interest in cash on any interest payment date on or prior to February 15, 2008, it will mail, or cause to be mailed, to the Holders a notice of such election on or before the relevant Record Date. The Additional Notes issued to pay interest will be identical to the originally issued Notes except that interest will begin to accrue from the date they are issued rather than the Issue Date. For each interest payment date after February 15, 2008, interest on the Notes will be payable only in cash. On or prior to March 15, 2010, the Company is required to redeem any Additional Notes issued as payment of accrued interest.

Optional Redemption

        Before February 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of Notes originally issued at any time and from time to time at a redemption price equal to 110.875%

of the aggregate principal amount so redeemed, plus accrued and unpaid interest, if any, to the redemption date out of the Net Proceeds of one or more Public Equity Offerings, provided that

          (1)   at least 65% of the aggregate principal amount of Notes outstanding at the time of such redemption remain outstanding immediately after the occurrence of any such redemption; and

          (2)   any such redemption occurs within 60 days following the closing of such Public Equity Offering.

        On and after February 15, 2008, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on February 15 of each year listed below:

Year	Percentage
2008	105.438%
2009	102.719%
2010 and thereafter	100.000%

        In the event of a redemption of less than all of the Notes, the Trustee will select the Notes to be redeemed as follows:

          (1)   if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which such Notes are listed; or

          (2)   if the Notes are not then listed, on a pro rata basis, by lot or in such other manner as the Trustee deems fair and equitable.

        The Notes will be redeemable upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a Holder's registered address. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company has failed to redeem any such Note.

Mandatory Redemption

        On or prior to March 15, 2010, the Company will be required to redeem any Additional Notes issued as payment of accrued interest on the Notes.

Certain Covenants

        The Indenture contains the following material covenants:

  Use of Proceeds

        The net proceeds of the offering of the Notes were used to make a capital contribution to Affinity Group, the Company's wholly owned Subsidiary. With that capital contribution, Affinity Group made a capital contribution in an equal amount to Camping World, which in turn made a capital contribution in an equal amount to CWI, Inc., a Restricted Subsidiary of Camping World, which in turn made a capital contribution in an equal amount to CWFR Capital Corp., an Unrestricted Subsidiary of Camping World.

  Limitation on Additional Indebtedness

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness), provided that if no Default or Event of Default has occurred and is continuing at the time or as a consequence of the incurrence of such Indebtedness, the Company or any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness) if after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, (A) if the Indebtedness is incurred by the Company or any of its Restricted Subsidiaries (other than Affinity Group or its Restricted Subsidiaries), the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1.0, and (B) if the Indebtedness is incurred by Affinity Group or its Restricted Subsidiaries, Affinity Group's Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1.0.

        Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness, provided that the Company may not incur any Permitted Indebtedness that ranks junior in right of payment to the Notes that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

        For purposes of determining compliance with this "Limitation on Additional Indebtedness" covenant:

          (1)   in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (1) through (9) of the definition of "Permitted Indebtedness" or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness on the date of its incurrence and, subject to clause (2) below, later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant; and

          (2)   accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness of the same class (including through the issuance of Additional Notes in payment of interest as permitted by the Indenture), in each case in accordance with the terms of the underlying Indebtedness at its time of incurrence by the Company or a Restricted Subsidiary, as the case may be, will not be considered to be an incurrence of Indebtedness for purposes of this covenant, provided that the underlying Indebtedness is incurred in accordance with the terms of the Indenture.

  Limitation on Layering Indebtedness

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company.

        Limitation on Restricted Payments

        The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (1)   no Default or Event of Default has occurred and is continuing at the time of or immediately after giving effect to such Restricted Payment;

          (2)   immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;" and

          (3)   immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of:

            (a)   50% of the Company's Consolidated Net Income for the period (treated as one accounting period) commencing on the first day following the end of the fiscal quarter ended immediately preceding the Issue Date to and including the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

            (b)   100% of the aggregate Net Proceeds received by the Company from the issue or sale after the Issue Date of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted, exercised or exchanged, as the case may be, excluding, in the case of this clause (b), any Net Proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Description of the Notes—Optional Redemption;"

            (c)   without duplication of any amounts included in clause (3)(b) above, 100% of the aggregate Net Proceeds received by the Company after the Issue Date from any equity contribution from a holder of the Company's Capital Stock, excluding, in the case of clauses (3)(b) and (c), any Net Proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Description of the Notes—Optional Redemption;" and

            (d)   without duplication, the sum of:

                (i)  the aggregate amount returned in cash on or with respect to an Investment (other than a Permitted Investment) in any Person, including an Unrestricted Subsidiary, made subsequent to the Issue Date whether through interest payments, principal payments, dividends, return of capital invested or other distributions;

               (ii)  the net proceeds received by the Company or any of its Restricted Subsidiaries from the disposition (other than to the Company or a Restricted Subsidiary of the Company), retirement or redemption of all or any portion of an Investment described in clause (3)(d)(i); and

              (iii)  upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary at the time of such redesignation.

provided, that, with respect to an Investment in any Person, the sum of clauses (i), (ii) and (iii) above with respect to the Investment in such Person may not exceed the aggregate amount of all Investments made in such Person subsequent to the Issue Date.

        For purposes of determining under clause (3) above, the amount expended for Restricted Payments, cash distributed will be valued at the face amount thereof and property other than cash will be valued at its fair market value.

        The provisions of this covenant will not prohibit:

          (1)   the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture;

          (2)   the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Indebtedness subordinate in right of payment to the Notes by conversion into, or by or in exchange for, shares of its Capital Stock (other than Disqualified Capital Stock), or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock);

          (3)   the redemption or retirement of Indebtedness of the Company subordinate in right of payment to the Notes in exchange for, by conversion into, or out of the Net Proceeds of a substantially concurrent sale or incurrence of, Indebtedness of the Company (other than any Indebtedness owed to a Subsidiary of the Company) that is Refinancing Indebtedness;

          (4)   payments (a) made to the KEYSOP Plan with respect to bonuses, or (b) under the Phantom Stock Agreements for key employees of the Company and its Restricted Subsidiaries to the extent that such payments are not prohibited pursuant to the other provisions of the Indenture;

          (5)   payments of Permitted Tax Distributions;

          (6)   the making of a Permitted Investment; and

          (7)   additional Restricted Payments not to exceed $5.0 million in the aggregate.

        In calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (3) of the first paragraph above, amounts expended pursuant to clauses (1) and (2) of the immediately preceding paragraph will be included in such calculation.

        Not later than the date of making any Restricted Payment other than the Restricted Payments described in clauses (4), (5 and (6) of the immediately preceding paragraph, the Company will deliver to the Trustee an officers' certificate stating that:

          (1)   such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described above were computed, which calculations may be based upon the Company's latest available financial statements, and

          (2)   no Default or Event of Default has occurred and is continuing and no Default or Event of Default will occur immediately after giving effect to any such Restricted Payment.

  Limitation on Investments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than:

            (i)  a Permitted Investment; or

           (ii)  an Investment that is made after the Issue Date as a Restricted Payment in compliance with "—Limitation on Restricted Payments."

  Limitation on Liens

        The Company will not, and will not permit any Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiaries or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary that owns property or assets, now owned or hereafter acquired, without making or causing the Restricted Subsidiary to make effective provision for securing the Notes; and

          (1)   if such Lien secures Indebtedness which is subordinate in right of payment to the Notes, any such Lien will be subordinate to the Lien granted to Holders to the same extent as such Indebtedness is subordinate in right of payment to the Notes; and

          (2)   in all other cases, the Notes are equally and ratably secured.

  Limitation on Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, amend or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate (each an "Affiliate Transaction") or extend, renew, waive or otherwise amend or modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless:

          (1)   such Affiliate Transaction is between or among the Company and one or more of the Restricted Subsidiaries; or

          (2)   the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could reasonably be expected to be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

        In any Affiliate Transaction (or any series of related Affiliate Transactions that are similar or part of a common plan) involving an amount or having a fair market value in excess of $2.5 million that is not permitted under clause (1) above, the Company must obtain a board resolution of the Board of Directors of the Company certifying that such Affiliate Transaction complies with clause (2) above. In any Affiliate Transaction (or any series of related Affiliate Transactions that are similar or part of a common plan) involving an amount or having a fair market value in excess of $10.0 million that is not permitted under clause (1) above, the Company must obtain a favorable written opinion as to the fairness of such transaction or transactions, as the case may be, from an Independent Financial Advisor.

        The foregoing provisions will not apply to:

          (1)   any Restricted Payment that is not prohibited by the provisions described under "Description of the Notes—Certain Covenants—Limitation on Restricted Payments" or any Permitted Investment;

          (2)   reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

          (3)   any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; and

          (4)   the Company and its Restricted Subsidiaries may make (a) payments to the KEYSOP Plan with respect to bonuses and (b) payments under the Phantom Stock Agreements for key employees of the Company and its Restricted Subsidiaries to the extent that such payments are not prohibited pursuant to the other provisions of the Indenture.

  Limitation on Creation of Subsidiaries

        The Company will not create or acquire any Subsidiary other than:

          (1)   a Restricted Subsidiary existing as of the Issue Date;

          (2)   a direct or indirect Restricted Subsidiary of Affinity Group permitted to be created under the terms of the Affinity Group Notes; or

          (3)   an Unrestricted Subsidiary.

        As of the date of this Prospectus, the Company has no Unrestricted Subsidiaries, other than CWFR Capital Corp. See "—Brief Description of the Notes."

  Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value of the assets sold or otherwise disposed of;

          (2)   except in the case of an Asset Sale (A) the consideration with respect to which does not exceed $5.0 million or (B) that pertains to assets which did not contribute more than 5% of EBITDA for the four full fiscal quarters immediately preceding the date of the Asset Sale, not less than 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents, provided that the following will be deemed to be cash for purposes of this clause (2):

            (a)   any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinate in right of payment to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 30 days of receipt converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

          (3)   except as provided below, the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied:

            (a)   to the extent the Company elects, to an Investment in property or other assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) in compliance with "Description of the Notes—Certain Covenants—Limitation on Conduct of Business," provided that such Investment occurs or the Company or any such Restricted Subsidiary enters into contractual commitments to make such Investment, subject only to customary conditions (other than the obtaining of financing), within 365 days following receipt of such Asset Sale Proceeds; and

            (b)   to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company or any such Restricted Subsidiary, as the case may be, elects, or is required, to prepay, repay or purchase Indebtedness under the Senior Credit Facility or under any other then existing secured Indebtedness of the Company or any such Restricted Subsidiary, to such prepayment, repayment or purchase within 365 days following the receipt of the Asset Sale Proceeds from any Asset Sale, provided that any such repayment must result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid.

        If after the 370th day after an Asset Sale (the "Excess Proceeds Offer Trigger Date"), the Available Asset Sale Proceeds exceed $10.0 million, the Company must apply an amount equal to the Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer").

        Within 30 days of the Excess Proceeds Offer Trigger Date, the Company will mail to the Trustee and each Holder a notice stating, among other things, that the Company is making an Excess Proceeds Offer and offering to repurchase Notes on the date specified in such notice (which will be a Business Day no earlier than 30 days nor later than 45 days from the date such notice is mailed) (the "Excess Payment Date") pursuant to the procedures required by the Indenture and described in such notice.

        If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

        In the event of the transfer of substantially all of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "Description of the Notes—Merger, Consolidation or Sale of Assets," the successor Person will be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not so transferred for purposes of this covenant and must comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Preferred Stock of Restricted Subsidiaries

        The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (except Preferred Stock issued to the Company or a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to hold any such Preferred Stock unless such Restricted Subsidiary would be entitled to incur or assume Indebtedness (other than Permitted Indebtedness) in compliance with "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

  Limitation on Capital Stock of Restricted Subsidiaries

        The Company will not:

          (1)   sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary of the Company (other than any such transaction resulting in a Lien which constitutes a Permitted Lien); or

          (2)   permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to the Company or a Restricted Subsidiary of the Company.

The foregoing restrictions will not apply to an Asset Sale made in compliance with "Description of the Notes—Certain Covenants—Limitation on Asset Sales" (provided that if such Asset Sale is for less than all of the outstanding Capital Stock of any Restricted Subsidiary held by the Company or any of its Restricted Subsidiaries, such Asset Sale must also comply with "Description of the Notes—Certain Covenants—Limitation on Restricted Payments") or the issuance of Preferred Stock in compliance with "Description of the Notes—Certain Covenants—Limitation on Preferred Stock of Restricted Subsidiaries."

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions to the Company or any Restricted Subsidiary:

            (a)   on its Capital Stock; or

            (b)   with respect to any other interest or participation in, or measured by, its profits;

          (2)   repay any Indebtedness or any other obligation owed to the Company or any Restricted Subsidiary;

          (3)   make loans or advances or capital contributions to the Company or any Restricted Subsidiary; or

          (4)   transfer any of its properties or assets to the Company or any Restricted Subsidiary;

except for such encumbrances or restrictions existing under or by reason of:

            (a)   the Senior Credit Facility;

            (b)   The Affinity Group Indenture;

            (c)   encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date and any amendments, restatements, renewals, replacements or refinancings thereof, provided that any amendment, restatement, renewal, replacement or refinancing is not more disadvantageous to the Holders in any material respect with respect to such encumbrances or restrictions existing on the Issue Date;

            (d)   the Indenture and the Notes;

            (e)   applicable law;

            (f)    any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired;

            (g)   customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices;

            (h)   Refinancing Indebtedness, provided that such restrictions are no more restrictive than those contained in the agreements governing the Indebtedness being refunded, refinanced or extended;

            (i)    customary restrictions in security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages;

            (j)    customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;

            (k)   customary restrictions imposed on the transfer of copyrighted or patented materials; or

          (1)   customary restrictions under Sale and Lease-Back Transactions that apply to the assets being transferred only and that comply with "Description of the Notes—Certain Covenants—Limitations on Sale and Lease-Back Transactions."

  Limitation on Conduct of Business

        The Company and the Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or related to the businesses in which the Company and the Restricted Subsidiaries are engaged in on the Issue Date.

  Limitation on Sale and Lease-Back Transactions

        The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction other than Sale and Lease-Back Transactions existing on the Issue Date, provided that the Company or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if:

          (1)   the Company or that Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such Sale and Lease-Back Transaction under "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;"

          (2)   the gross cash proceeds of that Sale and Lease-Back Transaction are at least equal to the fair market value of the property sold; and

          (3)   the transfer of assets in that Sale and Lease-Back Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with "Description of the Notes—Certain Covenants—Limitation on Asset Sales."

  Limitation on Transfer of Assets

        Except for Permitted Investments, neither the Company nor any Restricted Subsidiary will sell, convey, transfer or otherwise dispose of its assets or property to any Unrestricted Subsidiary, except for sales, conveyances, transfers or other dispositions made in the ordinary course of business.

Change of Control Offer

        If a Change of Control occurs, the Company must make an offer to repurchase (the "Change of Control Offer") each Holder's outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date (as defined) in accordance with the procedures set forth below.

        Within 20 days of the occurrence of a Change of Control, the Company will mail to the Trustee and each Holder a notice describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (which will be a Business

Day not earlier than 30 days nor later than 45 days from the date such notice is mailed (the "Change of Control Payment Date")) pursuant to the procedures required by the Indenture and described in such notice.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer;

          (2)   deposit with the Paying Agent money sufficient to pay the Change of Control Purchase Price of all Notes or portions thereof so tendered; and

          (3)   deliver or cause to be delivered to the Trustee, Notes so accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof tendered to the Company.

The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Company will execute and issue and the Trustee will promptly authenticate and mail to such Holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered.

        The Company must first comply with the covenant described in the preceding sentence before it will be required to purchase Notes in the event of a Change of Control, provided that the Company's failure to comply with the covenant described in the preceding sentence will constitute an Event of Default described in clause (3) under "Description of the Notes—Events of Default."

        The Indenture will further provide that (1) if the Company has outstanding any Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock outstanding, and the Company is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a Change of Control, the Company will not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company has paid the Change of Control Purchase Price to the Holders that have accepted the Company's Change of Control Offer and must otherwise have consummated the Change of Control Offer and (2) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes and will not issue any Preferred Stock, as applicable, with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change of Control.

        A Change of Control would also constitute a default under the Senior Credit Facility. If any such default occurred and was not remedied within any applicable grace period, the lenders thereunder would be entitled to declare all amounts outstanding thereunder to be immediately due and payable, and the ability of the Holders to receive the Change of Control Purchase Price could be impaired. There can be no assurance that sufficient funds will be available at the time of any Change of Control to satisfy the obligations of the Company under any Change of Control Offer that it might make or to repay the Notes or other Indebtedness that may become payable at that time.

        The Affinity Group Indenture contains similar provisions in the event of a Change of Control and uses the same definition for Change of Control as the Indenture. Since the Notes are effectively subordinated to the claims of creditors of the Company's subsidiaries, including Affinity Group, any Affinity Group Notes that are tendered for redemption upon a Change of Control would have to be repaid in full before any payments could be made on the Notes that are tendered for redemption upon a Change of Control.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        The Company will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements of the Indenture applicable to a Change of Control Offer made by the Company and purchases of all Notes or portions of Notes properly tendered and not withdrawn under such Change of Control Offer.

Merger, Consolidation or Sale of Assets

        The Company will not and will not permit any Restricted Subsidiary to (1) consolidate or merge with or into another Person (whether or not the Company or such Restricted Subsidiary will be the continuing Person), or (2) sell, assign, transfer, lease, convey or otherwise dispose of (each a "transfer") all or substantially all of the assets of the Company (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any Person unless:

          (1)   either the Company or such Restricted Subsidiary, as the case may be, is the continuing Person, or the Person (if other than the Company or such Restricted Subsidiary) formed by such consolidation or into which the Company or such Restricted Subsidiary, as the case may be, is merged or to which the assets of the Company or such Restricted Subsidiary, as the case may be, are sold, assigned, transferred, leased, conveyed or otherwise disposed of must be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and must expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Restricted Subsidiary, as the case may be, under the Indenture, the Notes, and the obligations thereunder will remain in full force and effect;

          (2)   immediately before and immediately after giving effect to such transaction, no Default or Event of Default will have occurred and be continuing; and

          (3)   immediately after giving effect to such transaction on a pro forma basis the Company or such Person:

            (a)   will have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and

            (b)   will be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;"

provided that a Person that is a Restricted Subsidiary on the Issue Date may merge into the Company or another Person that is a Restricted Subsidiary on the Issue Date without complying with this clause (3).

        In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company will deliver, or cause to be delivered, to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Reports to Holders

        Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders, within the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        So long as the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will also furnish to Holders, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

          (1)   default in payment of any principal of, or premium, if any, on the Notes whether at maturity, upon redemption, required repurchase or otherwise;

          (2)   default in payment of any interest on the Notes when it becomes due and payable and the continuance of any such failure for 30 days, which payment shall be in cash or, for any related interest payment date on or prior to February 15, 2008, through the issuance of Additional Notes in accordance with the Indenture unless the Company has elected to pay interest in cash, in which case payment of interest due on such interest payment date shall be in cash;

          (3)   default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding specifying the default (except in the case of a default with respect to the "Change of Control" or "Merger, Consolidation or Sale of Assets" covenant which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (4)   failure to pay when due at final maturity (giving effect to any applicable grace periods and any waiver or extension thereof) or on a redemption date specified in an irrevocable notice of redemption sent by the Company or a Restricted Subsidiary on which the entire principal amount of the Indebtedness outstanding subject to such notice is required to be paid, principal in an aggregate amount of $5.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $5.0 million or more pursuant to a default under the instrument governing such Indebtedness, which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 30 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 15 days after written notice as provided in the Indenture;

          (5)   any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million is rendered against the Company or any Restricted Subsidiary thereof, and is not discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect; and

          (6)   certain events involving bankruptcy, insolvency or reorganization of the Parent, the Company or any Restricted Subsidiary of the Company.

        The Indenture will provide that the Trustee may withhold notice to the Holders of any Default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the Holders to do so.

        The Indenture will provide that if an Event of Default (other than an Event of Default of the type described in clause (6) above) has occurred and is continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may (and the Trustee, at the request of such Holders, shall) declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued and unpaid interest, if any, to the date of acceleration and (1) the same will become immediately due and payable or (2) if there are any amounts outstanding under the Senior Credit Facility, such amounts will become immediately due and payable upon the first to occur of an acceleration under the Senior Credit Facility or five business days after receipt by the Company and the representative under the Senior Credit Facility of a notice of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such acceleration if:

          (1)   all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture;

          (2)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

          (3)   the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

          (4)   in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the above Events of Default, the Trustee must have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission will affect any subsequent Default or impair any right consequent thereto. In case an Event of Default of the type described in clause (6) above occurs, the principal, premium and interest amount with respect to all of the Notes will be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

        The Holders of a majority in principal amount of the Notes then outstanding have the right to waive any existing Default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations provided for in the Indenture and under the TIA.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless:

          (1)   such Holder has previously given to the Trustee written notice of a continuing Event of Default;

          (2)   the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request and offered indemnity reasonably satisfactory to the Trustee to institute such proceeding as Trustee;

          (3)   the Trustee has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request; and

          (4)   the Trustee has failed to institute such a proceeding within 60 days of the receipt by the Trustee of the written request referred to in clause (3) above.

        Notwithstanding the foregoing, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

Modification of Indenture

        From time to time, the Company and the Trustee may, without the consent of the Holders, amend or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not, in the opinion of the Trustee, materially and adversely affect the rights of any Holder. The Indenture contains provisions permitting the Company and the Trustee, with the consent of Holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture, except that no such modification may, without the consent of each Holder affected thereby,

          (1)   reduce the amount of Notes whose Holders must consent to an amendment, supplement, or waiver to the Indenture;

          (2)   reduce the rate of or change the time for payment of interest, including defaulted interest, on any Note;

          (3)   reduce the principal of or premium on or change the stated maturity of any Note;

          (4)   make any Note payable in money other than that stated in the Note (except that interest may be paid through the issuance of Additional Notes in accordance with the Indenture) or change the place of payment from New York, New York;

          (5)   waive a Default on the payment of the principal of, interest on, or redemption payment with respect to any Note;

          (6)   make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

          (7)   amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

          (8)   modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the Holders.

Legal Defeasance and Covenant Defeasance

        The Indenture will provide that the Company may elect either:

          (1)   to defease and be discharged from any and all of its obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("Legal Defeasance"); or

          (2)   to be released from its obligations with respect to the Notes under some of the covenants contained in the Indenture ("Covenant Defeasance")

upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or non-callable U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things,

          (1)   the Company has delivered to the Trustee an opinion of counsel to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended;

          (2)   in the case of legal defeasance, the Company will have delivered to the Trustee an opinion of counsel stating that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service, a ruling, or

            (b)   there has been a change in any applicable U.S. Federal income tax law,

in either case to the effect that, and such opinion of counsel will confirm that, Holders of the Notes or Persons in their positions will not recognize income, gain or loss for purposes of both U.S. Federal income tax purposes as a result of such legal defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same time, as would have been the case if defeasance had not occurred;

          (3)   in the case of covenant defeasance, the Company will have delivered to the Trustee an opinion of counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a Default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company has delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (7)   the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

          (8)   the Company has delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy occurs and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

          (9)   other customary conditions precedent are satisfied.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

          (1)   either:

            (a)   all the Notes authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2)   the Company has paid all other sums payable under the Indenture by the Company; and

          (3)   the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Compliance Certificate

        The Company will deliver to the Trustee on or before 120 days after the end of the Company's fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an officers' certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default, its status and the intended method of cure, if any.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator or stockholder of the Company shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under United States federal securities laws.

Methods of Receiving Payments on the Notes

        The Company will make all principal, premium and cash interest payments on the Notes at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders. The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar. With respect to any payments of interest and Additional Interest in the form of Additional Notes, payment shall be made by deposit of such Additional Notes into the account specified by the Holder or Holders thereof to the Company, through the Paying Agent or otherwise.

The Trustee

        The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Transfer and Exchange

        Holders may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption and is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The Notes will be issued in a transaction exempt from registration under the Securities Act and will be subject to the restrictions on transfer described in "Notice to Investors."

        The registered Holder of a Note may be treated as the owner of such Note for all purposes.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture and in this "Description of the Notes" section. We refer you to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any other Person or which is assumed in connection with the acquisition of assets from such Person and, in each case, whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

        "Affiliate" means, with respect to any specific Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Affinity Group" means Affinity Group, Inc., a Delaware corporation.

        "Affinity Group Indenture" means the Indenture dated as of February 18, 2004 by and among Affinity Group, the Trustee and the guarantors named therein relating to the Affinity Group Notes.

        "Affinity Group Notes" means the 9% Senior Subordinated Notes due 2012 issued by Affinity Group pursuant to the Affinity Group Indenture.

        "Asset Acquisition" means:

          (1)   an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person becomes a Restricted Subsidiary or is merged with or into the Company or any Restricted Subsidiary; or

          (2)   the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease or other disposition (including any Sale and Lease-Back Transaction), other than to the Company or any Restricted Subsidiary, in any single transaction or series of related transactions of

          (1)   any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company; or

          (2)   any other property or assets of the Company or of any Restricted Subsidiary thereof;

provided that Asset Sales do not include:

          (1)   a transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

          (2)   sales of inventory in the ordinary course of business and consistent with past practices;

          (3)   the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "—Merger, Consolidation or Sale of Assets;"

          (4)   leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any Restricted Subsidiary; and

          (5)   the sale, conveyance, disposition or other transfer of obsolete, damaged, worn out, surplus or outdated assets.

        "Asset Sale Proceeds" means, with respect to any Asset Sale,

          (1)   cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after:

            (a)   provision for all income or other taxes measured by or resulting from such Asset Sale;

            (b)   payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale;

            (c)   provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale;

            (d)   repayment of Indebtedness that is secured by the assets subject to such Asset Sale or otherwise required to be repaid in connection with such Asset Sale; and

            (e)   deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; and

          (2)   promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such promissory notes or non-cash consideration into cash.

        "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of:

          (1)   the fair market value of the property subject to such arrangement; and

          (2)   the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

        "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clause (3) (a) or (3) (b), and which have not yet been the basis for an Excess Proceeds Offer in accordance with the first paragraph of "Description of the Notes—Certain Covenants—Limitation on Asset Sales."

        "Bank Indebtedness" means Indebtedness under the Senior Credit Facility.

        "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

        "Camping World" means Camping World, Inc., a Kentucky corporation.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, partnership or limited liability company interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing. The Phantom Stock Agreements are not Capital Stock.

        "Capitalized Lease Obligations" means with respect to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness will be the capitalized amount of such obligations determined in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's");

          (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000;

          (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6)   investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        A "Change of Control" of the Company will be deemed to have occurred at such time as:

          (1)   the capital stock of the Parent owned directly or indirectly by Stephen Adams, his wife, his children, his grandchildren or trusts of which he, his wife, his children or his grandchildren are the sole beneficiaries and for which one or more of such individuals are the trustee(s) (the "Permitted Holders") shall (on a fully diluted basis after giving effect to the exercise of any outstanding rights or options to acquire capital stock of the Company) cease to constitute either (x) at least 51% of the aggregate equity capital of the Parent or (y) at least such percentage of the aggregate voting stock of the Parent as is sufficient at all times to elect a majority of the Board of Directors of the Parent;

          (2)   there is consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

          (3)   there is consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving Person or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the Permitted Holders hold, directly or indirectly, at least a majority of the Capital Stock of the surviving corporation immediately after such consolidation or merger;

          (4)   during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company; or

          (5)   the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture).

        "Commission" means the United States Securities and Exchange Commission.

        "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to:

          (1)   vote in the election of directors of such Person; or

          (2)   if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" will be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries or the issuance or redemption or other repayment of Preferred Stock of any such Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness and, in the case of any Restricted Subsidiary, the issuance or redemption or other repayment of Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption or other repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)   any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA (provided that such EBITDA will be included only to the extent that Consolidated Net Income would be includable pursuant to the definition of "Consolidated Net Income") (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X of the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

          (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and that will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

          (2)   if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

          (3)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by one or more agreements in respect of Hedging Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of

          (1)   Consolidated Interest Expense (net of any interest income of such Person and exclusive of amortization of financing fees and expenses and the write-off of deferred financing costs) plus

          (2)   the product of:

            (a)   the amount of all dividend payments (whether or not in cash) on any series of Preferred Stock of such Person and its Restricted Subsidiaries (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period times; and

            (b)   a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest expense which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Restricted Subsidiaries on a consolidated basis including, but not limited to (without duplication),

           (1)  imputed interest included in Capitalized Lease Obligations and Attributable Indebtedness;

           (2)  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees);

           (3)  all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

           (4)  the net payment obligations associated with Hedging Obligations;

           (5)  amortization of financing fees and expenses and the write-off of deferred financing costs;

           (6)  the interest portion of any deferred payment obligation;

           (7)  amortization of discount or premium, if any;

           (8)  all non-cash interest expense (excluding (i) interest amortized to cost of sales and (ii) interest on the Notes to the extent paid through the issuance of Additional Notes);

           (9)  all capitalized interest for such period; and

         (10)  all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

           (1)  the Net Income of any Person, other than a Restricted Subsidiary of the referent Person, will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary of such referent Person;

           (2)  the Net Income (but not to the extent Net Income represents a loss) of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions will be excluded to the extent of such restriction or limitation;

           (3)  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

           (4)  any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business will be excluded;

           (5)  extraordinary gains and losses will be excluded;

           (6)  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) will be excluded;

           (7)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded;

           (8)  charges with respect to Indebtedness retired with the proceeds of the Notes shall be excluded;

           (9)  charges for amortization of goodwill in excess of amortization on a straight-line, 40 year basis shall be excluded;

         (10)  Consolidated Net Income shall be calculated without deducting therefrom any Phantom Stock Accruals; and

         (11)  all gains, losses, charges or write-offs with respect to an election to be taxed as an "S corporation" under Subchapter S of the Internal Revenue Code shall be excluded.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

        "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock will be deemed to include any Preferred Stock of a Person or a Restricted Subsidiary of such Person, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Person or Restricted Subsidiary is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes, provided that Preferred Stock of a Person or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control or asset sale offer to be made for such Preferred Stock in the event of a change of control or asset sale of such Person or Restricted Subsidiary which provisions have substantially the same effect as the provisions described under "Description of the Notes—Change of Control Offer" and "Description of the Notes—Certain Covenants—Limitations on Asset Sales," respectively above, will not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

        "EBITDA" means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to:

          (1)   the sum of:

            (a)   Consolidated Net Income for such period, plus

            (b)   the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (a) hereof, plus

            (c)   Consolidated Interest Expense for such period, plus

            (d)   depreciation for such period on a consolidated basis, plus

            (e)   amortization for such period on a consolidated basis, plus

            (f)    any other non-cash items reducing Consolidated Net Income for such period (other than non-cash items that represent accruals of, or reserves for, cash disbursements to be made in any future period) and charges in respect of Phantom Stock Accruals; minus

          (2)   all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP;

provided that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment (other than a Restricted Subsidiary) of such Person will be included only:

          (1)   if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or

          (2)   if the cash income derived from such Investment is attributable to Cash Equivalents.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value will be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a board resolution of such Board of Directors. Unless otherwise required by the Indenture, no such determination need be supported by an appraisal or other expert opinion and such determination by the Board of Directors shall be conclusive.

        "FreedomRoads" means FreedomRoads Holding Company, LLC.

        "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

        "Hedging Obligations" means, with respect to any Person, the net payment obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements entered into in order to protect such Person against fluctuations in commodity prices, interest rates or currency exchange rates.

        "Holder" means a Person in whose name a Note is registered on the Registrar's books.

        "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable," and "incurring" will have meanings correlative to the foregoing, provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness will not be deemed an incurrence of such Indebtedness.

        "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, that is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and will also include, to the extent not otherwise included

          (1)   any capitalized lease obligations of such Person;

          (2)   obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby have been assumed;

          (3)   guarantees of (or obligations with respect to letters of credit supporting) items of other Persons that would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor);

          (4)   all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

          (5)   Attributable Indebtedness;

          (6)   Disqualified Capital Stock of such Person or any Restricted Subsidiary thereof and any Preferred Stock of a Restricted Subsidiary of such Person incurred under "Description of the Notes—Certain Covenants—Limitation on Preferred Stock of Restricted Subsidiaries;" and

          (7)   hedging obligations of any such Person applicable to any of the foregoing (if and to the extent such hedging obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that

          (1)   the amount outstanding at any time of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness at such time as determined in conformity with GAAP; and

          (2)   Indebtedness will not include:

            (a)   any liability for federal, state, local or other taxes, and

            (b)   any accounts payable, trade payables and other accrued liabilities arising from the purchase of goods or materials or for services obtained in the ordinary course of business.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith judgment of the Board of Directors of the Company, qualified to perform the task such firm has been engaged and disinterested and independent with respect to the Company and its Affiliates.

        "Investments" means any capital contribution, advance or loans to (including any guarantees of loans to), or investments or purchases of Capital Stock in, any Person.

          (1)   For the purposes of the "Limitation on Restricted Payments" covenant, "Investments" (a) include and are valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and (b) exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, provided that, in no event may such amount exceed the net amount of any Investments constituting Restricted Payments made in such Subsidiary after the Issue Date, and

          (2)   Other than for purposes of determining the amount of Restricted Payments made since the Issue Date to determine compliance with the covenant under "Description of the Notes—Certain Covenants—Limitation on Restricted Payments," the amount of any Investment will be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the (i) amount returned in cash with respect to such Investment whether through interest payments, principal payments, dividends or other distributions and (ii) proceeds received by the Company or any of its Restricted Subsidiaries from the disposition, retirement or redemption of all or any portion of such Investment, provided that the aggregate of all such reductions may not exceed the amount of such initial Investment plus the cost of all additional Investments, provided further that no such payment of distributions or receipt of any such other amounts may reduce the amount of any Investment if such payment of distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary, after giving effect to any such sale or disposition, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

        "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

        "KEYSOP Plan" means the AGI Holding Corp. Key Employee Security Plan or any successor plan thereto for the benefit of key employees of the Company and its Subsidiaries.

        "Letters of Credit" means letters of credit issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of their respected businesses.

        "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Net Income" means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

        "Net Proceeds" means:

          (1)   in the case of any sale of Capital Stock by or equity contribution to any Person, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions and the like incurred in connection therewith;

          (2)   in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to such Person upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by such Person in connection therewith); and

          (3)   in the case of any issuance of any Indebtedness by the Company or any Restricted Subsidiary, the aggregate net cash proceeds received by such Person after the payment of expenses, commissions, underwriting discounts and the like incurred in connection therewith.

        "Parent" means AGI Holding Corp., a Delaware corporation which holds all the outstanding capital stock of the Company.

        "Paying Agent" means any office or agency where the Notes may be presented for payment.

        "Permitted Indebtedness" means:

           (1)  Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with the Senior Credit Facility in an aggregate principal amount not to exceed $160.0 million at any time outstanding immediately following the Issue Date less any mandatory prepayment actually made thereunder (to the extent, in the case of payments of revolving credit borrowings, that the corresponding commitments have been permanently reduced) or scheduled payments actually made thereunder;

           (2)  Indebtedness under the Affinity Group Notes and the Affinity Group Indenture;

           (3)  Indebtedness under the Notes, the Indenture and any Additional Notes issued from time to time in payment of accrued interest on the Notes.

           (4)  Indebtedness not covered by any other clause of this definition that is outstanding on the Issue Date reduced by the amount of any mandatory prepayments, permanent reductions or scheduled payments actually made thereunder

           (5)  Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company, provided that:

            (a)   if the Company is the obligor on such Indebtedness, then such Indebtedness must be expressly subordinate in right of payment to the prior payment in full in cash of all obligations with respect to the Notes; and

            (b)   if as of any date any Person other than the Company or a Restricted Subsidiary of the Company owns or holds any such Indebtedness or if as of any date any Person other than the Company holds a Lien in respect of such Indebtedness, such date will be deemed to be the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

           (6)  Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Purchase Money Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed the greater of (i) 5.0% of the Company's consolidated tangible assets and (ii) $7.5 million at any one time outstanding;

           (7)  Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of incurrence;

           (8)  the incurrence by the Company or any Restricted Subsidiary of Hedging Obligations that are incurred in the ordinary course of business of the Company or such Restricted Subsidiary and not for speculative purposes, provided that, in the case of any Hedging Obligation that relates to:

            (a)   interest rate risk, the notional principal amount of such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates; and

            (b)   currency risk, such Hedging Obligation does not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

           (9)  Refinancing Indebtedness;

         (10)  additional Indebtedness of the Company and its Restricted Subsidiaries not to exceed $10.0 million in aggregate principal amount at any one time outstanding; and

         (11)  Indebtedness with respect to Letters of Credit.

        "Permitted Investments" means Investments made on or after the Issue Date consisting of:

          (1)   Investments by the Company, or any Restricted Subsidiary thereof, in the Company or any Restricted Subsidiary;

          (2)   Investments by the Company, or any Restricted Subsidiary, in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

          (3)   Investments in cash and Cash Equivalents;

          (4)   reasonable and customary loans made to employees in connection with their relocation not to exceed $2.0 million in the aggregate at any one time outstanding;

          (5)   an Investment that is made by the Company or a Restricted Subsidiary in the form of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under "Description of the Notes—Certain Covenants—Limitation on Asset Sales;"

          (6)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

          (7)   Hedging Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' business and not for speculative purposes;

          (8)   the Investment by the Company and its Restricted Subsidiaries of the net proceeds of the Notes in an Unrestricted Subsidiary for the purpose of an investment in a preferred membership interest in Freedom Roads; and

          (9)   additional Investments not to exceed $10.0 million at any one time outstanding.

        "Permitted Liens" means:

           (1)  Liens on property or assets of, or any shares of Capital Stock of or secured Indebtedness of, any Person existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person is merged into the Company or any Restricted Subsidiary, provided that such Liens:

            (a)   are not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or merging into the Company or any Restricted Subsidiary, and

            (b)   do not extend to or cover any property, assets, Capital Stock or Indebtedness other than those of such Person at the time such Person becomes a Restricted Subsidiary or is merged into the Company or any Restricted Subsidiary;

           (2)  Liens securing Indebtedness arising under or in connection with the Senior Credit Facility;

           (3)  Liens existing on the Issue Date;

           (4)  Liens securing the Notes;

           (5)  Liens securing Refinancing Indebtedness, provided that any such Lien does not extend to or cover any property, asset, Capital Stock or Indebtedness other than the property, asset, Capital Stock or Indebtedness so refunded, refinanced or extended;

           (6)  Liens in favor of the Company or any Restricted Subsidiary;

           (7)  Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that:

            (a)   the principal amount of the Indebtedness secured by such Lien does not exceed 100% of the purchase price, or the cost of installation, construction or improvement, of the property or asset to which such Purchase Money Indebtedness relates,

            (b)   such Lien does not extend to or cover any Property or asset other than such item of property or asset and any improvements on such property or asset, and

            (c)   such Lien is created within 90 days of such acquisition or the completion of such installation, construction or improvement, as the case may be;

           (8)  statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as is required in conformity with GAAP have been made therefor;

           (9)  Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings;

         (10)  Liens securing Capitalized Lease Obligations permitted to be incurred under clause (5) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease;

         (11)  easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any Restricted Subsidiary;

         (12)  Liens to secure Indebtedness incurred under clause (10) of the definition of Permitted Indebtedness;

         (13)  any extensions, substitutions, replacements or renewals of the foregoing; and

         (14)  Liens securing reimbursement obligations under Letters of Credit.

        "Permitted Tax Distributions" means (a) for so long as the Company or any Restricted Subsidiary is an "S corporation" or a substantially similar pass-through entity for federal income tax purposes, distributions to the Parent (or any successor entity or other entity that owns, directly or indirectly, all of the outstanding common stock of the Company) in respect of any fiscal year equal to the amount based on reasonable estimates of the amount of federal, state and local income taxes that the Company would be required to pay with respect to the applicable fiscal year calculated as if, for the applicable fiscal year, the Company were treated as a "C corporation" domiciled in the State of California rather than as an "S corporation" and (b) for so long as the Company or any Restricted Subsidiary is not an "S corporation" or a substantially similar pass-through entity for federal income tax purposes, distributions to Parent of the amount of federal, state and local income taxes that would be owing by the Company and its Subsidiaries on a consolidated basis with respect to a fiscal year determined without regard to Parent's ownership of the Company.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

        "Phantom Stock Accruals" means the amounts shown as liabilities in the Company's general ledger accounts caption "Deferred Phantom Compensation" to the extent (i) such general ledger accounts are kept and adjusted in the ordinary course of business and in accordance with GAAP and the Company's past practices and (ii) such deferred compensation is payable under the Phantom Stock Agreements.

        "Phantom Stock Agreements" mean the employment and phantom stock agreements entered into, in writing, between the Company or any of its Subsidiaries and the officers of the Company or such Subsidiary, as the case may be.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

        "Public Equity Offering" means a public offering by the Company of shares of its Common Stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Common Stock the net proceeds of which are contributed to the Company.

        "Purchase Money Indebtedness" means Indebtedness of any Person incurred in the normal course of business of such Person for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement of, any property or asset.

        "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends ("Refinances") any Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date or other Indebtedness (other than Bank Indebtedness) permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that:

          (1)   the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all;

          (2)   the Refinancing Indebtedness is scheduled to mature either:

            (a)   no earlier than the Indebtedness being refunded, refinanced or extended, or

            (b)   after the maturity date of the Notes;

          (3)   the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes;

          (4)   such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of:

            (a)   the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended,

            (b)   the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended, and

            (c)   the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and

          (5)   such Refinancing Indebtedness is incurred only by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended.

        "Restricted Payment" means any of the following:

          (1)   the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (a) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (b) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Restricted Subsidiary and pro rata dividends or distributions payable to the other holders of Common Stock of such Restricted Subsidiary);

          (2)   the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Restricted Subsidiary, excluding Disqualified Capital Stock) or any options, warrants or other rights to purchase such Capital Stock;

          (3)   the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness that is subordinated in right of payment to the Notes (other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition);

          (4)   the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment;

          (5)   any designation of a Subsidiary as an Unrestricted Subsidiary (valued at the fair market value of the net assets of such Restricted Subsidiary on the date of designation); and

          (6)   the forgiveness of any Indebtedness of an Affiliate of the Company to the Company or any Restricted Subsidiary.

        "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action):

          (1)   the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;" and

          (2)   no Default or Event of Default has occurred and is continuing or results therefrom.

        "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property after the Issue Date has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Senior Credit Facility" means, collectively, the Amended and Restated Credit Agreement dated as of June 24, 2003, and the Senior Secured Floating Rate Note Purchase Agreement dated as of June 24, 2003, in each case among Affinity Group, Affinity Group's Subsidiaries, the lenders and note holders party thereto in their capacities as lenders or noteholders thereunder and Canadian Imperial Bank of Commerce, as administrative agent, together with the related documents thereto (including, without limitation, any notes guarantee agreements and mortgage and other security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including, without limitation, any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Subsidiary" of any specified Person means any corporation, partnership, limited liability company, joint venture, association, trust or other business entity, whether now existing or hereafter organized or acquired,

          (1)   in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or

          (2)   in the case of a partnership, limited liability company, joint venture, association, trust or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary of an Unrestricted Subsidiary; and

          (2)   any Subsidiary of the Company which is designated after the Issue Date as an Unrestricted Subsidiary by a board resolution of the Board of Directors of the Company;

  provided that a Subsidiary may be so designated as an Unrestricted Subsidiary only if:

            (a)   such designation is in compliance with "Description of the Notes—Certain Covenants—Limitation on Restricted Payments;"

            (b)   immediately after giving effect to such designation, the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;"

            (c)   no Default or Event of Default has occurred and is continuing or results therefrom; and

            (d)   neither the Company nor any Restricted Subsidiary will at any time:

                (i)  provide a guarantee of, or similar credit support to, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness),

               (ii)  be directly or indirectly liable for any Indebtedness of such Subsidiary or

              (iii)  be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of such Subsidiary (including any corresponding right to take enforcement action against such Subsidiary), except in the case of clause (i) or (ii) to the extent:

                (i)  that the Company or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than as Permitted Indebtedness) pursuant to "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;" and

               (ii)  the provision of such guarantee and the incurrence of such Indebtedness otherwise would be permitted under "Description of the Notes—Certain Covenants—Limitation on Restricted Payments."

        The Trustee will be provided with an officers' certificate stating that such designation is permitted and setting forth the basis upon which the calculations required by this definition were computed, together with a copy of the board resolution adopted by the Board of Directors of the Company making such designation.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the then outstanding aggregate principal amount of such Indebtedness into

          (2)   the sum of the total of the products obtained by multiplying:

            (a)   the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

            (b)   the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

BOOK ENTRY; DELIVERY AND FORMS

        Except as set forth below, the exchange notes will be issued in the form of one or more fully registered notes in global form without coupons (each a "Global Note"). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the Global Note.

Global Notes

        Pursuant to procedures established by DTC, interests in the Global Notes will be shown on, and the transfer of such interest will be effected only through, records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC ("participants") and the records of participants with respect to interests of persons other than participants. Such accounts initially were designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC or its nominee is the registered owner or holder of the exchange notes, DTC or such nominee will be considered the sole owner or holder of the exchange notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the exchange notes.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a Global Note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        We will make payments of the principal of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither we nor the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, on receipt of any payment of principal or interest in respect of a Global Note representing any exchange notes held by it or its nominee, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payment will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        Exchange notes that are issued as described below under "Book Entry; Delivery and Form—Certificated Notes" will be issued in registered definitive form without coupons (each a "Certificated Note"). Upon transfer of Certificated Notes, unless the Global Note has previously been exchanged for

Certificated Notes, such Certificated Notes may be exchanged for an interest in the Global Note representing the principal amount of notes being transferred.

        DTC has advised us that it will take any action permitted to be taken by a holder of old notes, including the presentation of notes for exchange as described below and the conversion of notes, only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the old notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the old notes, the Global Notes will be exchanged for legended notes in certificated form, and distributed to DTC's participants.

        DTC has advised us that it is:

  (1)
  a limited purpose trust company organized under the laws of the State of New York;

  (2)
  a member of the Federal Reserve System;

  (3)
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  (4)
  a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Certificated Notes

        You may not exchange your beneficial interest in a Global Note for a note in certificated form unless:

          (1)   DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and in either case, we thereupon fail to appoint a successor depositary within 90 days; or

          (2)   we, at our option, notify the trustee in writing that we are electing to issue the notes in certificated form; or

          (3)   an Event of Default shall have occurred and be continuing with respect to the notes.

        In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary in accordance with its customary procedures.

PLAN OF DISTRIBUTION

        Each participating broker-dealer that receives exchange notes for its own account as a result of this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale and that we will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of (i) days after the completion of this exchange offer and (ii) the date on which all participating broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of the exchange notes.

        We will not receive any proceeds from any sale of exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account as a result of this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through participating brokers or dealers who may receive compensation in the form of commissions or concessions from any of these participating broker-dealers or the purchasers of any such exchange notes. Any participating broker-dealer that resells exchange notes that it received for its own account as a result of this exchange offer and any participating broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any of these resales of exchange notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer other than commissions or concessions of any participating brokers or dealers. As more fully described in the registration rights agreement, we will indemnify specified holders of the notes (including any participating broker-dealers) against specified liabilities, including liabilities under the Securities Act.

        By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of the exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to delivery promptly to such broker-dealer), such broker-dealer will suspend the use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemented prospectus to such broker-dealer.

CERTAIN MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS

        The following is a summary of certain material United States federal income tax consequences of the acquisition, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Code, the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of those persons who are original beneficial owners of the notes, who purchase notes at their original issue price for cash and who hold such notes as capital assets within the meaning of Section 1221 of the Code ("Holders"). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities or investors in such entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the United States Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address United States federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

        This summary is for general information only and is not tax advice. Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income taxation and other tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

        For purposes of the following summary, a "U.S. Holder" is a holder that is (a) an individual who is a citizen or individual resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (c) an estate, the income of which is subject to United States federal income tax regardless of the source, or (d) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust. A "Non-U.S. Holder" is a Holder that is, for United States federal income tax purposes, a non-resident alien or a corporation, trust or estate that is not a U.S. Holder.

        If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, we recommend that you consult your tax advisor about the United States tax consequences of holding and disposing of the notes.

United States Federal Income Taxation of U.S. Holders

  Exchange of Notes

        The exchange of notes for registered notes in the exchange offer will not constitute a material modification of the terms of the notes and thus will not constitute a taxable event for U.S. Holders. Consequently, a U.S. Holder will not recognize gain upon receipt of registered notes in exchange for notes in the exchange offer, the U.S. Holder's basis in the registered note received in the exchange offer will be the same as its basis in the corresponding notes immediately before the exchange and the U.S. Holder's holding period in the registered notes will include its holding period in the original notes.

  Payment of Interest and Original Issue Discount

        The notes will be treated as issued with original issue discount ("OID") for U.S. federal income tax purposes in an amount equal to the excess of the "stated redemption price at maturity" of the notes over their "issue price." The "stated redemption price at maturity" of a debt instrument is the sum of all payments to be made under the debt instrument other than payments of "qualified stated interest." "Qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate throughout the term of the debt instrument. None of the interest on the notes will be qualified stated interest.

        U.S. Holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income (but will not be taxed again when such cash is received). The amount of OID includible in income for a taxable year by a U.S. Holder will generally equal the sum of the "daily portions" of the total OID on the note for each day during the taxable year on which such holder held the note. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period will generally be the product of the "adjusted issue price" of a note at the beginning of such accrual period and its "yield to maturity." The "adjusted issue price" of a note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the gross income of any U.S. Holder, less any payments made on such note on or before the first day of the accrual period. The "yield to maturity" of a note will be computed on the basis of a constant interest rate and compounded at the end of each accrual period. An accrual period may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period.

  Disposition of Notes

        Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (a) the sum of cash plus the fair market value of all other property received on such and (b) such Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such Holder, increased by the amount of OID previously included in income and decreased by the amount of any cash payment received with respect to the note.

        Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the note is more than one year. The maximum federal long-term capital gain rate is 15% for non-corporate U.S. Holders and 35% for corporate U.S. Holders. The deductibility of capital losses by U.S. Holders is subject to limitations.

  Treatment of Additional Notes

        Interest accruing on the notes on or prior to February 15, 2008 will be payable, at our option, in cash or in the form of additional notes. For U.S. federal income tax purposes, payment of interest in the form of additional notes is not considered a payment made on the original notes, and additional notes issued as payment of interest will be aggregated with the original note and treated as a single debt instrument for U.S. federal income tax purposes. The above discussion therefore assumes that the sale, exchange, retirement or other disposition of a note by a U.S. Holder is a disposition of such single debt instrument (i.e., a disposition of such holder's interest in the original note and any additional notes received with respect thereto). If, contrary to such assumption, the sale, exchange, retirement or other disposition of the original note or any additional notes received with respect thereto occurs in separate transactions, although not free from doubt, a U.S. Holder likely would be required to allocate the adjusted issue price of such holder's note (which, as described above, is treated as a single debt instrument for U.S. federal income tax purposes) between the original note and any additional notes received with respect thereto in proportion to their relative principal amounts. In such case, a U.S. Holder's holding period in any additional notes with respect to an original note would likely be identical to the holder's holding period for the original note with respect to which the additional notes were received. Prospective purchasers are advised to consult their own advisors as to the U.S. federal income consequences of disposing of the original note and any additional notes received with respect thereto in separate transactions.

United States Federal Income Taxation of Non-U.S. Holders

  Exchange of Notes

        The exchange of notes for registered notes in the exchange offer will not constitute a taxable event for a Non-U.S. Holder.

  Payment of Interest and Original Issue Discount

        Subject to the discussion of backup withholding below, payments of principal and interest (including OID) on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that such payments are not effectively connected with the conduct of a United States trade or business and:

          (1)   the Non-U.S Holder does not, directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all classes of our equity securities entitled to vote;

          (2)   the Non-U.S. Holder is not a controlled foreign corporation for United States federal income tax purposes that is related to us directly or indirectly through equity security ownership;

          (3)   the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

          (4)   either (a) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a "U.S. person" (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes us with a copy thereof (the "Portfolio Interest Exemption").

        If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest (including OID) made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

          (1)   IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under a tax treaty (a "Treaty Exemption"), or

          (2)   IRS Form W-8ECI (or successor form) stating that interest (including OID) paid on the note is not subject to withholding tax because it is United States trade or business income to the beneficial owner (in which case such interest will be subject to regular graduated United States tax rates as described below).

        The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form, or that claims a Treaty Exemption, to provide its United States taxpayer identification number.

        We suggest that you consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

        If interest on the note is effectively connected with a United States trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note which is effectively connected with a United States trade or business will be included in such foreign corporation's earnings and profits.

  Disposition of Notes

        No withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or other taxable disposition of a note.

        A Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other taxable disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain or income is effectively connected with a United States trade or business. U.S. Holders should consult with their advisors as to the effect on them of such legislation.

        If a Non-U.S. Holder is subject to the 183-day rule described above, such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources. If a Non-U.S. Holder's gain is effectively connected with a United States trade or business, such holder generally will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as if it were a U.S. person. If such a Non-U.S. Holder is a corporation, such holder may also, under certain circumstances, be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate).

Information Reporting and Backup Withholding

  U.S. Holders

        For each calendar year in which the notes are outstanding, we are required to provide the IRS with certain information, including the beneficial owner's name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain payments to U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

        In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, we, our agents or paying agents or a broker may be required to "backup" withhold a tax currently at a rate of 28% of each payment of interest (including OID) and principal (and premium or liquidated damages, if any) on the notes. This backup withholding is not an additional tax and may be refunded or credited against the U.S. Holder's United States federal income tax liability, provided that the required information is timely furnished to the IRS.

  Non-U.S. Holders

        Under current Treasury Regulations, United States backup withholding tax will not apply to payments on a note or proceeds from the (including a redemption) sale of a note payable to a Non-U.S. Holder if the statement described in "United States Federal Income Taxation of Non-U.S. Holders—Payment of Interest and Original Issue Discount" is duly provided by such Holder or the Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the Holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to interest payments (including OID) even if an exemption from backup withholding is established.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the requisite procedures are followed.

LEGAL MATTERS

        The validity of the notes will be passed on for us by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements of Affinity Group, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

        AGI is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and therefore files annual, quarterly and special reports and other information with the Commission. You may read and copy any reports, statements or other information so filed at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, New York, New York or Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. AGI's Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at www.sec.gov.

        All other financial statement schedules not listed have been omitted since the required information is included in the consolidated financial statements, the notes thereto or because such information is not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Affinity Group, Inc.

        We have audited the accompanying consolidated balance sheets of Affinity Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholder's (deficit) equity and cash flows for each of the years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Affinity Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Woodland Hills, California
February 11, 2005

AFFINITY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2004	2003 (restated — see Note 1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,564	$6,115
Accounts receivable, less allowance for doubtful accounts of $810 in 2004 and $1,039 in 2003	24,228	25,394
Inventories	42,463	36,839
Prepaid expenses and other assets	11,383	10,588
Deferred tax assets, net	6,615	4,661

Total current assets	109,253	83,597
PROPERTY AND EQUIPMENT, net	27,642	27,214
NOTES FROM AFFILIATES	4,752	9,103
INTANGIBLE ASSETS, net	27,716	25,197
GOODWILL	148,773	150,070
DEFERRED TAX ASSETS, net	323	5,306
OTHER ASSETS	1,763	2,375

Total assets	$320,222	$302,862

LIABILITIES AND STOCKHOLDER'S (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$16,511	$12,711
Accrued interest	6,857	4,099
Accrued income taxes	3,131	2,883
Accrued liabilities	34,230	30,887
Deferred revenues and gains	57,661	57,309
Current portion of long-term debt	1,676	1,478

Total current liabilities	120,066	109,367
DEFERRED REVENUES AND GAINS	41,469	41,101
LONG-TERM DEBT, net of current portion	312,660	238,649
OTHER LONG-TERM LIABILITIES	4,135	2,650

	478,330	391,767

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S (DEFICIT) EQUITY:
Preferred stock, $.001 par value, 1,000 shares authorized, none issued or outstanding	—	—
Common stock, $.001 par value, 2,000 shares authorized, 2,000 shares issued and outstanding	1	1
Accumulated deficit	(158,109)	(88,906)

Total stockholder's (deficit) equity	(158,108)	(88,905)

Total liabilities and stockholder's (deficit) equity	$320,222	$302,862

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS)

	2004	2003	2002
		(restated—see Note 1)
REVENUES:
Membership services	$131,608	$128,664	$124,546
Publications	77,977	71,436	66,654
Retail	255,094	225,306	239,922

	464,679	425,406	431,122
COSTS APPLICABLE TO REVENUES:
Membership services	84,231	79,500	74,097
Publications	53,042	48,392	45,351
Retail	151,196	136,137	158,265

	288,469	264,029	277,713
GROSS PROFIT	176,210	161,377	153,409
OPERATING EXPENSES:
Selling, general and administrative	116,137	104,066	101,608
Restructuring charge	—	1,210	2,269
Depreciation and amortization	13,893	10,298	9,893

	130,030	115,574	113,770

INCOME FROM OPERATIONS	46,180	45,803	39,639
NON-OPERATING ITEMS:
Interest income	755	809	2,553
Interest expense	(23,994)	(18,932)	(19,415)
Debt extinguishment expense	(5,035)	(3,218)	—
Other non-operating income (expense), net	420	201	(44)

	(27,854)	(21,140)	(16,906)

INCOME FROM OPERATIONS BEFORE INCOME TAXES, AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	18,326	24,663	22,733
INCOME TAX EXPENSE	(8,075)	(9,275)	(9,032)

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	10,251	15,388	13,701
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	—	—	(1,742)

NET INCOME	$10,251	$15,388	$11,959

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount			Total
BALANCES AT JANUARY 1, 2002 (restated—see Note 1)	2,000	$1	$12,021	$(88,371)	$(76,349)
Dividends	—	—	(10,000)	(13,158)	(23,158)
Net income	—	—	—	11,959	11,959

BALANCES AT DECEMBER 31, 2002 (restated—see Note 1)	2,000	1	2,021	(89,570)	(87,548)
Dividends	—	—	(2,021)	(14,724)	(16,745)
Net income	—	—	—	15,388	15,388

BALANCES AT DECEMBER 31, 2003 (restated—see Note 1)	2,000	1	—	(88,906)	(88,905)
Dividends	—	—	—	(79,454)	(79,454)
Net income	—	—	—	10,251	10,251

BALANCES AT DECEMBER 31, 2004	2,000	$1	$—	$(158,109)	$(158,108)

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
(IN THOUSANDS)

	2004	2003	2002
		(restated—see Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,251	$15,388	$11,959
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	—	—	1,742
Deferred tax provision (benefit)	2,274	(122)	865
Depreciation	8,433	6,380	6,030
Amortization	5,460	3,918	3,863
Provision for losses on accounts receivable	585	1,611	1,319
Deferred compensation	2,950	700	5,700
(Gain) loss on sale of property and equipment	(435)	(210)	40
Loss on early extinguishment of debt	5,035	3,218	—
Changes in operating assets and liabilities (net of purchased businesses):
Accounts receivable	547	(1,765)	(5,765)
Inventories	(5,624)	(5,033)	259
Prepaid expenses and other assets	(427)	(1,060)	389
Accounts payable	3,800	1,663	(6,506)
Accrued and other liabilities	4,774	(5,242)	(733)
Deferred revenues and gains	743	2,404	(1,817)

Net cash provided by operating activities	38,366	21,850	17,345

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,869)	(10,810)	(10,710)
Net proceeds from sale of property and equipment	420	294	25
Change in intangible assets	(22)	(66)	(81)
Loans receivable	(8)	(192)	(1,941)
Sale of publication assets	3,939	—	—
Acquisitions, net of cash received	(2,599)	(3,733)	(683)

Net cash used in investing activities	(7,139)	(14,507)	(13,390)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(75,096)	(13,700)	—
Borrowings on long-term debt	200,000	181,976	130,654
Payment of debt issue costs	(7,777)	(4,107)	(90)
Principal payments of long-term debt	(129,905)	(167,127)	(135,969)

Net cash used in financing activities	(12,778)	(2,958)	(5,405)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,449	4,385	(1,450)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,115	1,730	3,180

CASH AND CASH EQUIVALENTS AT END OF YEAR	$24,564	$6,115	$1,730

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Affinity Group, Inc. ("AGI") and its subsidiaries (collectively the "Company"). Prior to April 27, 2004, AGI was a wholly-owned subsidiary of Affinity Group Holding, Inc. ("AGHI") and AGHI was a wholly-owned subsidiary of AGI Holding Corp. ("AGHC"), a privately-owned corporation. On April 27, 2004, AGHI was merged into AGI, with AGI being the surviving entity after the merger. The merger was accounted for as a combination of entities under common control using historical costs. All periods have been restated to reflect the combined financial position and results of operations of AGI and AGHI, prior to the April 27, 2004 merger. All significant intercompany transactions and balances have been eliminated.

        Description of the Business—The Company is a membership-based direct marketing company which sells club memberships, products, services, and publications to selected affinity groups primarily in North America. The Company markets club memberships, merchandise and services to RV owners, and camping and golf enthusiasts. In addition, the Company operates 39 retail outlets and a mail order business selling RV accessories, supplies and services. The stores are located throughout the United States. The Company also publishes magazines, directories and books.

        Use of Estimates—The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash and Cash Equivalents—The Company considers all short-term, highly liquid investments purchased with a maturity date of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

        Concentration of Credit Risk—The Company is potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers and their geographical dispersion.

        Inventories—Inventories are stated at lower of cost or market. Effective July 1, 2002, the Company changed its inventory costing method from Last-in, First-out ("LIFO") to First-in, First-out ("FIFO"). The Company made this change to eliminate the administrative costs of identifying goods and maintaining separate accounting records combined with the two methods being materially the same for several years. This accounting change was not material to the December 31, 2002 financial statements. The FIFO values approximate the current market cost. Inventories consist of retail travel and leisure specialty merchandise.

        Property and Equipment—Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the following estimated useful lives of the assets:

Years
Leasehold improvements	3-27
Furniture and equipment	3-12
Software	3-5

        Leasehold improvements are amortized over their useful lives or the remaining term of the respective lease, whichever is shorter.

        Goodwill and Other Intangible Assets—Effective January 1, 2002, goodwill is no longer amortized but is instead reviewed at least annually for impairment, and more often when impairment indicators are present. The finite-lived intangible assets consisting of membership customer lists, resort and golf course agreements, non-compete and deferred consulting agreements, and deferred financing costs have weighted average useful lives of approximately 6 years, 23 years, 15 years and 7 years, respectively.

        Long-term Debt—The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same or similar remaining maturities. The fair value of the Company's long-term debt was $330.3 million as of December 31, 2004.

        Revenue Recognition—Merchandise revenue is recognized when products are sold in the retail stores, shipped for mail and Internet orders, or when services are provided to customers. Emergency Road Service ("ERS") revenues are deferred and recognized over the life of the membership. ERS claim expenses are recognized when incurred. Royalty revenue is earned under the terms of an arrangement with a third party credit card provider based on a percentage of the Company's outstanding credit card balances with such third party credit card provider. Membership revenue is generated from annual, multi-year and lifetime memberships. The revenue and expenses associated with these memberships are deferred and amortized over the membership period. For lifetime memberships, an 18-year period is used, which is the actuarially determined estimated fulfillment period. Promotional expenses, consisting primarily of direct mail advertising, are deferred and expensed over the period of expected future benefit, typically three months based on historical actual response rates. Renewal expenses are expensed at the time related materials are mailed. Recognized revenues and profit are subject to revisions as the membership progresses to completion. Revisions to membership period estimates would change the amount of income and expense amortized in future accounting periods. At December 31, 2004 and 2003, $5.3 million and $4.6 million of advertising expenses have been capitalized as direct-response advertising, of which $2.8 million and $2.1 million, respectively, were reported as assets and $2.5 million in each year were reported net of related deferred revenue. Advertising expenses for 2004, 2003, and 2002 were $28.1 million, $27.3 million, and $30.8 million, respectively.

        Publications Revenue and Expense—Newsstand sales of publications and related expenses are recorded at the time of delivery, net of estimated provision for returns. Subscription sales of publications are reflected in income over the lives of the subscriptions. The related selling expenses are expensed as incurred. Advertising revenues and related expenses are recorded at the time of delivery. Subscription and newsstand revenues and expenses related to annual publications are deferred until the publications are distributed.

        Vendor Allowances—The Company receives rebates from vendors pursuant to several different types of programs. Vendor consideration is accounted for in accordance with Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" (EITF 02-16) and as such is characterized as a reduction of the inventory cost and related cost of sales when the inventory is sold.

        Shipping and Handling Fees and Costs—The Company reports shipping and handling costs billed to customers as a component of revenues, and related costs are reported as a component of cost applicable to revenues.

        Major Customers—Included in the Membership Services Segment is revenue in the amount of $20.2 million, $20.3 million, and $17.8 million, for the years 2004, 2003 and 2002, respectively, which was received under contracts from one customer of the Company.

        Restructuring Charge—The Company incurred restructuring charges of $1.2 million in 2003 and $2.3 million in 2002. These charges were primarily attributable to a management restructuring in the retail segment.

        The following is a summary of the restructuring accrual activity for the years ended December 31, 2004 and 2003 (in thousands)

	Years ended December 31,
	2004	2003
Opening balance	$83	$560
Additions	—	1,210
Charges against reserves	—	(1,687)

Ending balance	$83	$83

        A summary of the severance activity for the years ended December 31, 2004 and 2003 follows (dollar amounts in thousands):

	Years ended December 31,
	2004		2003
	# of Employees	Amount	# of Employees	Amount
Opening balance	1	$83	10	$560
Planned terminations	—	—	19	1,210
Actual terminations	—	—	(28)	(1,687)

Ending balance	1	$83	1	$83

  Recent Accounting Pronouncements:

        Consolidation of Variable Interest Entities—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This 46 new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

        In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R as related to the Company are as follows:

          (i)    Special purpose entities ("SPEs") and Non-SPEs created prior to January 1, 2004. The Company must apply the provisions of FIN 46-R at the beginning of the first interim or annual reporting period beginning after December 15, 2004.

          (ii)   All entities, regardless of whether a SPE, that were created subsequent to December 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after

  December 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs and all other variable interests did not have a material impact on the Company's financial statements.

2.     PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following at December 31 (in thousands):

	2004	2003
Land	$477	$477
Building and improvements	6,906	6,153
Furniture and equipment	39,930	38,109
Software	15,128	15,641
Systems development and construction in progress	2,068	6,285

	64,509	66,665
Less: accumulated depreciation	(36,867)	(39,451)

	$27,642	$27,214

3.     GOODWILL AND OTHER INTANGIBLE ASSETS

        A summary of changes in the carrying amount of goodwill by business segment consisted of the following at December 31 (in thousands):

	Membership Services	Publications	Retail	Consolidated
Balance as of January 1, 2003	$54,288	$48,181	$48,741	$151,210
Dispositions	—	—	(1,140)	(1,140)

Balance as of December 31, 2003	54,288	48,181	47,601	150,070
Acquisitions	—	2,256	—	2,256
Dispositions	—	(3,553)	—	(3,553)

Balance as of December 31, 2004	$54,288	$46,884	$47,601	$148,773

        Finite lived intangible assets and related accumulated amortization consisted of the following at December 31 (in thousands):

	2004
	Gross	Accumulated Amortization	Net
Membership and customer lists	$12,133	$(4,404)	$7,729
Resort and golf course participation agreements	13,548	(10,710)	2,838
Non-compete and deferred consulting agreements	17,955	(10,391)	7,564
Deferred financing costs	11,587	(2,002)	9,585

	$55,223	$(27,507)	$27,716

	2003
	Gross	Accumulated Amortization	Net
Membership and customer lists	$10,393	$(2,628)	$7,765
Resort and golf course participation agreements	13,555	(9,772)	3,783
Non-compete and deferred consulting agreements	17,980	(9,294)	8,686
Deferred financing costs	8,005	(3,042)	4,963

	$49,933	$(24,736)	$25,197

        The aggregate future five-year amortization of finite lived intangibles at December 31, 2004 is as follows (in thousands):

2005	$5,676
2006	5,662
2007	5,524
2008	4,321
2009	2,226
Thereafter	4,307

Total	$27,716

        Under SFAS No. 142, Goodwill and Other Intangible Assets, ("SFAS No. 142") goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are generally consistent with the operating segments underlying the reporting segments identified in Note 12- Segment Information. This methodology differs from the Company's previous policy, as permitted under accounting standards existing at that time, of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill is recoverable.

        In accordance with the transition provisions of SFAS No. 142, the Company recorded a non-cash charge of approximately $1.7 million to reduce the carrying value of its goodwill in 2002. The SFAS No. 142 goodwill impairment is associated solely with goodwill of the Golf Card Club, which is included in the Membership Services segment. Such charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations in 2002. In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments was estimated using either a discounted cash flow methodology or recent comparable transactions. The Company performed its annual impairment test of its goodwill and intangible assets during the fourth quarter of 2004. Based on this test, the Company determined that no impairment charges were required as of December 31, 2004.

        In October 2003, the Company distributed Camping World RV Sales, Inc. to AGHC. The $1.2 million distribution was recorded at its net book value which approximates fair market value. This distribution resulted in a $1.1 million reduction of goodwill.

        In August 2004, the Company's subsidiary Ehlert Publishing Group, Inc. sold certain publication assets for $4.2 million in cash. The Company paid $0.2 million in transaction fees related to the sales and recorded a $3.6 million reduction in goodwill. As a result of the sale, the Company recorded a net gain of $0.4 million. Approximately $3.6 million of goodwill was allocated to this reporting unit and was therefore a part of the carrying amount of the net assets disposed of in determining the gain.

        In December 2004, Ehlert Publishing Group, Inc. acquired the stock of ARU, Inc., a producer of consumer outdoor recreation shows. As part of the purchase, the Company issued $0.7 million of purchase debt and assumed $0.4 million of liabilities. Goodwill in the amount of $2.3 million was recorded upon the acquisition.

4.     ACCRUED LIABILITIES

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2004	2003
Compensation and benefits	$12,018	$10,833
Other accruals	22,212	20,054

	$34,230	$30,887

5.     LONG-TERM DEBT

        The following reflects outstanding long-term debt as of December 31 (in thousands):

	2004	2003
AGHI Notes	$—	$100,000
AGI Senior Notes	200,000	—
AGI Credit Facility:
Term B1	32,157	39,700
Term B2	80,393	99,250
Other long-term obligations	1,786	1,177

	314,336	240,127
Less: current portion	(1,676)	(1,478)

	$312,660	$238,649

        On June 24, 2003, the Company entered into an Amended and Restated Credit Agreement and a Senior Secured Floating Rate Note Purchase Agreement ("AGI Credit Facility") providing for term loans ("Term B1 and Term B2 loans") in the aggregate of $140.0 million and a revolving credit facility of $35.0 million. Proceeds from the AGI Credit Facility were used to refinance the existing senior secured indebtedness, pay dividends of $13.7 million to AGI's parent, AGI Holding Corp., and redeem $30.0 million of AGHI Notes at 103.667% of par as of July 24, 2003. The funds available under the revolving credit line of the AGI Credit Facility may be utilized for borrowings or letters of credit; however, a maximum of $12.5 million may be allocated to such letters of credit. Re-borrowings under the Term Loans are not permitted. The interest on borrowings under the AGI Credit Facility is at variable rates based on the ratio of total cash flow to outstanding indebtedness (as defined). Interest rates float with prime and the London Interbank Offered Rates ("LIBOR"), plus an applicable margin ranging from 1.50% to 3.50% over the stated rates. AGI also pays a commitment fee of 0.5% per annum on the unused amount of the revolving credit line. Further, the AGI Credit Facility requires the loans to be prepaid in an amount equal to 75% of the excess cash flow, as defined. The balance of the excess cash flow would be available for distribution. As of December 31, 2004, the Company had no excess cash flow, as defined. The AGI Credit Facility is secured by substantially all the assets and a pledge of the stock of AGI. As of the refinancing date, the Company incurred a $1.7 million debt extinguishment charge representing the write-off of unamortized deferred financing cost associated with the prior financing facility.

        The Company also announced on June 24, 2003 that notice was given on the same date, to note holders of record, to redeem $30.0 million of the AGHI Notes. The redemption date was July 24, 2003. The notes were redeemed at 103.667% of par plus accrued interest to the date of redemption. The redemption was funded by borrowings under the AGI Credit Facility. The bond redemption premium and the pro rata amount of unamortized deferred financing costs in the amount of $1.1 million and $0.4 million, respectively, were recognized as of the redemption date.

        On February 18, 2004, the Company issued $200.0 million of 9% Senior Subordinated Notes ("AGI Senior Notes") due 2012. Interest is payable on the AGI Senior Notes twice a year on each February 15 and August 15, beginning August 15, 2004, and the AGI Senior Notes mature on February 15, 2012. The proceeds of the issuance were used to fund the tender offer and defeasance of the remaining $100.0 million outstanding principal amount of the AGHI Notes. The Company used the remaining proceeds from the issuance of the AGI Senior Notes to prepay $25.0 million of the AGI Credit Facility, pay a $60.0 million dividend distribution, create a $15.0 million segregated cash account, pay certain prepayment and transaction costs and for general corporate purposes. The bond redemption premium, consent fee and the unamortized deferred financing costs in the amount of $1.7 million, $1.7 million, and $1.1 million, respectively, were recognized as of the redemption date. The Company also incurred a $0.5 million debt extinguishment charge representing the pro rata unamortized deferred financing costs associated with the prepayment of the AGI Credit Facility.

        In November 2004, the Company amended the AGI Credit Facility dated June 24, 2003 to reduce the interest rates on the term loans in both agreements by 1.00%. The amendments reduced the applicable interest margin from 4.00% to 3.00% and 3.00% to 2.00% for the LIBOR and Prime Rate loans, respectively.

        As of December 31, 2004, $32.2 million and $80.4 million were outstanding under the Term B1 and Term B2 loans, respectively. As of December 31, 2004, the average interest rate on the Term B1 and Term B2 loans was 5.49%, and permitted borrowings under the undrawn revolving line were $28.2 million. The Company had commercial and standby letters of credit in the aggregate amount of $6.8 million outstanding as of December 31, 2004. The aggregate quarterly scheduled payments on the term loans are $0.35 million. The revolving credit facility matures on June 24, 2008, and the Term B1 and Term B2 loans mature on June 24, 2009.

        The indenture pursuant to which the AGI Senior Notes were issued contains certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets and investments, and the payment of dividends subject to certain limitations and minimum operating covenants. The Company was in compliance with all debt covenants at December 31, 2004.

        The aggregate future maturities of long-term debt at December 31, 2004 are as follows (in thousands):

2005	$1,676
2006	1,713
2007	1,750
2008	1,790
2009	107,181
Thereafter	200,226

Total	$314,336

6.     INCOME TAXES

        The components of the Company's income tax expense from operations for the year ended December 31, consisted of (in thousands):

	2004	2003	2002
Current:
Federal	$5,090	$8,249	$7,174
State	711	1,148	993
Deferred	2,274	(122)	865

Income tax expense	$8,075	$9,275	$9,032

        A reconciliation of income tax expense from operations to the federal statutory rate for the year ended December 31 is as follows (in thousands):

	2004	2003	2002
Income taxes computed at federal statutory rate	$6,413	$8,633	$7,957
State income taxes—net of federal benefit	550	740	682
Permanent difference:
Disposition of book goodwill	1,334	—	—
Other	(222)	(98)	393

Income tax expense	$8,075	$9,275	$9,032

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss and tax credit carryforwards. Significant items comprising the net deferred tax asset at December 31 are (in thousands):

	2004	2003
Deferred tax liabilities:
Management incentive	$(3,254)	$(3,159)
Accelerated depreciation	(2,194)	(843)
Prepaid expenses	(3,046)	(2,822)
Intangible assets	(1,901)	(1,860)
Basis difference on building and land	(13,286)	(12,501)
Other	(285)	(265)

	(23,966)	(21,450)
Deferred tax assets:
Intangible assets	434	863
Deferred revenues	7,765	11,287
Accrual for employee benefits and severance	2,895	2,135
Accrual for deferred phantom stock compensation	1,995	2,040
Charitable contribution carryforward	1,512	1,623
Claims reserves	3,447	2,184
Reserve for resort cards/points	1,382	1,661
Deferred compensation	9,251	7,804
Bad debt reserve	832	432
Other reserves	2,427	2,441

	31,940	32,470
Valuation allowance	(1,036)	(1,053)

Net deferred tax assets	$6,938	$9,967

        The Company and its subsidiaries are parties to a tax-sharing agreement with the Company's parent; however, taxes are determined on a separate company basis. As part of the tax-sharing agreement, AGHC is compensated for its usable share of separate company federal tax losses. As such, accrued income taxes on the balance sheet are due AGHC. At December 31, 2004, the Company had general charitable contribution carryovers of approximately $4.0 million. The valuation allowance is primarily related to the charitable contribution carryforward. The amount of the valuation allowance is reviewed periodically as to adequacy to reduce deferred tax assets to their expected realizable values.

7.     COMMITMENTS, CONTINGENCIES

        Leases    The Company holds certain property and equipment under rental agreements and operating leases which have varying expiration dates. Future minimum annual fixed rentals under operating leases having an original term of more than one year as of December 31, 2004 are as follows (in thousands):

2005	$12,610
2006	11,429
2007	10,493
2008	8,766
2009	8,062
Thereafter	88,655

Total	$140,015

        During 2004, 2003 and 2002, respectively, approximately $12.5 million, $11.8 million, and $11.5 million of rent expense was charged to costs and expenses.

        On December 5, 2001, the Company sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp., a wholly-owned subsidiary of the Company's parent, AGI Holding Corp., for $52.3 million in cash and a note receivable. The properties have been leased back to the Company on a triple net basis. Both the sales price and lease rates were based on market rates determined by third party independent appraisers engaged by the mortgage lender and approved by the AGI Senior Credit Facility agent bank. These leases have an initial term of 25 to 27 years with two five-year options at the then current market rent. The leases are classified as operating leases in accordance with SFAS No. 13 "Accounting for Leases." Land and buildings with a net book value totaling $45.8 million have been removed from the balance sheet. The transaction resulted in a net gain of $6.1 million consisting of a $12.1 million gain on certain properties and a $6.0 million loss on other properties. In accordance with accounting principles generally accepted in the United States, the $6.0 million loss has been recognized upon the date of sale in the statement of operations and the $12.1 million gain has been deferred and will be credited to income as rent expense adjustments over the lease terms. The average net annual lease payments over the lives of the leases are $3.4 million.

        Litigation    From time to time, The Company is involved in litigation arising in the normal course of business operations.

        In September 2004, the Company's subsidiary, CWI, Inc., was sued in California state court by Privacy Rights Clearinghouse and Benjamin Greene in a suit alleging that CWI, Inc. was recording personal identification information from retail customers in violation of certain California statutes. The plaintiff seeks injunctive relief preventing CWI, Inc. from engaging in any act or practice constituting unfair competition under the statutes and for statutory penalties and damages. CWI, Inc. has responded to the suit and denies that its practices violate the statutes. The Company has not recorded a provision for loss as of the date of the accompanying financial statements. In the opinion of management, the likelihood of a material unfavorable outcome is not probable as of the date of the accompanying consolidated financial statements.

        The Company does not believe that the ultimate determination of this case will have a material adverse effect on the results of operations or financial position.

        Employment Agreements—The Company has employment agreements with certain officers. The agreements include, among other things, approximately one year's severance pay beyond the termination date.

8.     RELATED-PARTY TRANSACTIONS

        In conjunction with the sale of real estate properties to an affiliate on December 5, 2001, the Company accepted $4.8 million of the purchase price in the form of ten-year balloon note receivable yielding 11% per annum, with monthly payments of approximately $46,000.

        Certain directors of the Company are partners in partnerships and shareholders of corporations that lease facilities to the Company under long-term leases. For the years ended December 31, 2004, 2003 and 2002, payments under these leases were approximately $7.1 million, $7.0 million, and $7.0 million, respectively. Future commitments under these leases total approximately $103.0 million. The leases expire at various dates from December 2005 through July 2029, subject to the Company's right to exercise renewal options.

        The Company has entered into various agreements with FreedomRoads, LLC, which is owned by entities controlled by the Company's Chairman. These agreements include facility leases and product marketing and sales agreements. At December 31, 2004, the Company leased six properties from FreedomRoads. Total payments under these leases for 2004 were approximately $0.2 million, and future commitments under these leases total approximately $4.1 million. The leases expire at various dates from August 2013 through January 2015. For 2004, lease payments received from FreedomRoads for subleased property from the Company were approximately $0.6 million, and future payments to be received under these subleases total approximately $4.3 million. Payments under the product marketing and sales agreements were approximately $3.7 million and $0.1 million for 2004 and 2003 respectively.

        In March 2002, the Company received a royalty payment of $1.5 million from Holiday RV Superstores, Inc., doing business as Recreation USA, ("Recreation USA"). This non-refundable payment granted Recreation USA a limited non-exclusive license to use the Good Sam trademarks. When the Company entered into the agreement with Recreation USA, the Chairman beneficially owned through entities controlled by him approximately 57% of the then outstanding common stock of Recreation USA after taking into account conversion and exercise of his beneficially owned securities in Recreation USA. The Company was recording the royalty payment into income in a level amount ratably over the three-year term of the license. The agreement with Recreation USA terminated in October 2003 and, as a result, the unamortized balance of the royalty agreement was recognized as revenue in the fourth quarter of 2003.

        On May 15, 2002, Stephen Adams, the Company's Chairman, sold his 96.1% shareholder interest in the parent company of National Alliance Insurance Company ("NAIC") to an unrelated third-party insurance company. NAIC is a regulated property and casualty insurance company domiciled in the state of Missouri with active licenses in 39 other states. Its principal book of business is derived by marketing insurance to the President's Club members. Under the terms of an exclusive marketing agreement entered into December 31, 1998, the Company earns a marketing fee based upon annual premiums received by NAIC from the sale of its insurance products to President's Club members. As part of the sale, the expiration date of the agreement was modified to conclude on May 15, 2012. The Company earned $1.3 million in marketing fees from January 1, 2002 through the May 15, 2002 sale date.

9.     STATEMENTS OF CASH FLOWS

        Supplemental disclosures of cash flow information for December 31 (in thousands):

	2004	2003	2002
Cash paid during the year for:
Interest	$21,236	$18,733	$20,080
Income taxes	5,552	9,569	8,273

        The Company entered into the following non-cash investing and financing transactions:

  2004:

        In February 2004, the Company declared and distributed a $4.4 million non-cash dividend consisting of the Adams Insurance Holding LLC notes receivable.

        The Company assumed $0.4 million in liabilities and issued $0.7 million of purchase debt in the acquisition of ARU, Inc.

  2003:

        The Company declared and made the following non-cash dividend distributions; 1) split-dollar life insurance policies valued at $1.8 million, which approximated the cash surrender value of the policies, and 2) stock of Camping World RV Sales, Inc., totaling $1.2 million representing its then net book value which approximated fair market value.

        The Company assumed $1.6 million of liabilities and issued $1.2 million of purchase debt in the acquisition of the publishing assets of Poole Publications, Inc.

  2002:

        The Company assumed $0.2 million of liabilities in the acquisition of publication titles.

10.   BENEFIT PLAN

        The Company sponsors a deferred savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(a) and 401(k) of the Internal Revenue Codes of 1986, as amended (the "Code"). All employees over age 21 are eligible to join the 401(k) Plan on the first day of each month following their date of employment. Eligible employees may contribute up to 15% of their salary subject to an annual maximum established under the Code. In 2004, the Company elected a Safe Harbor Matching Contribution for the employer match and set the employer match, which vests upon contribution, at an amount equal to 100% of the first 4% of the employee's contribution. Effective June 1, 2003, employees may defer up to 60% of their eligible compensation up to IRS limits. The Company's contributions to the plan totaled approximately $1.5 million, $1.3 million and $1.4 million for 2004, 2003, and 2002, respectively.

11.   DEFERRED PHANTOM STOCK COMPENSATION

        The Company has deferred compensation agreements with certain officers. The agreements provide for payment to the officers upon their termination, death, disability, or sale of the Company. Deferred compensation is included in other long-term liabilities except for amounts expected to be paid in 2005, which have been classified in current liabilities. This deferred compensation is subject to vesting under the terms of the individual agreements. Vesting periods range from 20% per year over a five-year period to immediate vesting upon entering an agreement. The Company incurred deferred compensation expense of $3.0 million, $0.7 million, and $5.7 million, respectively, for 2004, 2003 and 2002.

12.   SEGMENT INFORMATION

        The Company's three principal lines of business are Membership Services, Publications, and Retail. The Membership Services segment operates the Good Sam Club, the Coast to Coast Club, and the President's Club for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Publications segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories and RV and powersports industry trade magazines. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs. The Company evaluates performance based on profit or loss from operations before income taxes.

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, management expertise and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of acquisition was retained.

        The Company does not allocate income taxes or unusual items to segments. Financial information by reportable business segment is summarized as follows (in thousands):

	Membership Services	Publications	Retail	Consolidated
YEAR ENDED DECEMBER 31, 2004
Revenues from external customers	$131,608	$77,977	$255,094	$464,679
Gain on sale of property and equipment	—	13	22	35
Interest income	2,831	—	4	2,835
Interest expense	—	674	10,221	10,895
Depreciation and amortization	3,643	1,811	6,243	11,697
Segment profit	39,822	19,881	269	59,972
Segment assets	170,270	75,731	124,325	370,326
Expenditures for segment assets	1,455	1,228	6,091	8,774
YEAR ENDED DECEMBER 31, 2003
Revenues from external customers	$128,664	$71,436	$225,306	$425,406
Gain on sale of property and equipment	—	—	185	185
Interest income	2,640	—	3	2,643
Interest expense	—	1,138	9,642	10,780
Depreciation and amortization	3,365	725	4,404	8,494
Segment profit (loss)	41,407	18,968	(1,158)	59,217
Segment assets	145,233	77,101	118,450	340,784
Expenditures for segment assets	2,003	979	7,567	10,549
YEAR ENDED DECEMBER 31, 2002
Revenues from external customers	$124,546	$66,654	$239,922	$431,122
Loss on sale of property and equipment	—	—	(40)	(40)
Interest income	2,631	—	3	2,634
Interest expense	—	1,641	8,438	10,079
Depreciation and amortization	2,635	261	4,590	7,486
Segment profit (loss)	42,274	17,079	(571)	58,782
Segment assets	132,897	71,434	110,459	314,790
Expenditures for segment assets	2,184	1,235	6,251	9,670

        The following is a summary of the reconciliations of reportable segments to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Gain/(Loss) on Sale of Property and Equipment
Total gain/(loss) on sale for reportable segments	$35	$185	$(40)
Other non-allocated gain	397	25	—

Total gain/(loss) on sale of property and equipment	$432	$210	$(40)

Interest Income
Total interest income for reportable segments	$2,835	$2,643	$2,634
Elimination of intersegment interest income	(2,829)	(2,638)	(2,627)
Other non-allocated interest income	749	804	2,546

Total interest income	$755	$809	$2,553

Interest Expense
Total interest expense for reportable segments	$10,895	$10,780	$10,079
Elimination of intersegment interest expense	(10,843)	(10,764)	(10,079)
Other non-allocated interest expense	23,942	18,916	19,415

Total interest expense	$23,994	$18,932	$19,415

Depreciation and Amortization
Total depreciation and amortization for reportable segments	$11,697	$8,494	$7,486
Unallocated depreciation and amortization expense	2,196	1,804	2,407

Total consolidated depreciation and amortization	$13,893	$10,298	$9,893

Income From Continuing Operations Before Income Taxes, and Cumulative Effect of Accounting Change
Total profit for reportable segments	$59,972	$59,217	$58,782
Unallocated depreciation and amortization expense	(2,196)	(1,804)	(2,407)
Unallocated G & A expense	(19,633)	(19,571)	(24,225)
Unallocated interest expense, net	(23,193)	(18,112)	(16,869)
Unallocated loss on sale of property and equipment	397	25	—
Unallocated debt restructure expense	(5,035)	(3,218)	—
Elimination of intersegment interest expense, net	8,014	8,126	7,452

Income from continuing operations before income taxes	$18,326	$24,663	$22,733

Assets
Total assets for reportable segments	$370,326	$340,784	$314,790
Capitalized finance costs not allocated to segments	10,951	6,313	5,595
Corporate unallocated assets	13,705	21,198	22,648
Elimination of intersegment receivable	(74,760)	(65,433)	(57,073)

Consolidated total	$320,222	$302,862	$285,960

Capital Expenditures
Total expenditures for assets for reportable segments	$8,774	$10,549	$9,670
Other asset expenditures	95	261	1,040

Total capital expenditures	$8,869	$10,810	$10,710

13.   SELECTED QUARTERLY INFORMATION (UNAUDITED)

        The following is a summary of selected quarterly information for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Total revenue	$101,282	$127,644	$117,613	$118,140
Gross profit	37,746	47,465	43,458	47,541
Income before cumulative effect of accounting change	(182)	5,425	1,851	3,157
Net income (loss)	(182)	5,425	1,851	3,157
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Total revenue	$92,479	$115,658	$110,099	$107,170
Gross profit	36,303	44,661	39,940	40,473
Income before cumulative effect of accounting change	3,099	5,544	1,221	5,524
Net income	3,099	5,544	1,221	5,524
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Total revenue	$96,860	$121,752	$112,302	$100,208
Gross profit	34,329	41,788	38,984	38,308
Income before cumulative effect of accounting change	2,818	5,053	2,374	3,456
Net income	2,818	3,311	2,374	3,456

14.   VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
Description:
Year ended December 31, 2004:
Allowance for doubtful accounts receivable	$1,039	$585	$814(a	)	$810
Year ended December 31, 2003:
Allowance for doubtful accounts receivable	1,202	1,611	1,774(a	)	1,039
Year ended December 31, 2002:
Allowance for doubtful accounts receivable	1,587	1,319	1,704(a	)	1,202

(a)
Accounts determined to be uncollectable and charged against allowance account, net of collection on accounts previously charged against allowance account.

15.   NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION

        In February 2004, the Company completed an offering of $200.0 million 9% Senior Subordinated Notes ("AGI Senior Notes") due in 2012. Interest is payable on the Notes twice a year on each

February 15 and August 15, beginning August 15, 2004. The Company's present and future restricted subsidiaries will guarantee the AGI Senior Notes with unconditional guarantees of payment that will rank junior in right of payment to their existing and future senior debt, but will rank equal in right of payment to their existing and future senior subordinated debt.

        All of the Company's subsidiaries have jointly and severally guaranteed the indebtedness under the AGI Senior Notes. Full financial statements of the Guarantors have not been included because, pursuant to their respective guarantees, the Guarantors are jointly and severally liable with respect to the AGI Senior Notes.

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the year ended December 31, 2004 (in thousands).

	AGI	Guarantors	Eliminations	AGI Consolidated
Cash & cash equivalents	$24,852	$(288)	$—	$24,564
Accounts receivable (net of allowance for doubtful accounts)	173	98,815	(74,760)	24,228
Inventories	55	42,408	—	42,463
Other current assets	5,168	12,830	—	17,998

Total current assets	30,248	153,765	(74,760)	109,253
Property and equipment, net	6,121	21,521	—	27,642
Intangible assets	9,661	20,311	—	29,972
Goodwill	67,584	78,933	—	146,517
Investment in subsidiaries	451,280	—	(451,280)	—
Other assets	13,823	(6,985)	—	6,838

Total assets	$578,717	$267,545	$(526,040)	$320,222

Accounts payable	$422	$16,089	$—	$16,511
Accrued and other liabilities	21,458	22,760	—	44,218
Current portion of long-term debt	76,160	276	(74,760)	1,676
Current portion of deferred revenue	1,245	56,416	—	57,661

Total current liabilities	99,285	95,541	(74,760)	120,066
Deferred revenue	2,908	38,561	—	41,469
Long-term debt	311,150	1,510	—	312,660
Other long-term liabilities	323,482	(319,347)	—	4,135

Total liabilities	736,825	(183,735)	(74,760)	478,330
Interdivisional equity	—	451,280	(451,280)	—
Stockholders' deficit	(158,108)	—	—	(158,108)

Total liabilities & stockholders' equity	$578,717	$267,545	$(526,040)	$320,222

Revenue	$5,499	$459,180	$—	$464,679
Costs applicable to revenues	(13,364)	(275,105)	—	(288,469)
Operating expenses	(21,816)	(108,214)	—	(130,030)
Interest income (expense), net	(15,179)	(8,060)	—	(23,239)
Other non operating income (expenses)	2,376	(6,991)	—	(4,615)
Income tax benefit (expense)	18,720	(26,795)	—	(8,075)

Net income (loss)	$(23,764)	$34,015	$—	$10,251

Cash flows from operations	$(15,565)	$53,931	$—	$38,366
Cash flows used in investing activities	(1,435)	(5,704)	—	(7,139)
Cash flows (used in) provided by financing activities	37,003	(49,781)	—	(12,778)
Cash at beginning of year	4,849	1,266	—	6,115

Cash at end of year	$24,852	$(288)	$—	$24,564

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the year ended December 31, 2003 (in thousands).

	AGI	Guarantors	Eliminations	AGI Consolidated
Cash & cash equivalents	$4,849	$1,266	$—	$6,115
Accounts receivable (net of allowance for doubtful accounts)	351	90,476	(65,433)	25,394
Inventories	67	36,772	—	36,839
Other current assets	4,057	11,192	—	15,249

Total current assets	9,324	139,706	(65,433)	83,597
Property and equipment, net	6,894	20,320	—	27,214
Intangible assets	5,056	20,141	—	25,197
Goodwill	67,584	82,486	—	150,070
Investment in subsidiaries	411,822	—	(411,822)	—
Other assets	14,774	2,010	—	16,784

Total assets	$515,454	$264,663	$(477,255)	$302,862

Accounts payable	$411	$12,300	$—	$12,711
Accrued and other liabilities	16,653	21,216	—	37,869
Current portion of long-term debt	66,833	78	(65,433)	1,478
Current portion of deferred revenue	3,585	53,724	—	57,309

Total current liabilities	87,482	87,318	(65,433)	109,367
Deferred revenue	3,110	37,991	—	41,101
Long-term debt	237,550	1,099	—	238,649
Other long-term liabilities	276,217	(273,567)	—	2,650

Total liabilities	604,359	(147,159)	(65,433)	391,767
Interdivisional equity	—	411,822	(411,822)	—
Stockholders' equity (deficit)	(88,905)	—	—	(88,905)

Total liabilities & stockholders' equity	$515,454	$264,663	$(477,255)	$302,862

Revenue	$7,276	$418,130	$—	$425,406
Costs applicable to revenues	(12,885)	(251,144)	—	(264,029)
Operating expenses	(21,156)	(94,418)	—	(115,574)
Interest income (expense), net	(9,986)	(8,137)	—	(18,123)
Other non operating income (expenses)	3,195	(6,212)	—	(3,017)
Income tax benefit (expense)	8,813	(18,088)	—	(9,275)

Net income (loss)	$(24,743)	$40,131	$—	$15,388

Cash flows from operations	$(16,565)	$38,415	$—	$21,850
Cash flows (used in) provided by investing activities	(7,938)	(10,676)	—	(18,614)
Cash flows (used in) provided by financing activities	29,225	(28,076)	—	1,149
Cash at beginning of year	127	1,603	—	1,730

Cash at end of year	$4,849	$1,266	$—	$6,115

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries for the year ended December 31, 2002 (in thousands).

	AGI	Guarantors	Eliminations	AGI Consolidated
Revenue	$6,539	$424,583	$—	$431,122
Costs applicable to revenues	(10,372)	(267,341)	—	(277,713)
Operating expenses	(25,464)	(88,306)	—	(113,770)
Interest income (expense), net	(9,417)	(7,445)	—	(16,862)
Other non operating income (expenses)	4,920	(4,964)	—	(44)
Income tax benefit (expense)	12,862	(21,894)	—	(9,032)
Cumulative effect of accounting change	—	(1,742)	—	(1,742)

Net income (loss)	$(20,932)	$32,891	$—	$11,959

Cash flows from operations	$(15,198)	$32,543	$—	$17,345
Cash flows (used in) provided by investing activities	(5,502)	(7,978)	—	(13,480)
Cash flows (used in) provided by financing activities	20,694	(26,009)	—	(5,315)
Cash at beginning of year	133	3,047	—	3,180

Cash at end of year	$127	$1,603	$—	$1,730

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

        This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the date on the cover of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

TABLE OF CONTENTS

Forward Looking Statement	1
Prospectus Summary	2
Risk Factors	17
The Exchange Offer	23
Use of Proceeds	34
Capitalization	35
Pro Forma Consolidated Financial Data	36
Selected Historical Financial and Other Data of AGI	37
Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Business	53
Management	72
Certain Relationships and Related Transactions	79
Security Ownership of Certain Beneficial Owners	80
Principal Accounting Fees and Services	81
Description of Other Indebtedness	82
Description of the Notes	83
Book Entry; Delivery and Forms	118
Plan of Distribution	120
Certain Material United States Income Tax Considerations	121
Legal Matters	125
Experts	125
Available Information	125
Index to Consolidated Financial Statement	F-1

In addition to the obligation of dealers to deliver a prospectus when selling exchange notes received in exchange for old notes held for their own accounts (see "Plan of Distribution"), until                        , 2005 (90 days after the date of this prospectus) all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

$88,200,000

Affinity Group Holding, Inc.

10 7/8% Senior Notes due 2012

PROSPECTUS

CIBC WORLD MARKETS

                        , 2005

Part II

Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers

        Affinity Group Holding, Inc. (AGHI) is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law as to indemnification by AGI of its officers and directors. The general effect of such law is to empower a corporation to indemnify any of its officers and directors against certain expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with certain actions, suits or proceedings (threatened, pending or completed) if the person to be indemnified acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The directors and officers of AGHI are covered by insurance policies indemnifying them against certain liabilities arising under the Securities Act which might be incurred by them in such capacities.

Item 21. Exhibits and Financial Statement Schedules

Item	Regulation S-K Exhibit Table Reference	Sequential Page No.
Certificate of Incorporation of Affinity Group Holding, Inc.	3.1
Bylaws of Affinity Group Holding, Inc.	3.2
Indenture (including form of 9% Senior Subordinated Notes due 2012) dated as of February 18, 2004 among Affinity Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee	4.1
Registration Rights Agreement dated as of February 18, 2004 among Affinity Group, Inc., the Guarantors named herein and CIBC World Markets Corp., as Initial Purchaser	4.2
Purchase Agreement dated as of February 6, 2004 among CIBC World Markets Corp., Affinity Group, Inc. and the Guarantors named therein	4.3
Form of 9% Senior Subordinate Note	4.4
Indenture (including form of 10 7/8% Senior Notes due 2012) dated as of March 24, 2005 among Affinity Group Holding, Inc. and The Bank of New York, as Trustee	4.5
First Supplemental Indenture (including amended form of 10 7/8% Senior Notes due 2012) effective as of March 24, 2005, between Affinity Group Holding, Inc. and The Bank of New York, as Trustee.	4.6
Purchase Agreement dated as of March 24, 2005 among CIBC World Markets Corp. and Affinity Group Holding, Inc.	4.7
Registration Rights Agreement dated March 24, 2005 between Affinity Group Holding, Inc. and CIBC World Markets Corp., as Initial Purchaser	4.8
Form of Old Note	4.9
Form of New Note	4.10

Opinion of Kaplan, Strangis and Kaplan, P.A.**	5.1
Tax Sharing Agreement among Affinity Group Holding, Inc., Affinity Group, Inc. and its subsidiaries	10.1
Form of Phantom Stock Agreement between certain executives and Affinity Group, Inc.	10.2
Form of Phantom Stock Agreements between certain executives and CWI, Inc.	10.3
Form of Phantom Stock Agreements between certain executives and Camp Coast to Coast, Inc.	10.4
Working Agreements and Service Agreements with National General Insurance Contract, as amended.	10.6
401 (k) Savings and Investment Plan.	10.7
Form of Indemnification Agreement for persons consenting to serve as directors upon completion of the offering and amendment thereto.	10.8
Capital Note of AGRP Holding Corp., dated December 5, 2001.	10.9
Amended and Restated Marketing Agreement, dated March 15, 2002 by and between Camping World, Inc. and National General Insurance Company	10.10
Amended and Restated Credit Agreement dated as of June 24, 2003 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Fleet National Bank, as administrative agent, and General Electric Capital Corporation, as documentation agent	10.11
Senior Secured Floating Rate Note Purchase Agreement dated as of June 24, 2003 among Affinity Group, Inc., the guarantors party thereto, the noteholders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Fleet National Bank, as administrative agent and General Electric Capital Corporation, as documentation agent.	10.12
First Amendment to Credit Agreement dated as of February 18, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent	10.13
First Amendment to Note Purchase Agreement dated as of February 18, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent	10.14

Second Amendment to Credit Agreement dated as of June 30, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent	10.15
Second Amendment to Note Purchase Agreement dated as of June 30, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent	10.16
Third Amendment to Credit Agreement dated as of November 12, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent	10.17
Third Amendment to Note Purchase Agreement dated as of November 12, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent	10.18
Agreement with Cross Country Motor Club, Inc. as amended	10.19
Lease Agreement for Distribution Center in Franklin, Kentucky	10.20
Fourth Amendment to Credit Agreement dated as of March 24, 2005 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Fleet National Bank, as administrative agent, and General Electric Capital Corporation, as documentation agent.	10.21
Fourth Amendment to Note Purchase Agreement dated as of March 24, 2005 among Affinity Group, Inc., the guarantors party thereto, the noteholders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Fleet National Bank, as administrative agent and General Electric Capital Corporation, as documentation agent.	10.22
Preferred Membership Interest Unit Subscription Agreement, dated March 24, 2005 between FreedomRoads Holding Company, LLC and CWFR Capital Corp.	10.23
Statement of Computation of Ratio of Earnings to Fixed Charges	12.1
Subsidiaries of the Registrant	21
Consent of Kaplan, Strangis and Kaplan, P.A.*	23.1

Consent of Ernst & Young LLP, independent auditors, addressed to Affinity Group, Inc.	23.2
Power of Attorney	24.1
Statement of Eligibility of Trustee, The Bank of New York, on Form T-1**	25.1
Affinity Group Code of Professional Conduct	99.1
Form of Letter of Transmittal	99.2
Form of Notice of Guarantee Delivery	99.3

*
Filed as part of opinion of Kaplan, Strangis and Kaplan, P.A. (see Exhibit 5.1 hereto)

**
To be filed by amendment.

A copy of any of these exhibits will be furnished at a reasonable cost to any person upon receipt from such person of a written request for such exhibit. Such request should be sent to Affinity Group Holding, Inc., 2575 Vista Del Mar Drive, Ventura, California, 93001, Attention: Chief Financial Officer.

Item 22. Undertakings.

        (a)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ventura, State of California, on this 15th day of April, 2005.

AFFINITY GROUP HOLDING, INC.
By:	/s/ MICHAEL A. SCHNEIDER Michael A. Schneider, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael A. Schneider	President, Chief Executive Officer and a Director (Principal Executive Officer)	April 15, 2005
* Thomas F. Wolfe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Senior Vice President	April 15, 2005
* Stephen Adams	Chairman of the Board of Directors	April 15, 2005
* Mark J. Boggess	President, Chief Executive Officer of Camping World, Inc. and Director	April 15, 2005
* Wayne A. Boysen	Director	April 15, 2005
* John A. Ehlert	Director	April 15, 2005
* David G. Frith-Smith	Director	April 15, 2005
* David B. Garvin	Director	April 15, 2005
* Joe B. McAdams	Director	April 15, 2005
* George S. Parker	Director	April 15, 2005

* Thomas F. Wolfe hereby signs this registration statement on April 15, 2005 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.

*By:	/s/ THOMAS F. WOLFE Thomas F. Wolfe, CFO and Senior Vice President

QuickLinks

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY OF THE EXCHANGE OFFER
SUMMARY OF TERMS OF THE NOTES
Summary Historical Consolidated Financial and Other Data of AGI
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
PRO FORMA CONSOLIDATED FINANCIAL DATA
PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004 (dollars in thousands, except share amounts)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 (dollars in thousands)
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL DATA
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF AGI
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
BOOK ENTRY; DELIVERY AND FORMS
PLAN OF DISTRIBUTION
CERTAIN MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (IN THOUSANDS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDER'S (DEFICIT) EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002 (IN THOUSANDS)
AFFINITY GROUP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
Part II Information Not Required in Prospectus
SIGNATURES